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As filed with the Securities and Exchange Commission on June 30, 2005

Registration No. 333-          .

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-1
REGISTRATION STATEMENT
Under The Securities Act of 1933

SEALY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2510 (Primary Standard Industrial Classification Code Number)	36-3284147 (I.R.S. Employer Identification Numbers)
One Office Parkway Trinity, North Carolina 27370 (336) 861-3500 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Kenneth L. Walker One Office Parkway Trinity, North Carolina 27370 (336) 861-3500 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joseph H. Kaufman, Esq. Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Marc D. Jaffe, Esq. Latham & Watkins LLP 855 Third Avenue New York, New York 10022 (212) 906-1200

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $.01 per share	$402,500,000	$47,374.25

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares to be sold upon exercise of the underwriters' over-allotment option. See "Underwriting."

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 30, 2005.

                        Shares

Sealy Corporation

Common Stock

        This is an initial public offering of shares of common stock of Sealy Corporation.

        Sealy Corporation is selling            shares in this offering. The selling stockholders named in this prospectus are selling an additional            shares. Sealy Corporation will not receive any proceeds from the sale of the shares by the selling stockholders.

        Prior to this offering, there has been no public market for common stock. It is currently estimated that the initial public offering price of the common stock will be between $            and $            per share. Sealy Corporation intends to apply to list the common stock on            under the symbol "      ."

        See "Risk Factors" on page 13 to read about risk factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Sealy Corporation	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than              shares of common stock to the public, the underwriters have the option to purchase up to            additional shares from the selling stockholders at the initial public offering price less the underwriting discount. Sealy Corporation will not receive any net proceeds from the sale of the additional shares by the selling stockholders.

        The underwriters expect to deliver the shares against payment in New York, New York on                        , 2005.

Citigroup	JPMorgan

Prospectus dated                        , 2005.

        Through and including                        , 2005 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

MARKET AND INDUSTRY DATA

        Unless otherwise indicated, all information contained in this prospectus concerning the bedding industry in general, including information regarding (1) our market position and market share within our industry, (2) historical data concerning pricing, sales and volume and growth of sales or volume in our industry, (3) expectations regarding future growth of sales or volume in our industry and (4) brand recognition and consumer awareness, is based on management's estimates using internal data, data from industry trade groups (primarily the International Sleep Products Association ("ISPA")), consumer research and marketing studies and other externally obtained data (including Furniture/Today, a furniture industry publication).

        The following items referred to in this document are trademarks which are federally registered (or for which registrations have been applied) in the United States and elsewhere pursuant to applicable intellectual property laws and are the property of Sealy Corporation or its subsidiaries: Sealy, Sealy Posturepedic, Trueform, MirrorForm, reflexions, UniCased and TripLCased. The following items referred to in this document are trademarks which are federally registered in the United States and elsewhere pursuant to applicable intellectual property laws and are licensed for certain purposes to Sealy Corporation and its subsidiaries but are the property of the indicated entity: Bassett (owned by Bassett Furniture Co.) and Pirelli (owned by Pirelli SpA).

ii

SUMMARY

        This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the historical and pro forma financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

        Throughout this prospectus, we refer to Sealy Corporation, a Delaware corporation, and its consolidated operations as "we," "our" and "us," unless otherwise indicated, and to our wholly owned subsidiaries Sealy Mattress Corporation and Sealy Mattress Company as "Sealy Mattress Corporation" and "SMC," respectively.

Our Company

        We are the largest bedding manufacturer in the world and the leading bedding manufacturer in the United States, based on our wholesale domestic market share of approximately 21.3% in 2004, approximately 38% greater than that of our next largest competitor.

        We manufacture and market a complete line of bedding products, including mattresses and mattress foundations. Our conventional (innerspring) bedding products are manufactured and marketed under our highly recognized Sealy, Sealy Posturepedic, Stearns & Foster and Bassett brand names. In addition, we manufacture and market specialty (non-innerspring) visco-elastic and latex bedding products under the TrueForm, Stearns & Foster, reflexions, Carrington Chase, MirrorForm and Pirelli brand names, which we sell into the rapidly growing and profitable specialty bedding category in the United States and internationally.

        We believe that our Sealy brand name has been the number one selling brand in the domestic bedding industry for over 20 years and our Stearns & Foster brand name is one of the leading brands devoted to the fast-growing luxury segment of the industry. We believe going to market with the best selling and most recognized brand in the domestic bedding industry (Sealy), one of the leading luxury brands (Stearns & Foster), and differentiated specialty bedding offerings give us a competitive advantage and strengthen our relationships with our customers by allowing us to offer sleep solutions to a broad group of consumers.

        We derived approximately 21% of our fiscal 2004 net sales internationally, primarily from Canada and Europe. In Canada, we are the leading bedding manufacturer with a wholesale market share of approximately 18.4% in 2004. We are the only major U.S. bedding manufacturer with substantial company-owned operations overseas, which we believe provides an attractive growth opportunity not readily available to our primary competitors. We also generate royalties by licensing our brands, technology and trademarks to other manufacturers, including twelve international independent licensees.

        We offer a complete line of innerspring bedding products in sizes ranging from twin to king size, selling at retail price points from under $300 to approximately $5,000 per queen set domestically. While we sell products at all retail price points, we focus our product development and sales efforts toward mattress and box spring sets which sell at retail price points above $750 domestically. We believe that higher priced segments of the market offer faster growth and greater profitability. For fiscal 2004, we derived approximately 63% of our total domestic sales from products with retail price points of $750 and above, with our sales in this market segment having increased by 21% over the past two years.

        We also produce a variety of visco-elastic (memory foam) and latex foam bedding products for the specialty bedding category. Domestically, the specialty bedding category, which also includes air-adjustable mattress products, has experienced substantial growth. We believe that by successfully leveraging our strong premium brand positions, our existing strength with customers, our marketing and distribution capabilities, and our development capabilities and latex manufacturing technology, we have the potential to make significant gains in this category. Late in the first fiscal quarter of 2005, we introduced our new Sealy Posturepedic TrueForm visco-elastic bedding product line. We expect to experience additional growth in the specialty bedding category in 2005 as we continue to roll out the TrueForm product and introduce additional specialty bedding offerings to strengthen our competitive position. Our first fiscal quarter 2005 domestic specialty bedding sales grew 59.3% over our first fiscal quarter 2004 sales and our fiscal 2004 domestic specialty bedding sales grew 82.2% over our fiscal 2003 sales.

        We serve domestically a large and well-diversified base of approximately 2,900 customers representing approximately 7,000 outlets, including furniture stores, specialty bedding stores, department stores and national mass merchandisers. Our five largest customers accounted for approximately 20.2% of our net sales for fiscal 2004 and no single customer represented more than 10.0% of our net sales for this period. Our extensive customer relationships, large and well-trained sales force, leading brand names and broad portfolio of product offerings have contributed to a leading market share among the top 25 domestic bedding retailers by wholesale dollars, a group that is growing faster than the broader market.

        We believe our sales force is the largest and best trained in the domestic bedding industry, as evidenced by our high market share among our major retail accounts, new account growth and strong customer retention rates. Our sales strategy supports strong retail relationships through the use of cooperative advertising programs, in-store product displays, sales associate training and a focused national advertising campaign to support our multiple brand platforms. A key component of our sales strategy is the leveraging of our portfolio of multiple leading brands across the full range of retail price points, which we believe helps us to capture and retain long-term customer relationships.

Recent Results

        Our revenues and profitability are increasing as a result of several positive factors. Our revenue growth has benefited from the transition to our one-sided product lines, mix improvement, continued growth in the bedding industry and our specialty bedding product introductions. Our profitability has benefited from our improved product mix and our ongoing implementation of manufacturing efficiency programs and certain discrete cost reduction initiatives. In fiscal 2004, our total domestic net sales were $1.036 billion, an increase of 9.0% compared to fiscal 2003. Worldwide net sales were $1.314 billion in fiscal 2004, an increase of 10.4% compared to fiscal 2003. Worldwide gross margin in fiscal 2004 was 43.7%, an increase from 41.6% in fiscal 2003.

        In the first fiscal quarter of 2005, our total domestic net sales were $286.7 million, an increase of 12.7% compared to fiscal 2004. Worldwide net sales were $359.0 million in the first fiscal quarter of 2005, an increase of 12.8% compared to fiscal 2004. Worldwide gross margin in the first fiscal quarter of 2005 was 44.3%, an increase from 42.3% during the same period in fiscal 2004.

Market Growth Drivers

        The U.S. bedding industry generated wholesale revenues of approximately $5.6 billion during calendar 2004, according to the International Sleep Products Association ("ISPA"). The U.S. bedding industry has historically displayed healthy revenue growth, driven by both growing unit demand and rising average unit selling prices. From 1984 to 2004, the U.S. bedding industry has grown revenues at a compound annual growth rate of approximately 6.2%, driven by compounded growth in units of 2.4% and compounded growth in average unit selling price of 3.4%. During this 20 year period, there has been just one year in which industry revenues declined (by 0.3% in 2001). This stability and resistance to economic downturns is partially due to replacement purchases, which account for an estimated 70% of bedding industry sales. In 2004, ISPA estimates industry revenues grew by 11.3% as compared to 2003, reflecting the strongest growth in 20 years for the industry.

        The growth of the U.S. bedding industry has been supported by demographic and economic factors that favor the ongoing growth of consumer spending on mattresses. The demographic factors include rapid growth in the 39-57 year-old segment of the population, a group that tends to have more discretionary income and purchase a disproportionate share of bedding products relative to the general population, growth in the size of homes and average number of bedrooms in homes, a general trend toward ownership of second homes, and increasing awareness on the part of consumers of the health benefits of better sleep.

        The characteristics of the bedding industry include attractive profit margins, high inventory turns and return on inventory investment for retailers carrying bedding products. These factors help to create compelling economics for customers as returns on investment are superior to many other home furnishing categories.

        We believe we are well-positioned to take advantage of two areas where bedding industry dynamics have been particularly favorable for growth: mattress sales at the premium end of the market (that is, greater than $1,000 per set) and sales of queen and king size mattresses. According to ISPA, mattress units sold in the United States at retail price points of at least $1,000, as a percentage of total mattress units sold, rose from 15.5% in 2000 to 24.3% in 2004. Additionally, queen and king size mattress units sold in the United States, as a percentage of total mattress units sold, rose from 43.3% in 2000 to 46.4% in 2004, according to ISPA. We have a relatively higher market share in these categories compared to our overall domestic market share.

        The specialty bedding category, which represents non-innerspring bedding products including visco-elastic (memory foam), latex foam, air-adjustable and other mattress products, represented approximately 15.9% of the overall U.S. mattress market in 2004. The specialty bedding category has recently experienced substantial growth. According to ISPA, domestic specialty bedding category sales grew in the first quarter of 2005 by 18.6% over first quarter 2004 sales.

        The U.S. bedding industry possesses several other unique and appealing characteristics, including: (i) limited exposure to Asian imports, in contrast to many other U.S. consumer goods categories, given the high shipping costs, short lead times, retailer customization of products and low direct-labor content inherent to the bedding industry; (ii) distribution, which is diversified across channels and has a relatively low exposure to mass merchants due to the floor space, sales support and home delivery requirements of the category; and (iii) an ongoing increase in the market share of the largest bedding manufacturers.

Our Competitive Strengths

        We believe that the following competitive strengths contribute to our leading market position, differentiate us from our competition and will drive our future growth:

Leading brand names

        We believe that our Sealy, Sealy Posturepedic and Stearns & Foster brands give us a competitive advantage by allowing us to distinctly target different segments of the marketplace.

        Our reputation for quality has been built over the last 120 years. Our Sealy brand, which accounted for approximately 76% of our total domestic net sales in fiscal 2004, is the best-selling and most recognized brand in the U.S. bedding industry. The Sealy brand enjoys the highest consumer recognition in the industry, achieving an unaided awareness score of almost twice that of our nearest competitor based upon an independent 2002-2003 consumer study. According to a Gallup 2004 survey, among consumers, Sealy has the highest brand awareness for mattresses, particularly among adults with above average household income. According to Home Furnishing News in 2003, the Sealy brand ranked 9th among the top-150 home products brands overall. Our premium Stearns & Foster brand, which accounted for approximately 11% of our total domestic net sales in fiscal 2004, is one of the leading brand names devoted predominantly to the growing luxury segment.

Leading market positions and unparalleled scale

        As the largest bedding manufacturer in the world, we have significant competitive advantages in both revenue generation and operational efficiencies. In the U.S. bedding market, our brands have held the leading market share position for over 20 years and we continue to be the largest manufacturer, with a wholesale market share of approximately 21.3% in 2004, approximately 38% larger than our nearest competitor. In the Canadian bedding market, we also enjoy the leading market position with an approximate 18.4% market share in 2004.

        Our sales efforts benefit from our large scale, with our sales personnel covering a broad range of customers in geographically diverse locations. With separate staffs focused on field sales and national accounts, we have the breadth to cover a large number of regional customers while maintaining focus on key national accounts. Similarly, the size and structure of our sales force allow us to pursue profitable share gain with smaller dealers without sacrificing service to our larger accounts.

        Our large scale manufacturing presence, consisting of 29 company-operated bedding and component manufacturing facilities located around the world, also affords us several distinct advantages including: (i) the ability to provide superior service and uniform products to regional, national and global accounts, (ii) a significant reduction in our required inventory investment and (iii) geographical proximity to an overwhelming majority of our customers which enables short delivery times and increased consistency of service. Our manufacturing scale also justifies greater expenditures on research and development than our competitors, helping to further drive revenue growth.

        Sealy is the only national, vertically integrated manufacturer of both innerspring and box spring components. Our vertical integration and large scale provide us with competitive advantages in procurement and production costs, which enhance our profitability, and our ability to innovate and more rapidly move new product designs from concept to market.

Breadth of product offering

        We have unmatched breadth and scope in our mattress products and product lines, as demonstrated by our Sealy, Sealy Posturepedic, Stearns & Foster, Bassett, reflexions, TrueForm, MirrorForm and Pirelli brands portfolio in the respective U.S., Mexico, South America, Canada and Europe markets. The various products span retail price points from under $300 per queen set on our promotional line to approximately $5,000 per queen set on our premium offering. Our extensive offering of products and brand names provide customers with a single source for a full line of conventional and specialty products for their customers, and allow those retailers carrying an extended line of Sealy products the beneficial opportunity to "up-sell" customers to higher price point selections within the Sealy portfolio.

Attractive cash flow generation

        Sealy's strong operating margins, relatively low capital expenditures and low working capital requirements all result in attractive cash flow generation, allowing for debt paydown, reinvestment in research and development and additional growth opportunities for our company.

Experienced and committed management team

        Led by David McIlquham since 2002, our management team has on average been with Sealy for over 11 years and has been responsible for driving revenue growth and margin expansion through the launch of Sealy's new UniCased and TripLCased one-sided products, the strategic realignment of our sales force, the implementation of improved financial controls as well as sales and operational measurement tools. Our management team committed approximately $25 million of equity to the Recapitalization (as defined herein), with equity ownership being expanded in the transaction to include 99 members of management.

Our Strategy

        We intend to profitably grow our business through the following strategic initiatives:

Drive product innovation

        We believe ongoing product innovation is central to increasing market share and driving revenue growth in our industry. In 2004, we successfully completed the rollout of our new single-sided, proprietary Sealy Posturepedic UniCased and Stearns & Foster TripLCased product lines in the United States, Canada, and Mexico, representing the broadest product redesign in our history. In the first half of 2005, we introduced our new Sealy Posturepedic TrueForm and MirrorForm visco-elastic bedding product lines and we intend to launch additional specialty bedding products, as well as new Stearns & Foster and Sealy Posturepedic conventional bedding products, between September 2005 and June 2006.

Increase market share with new and existing customers

        We expect to continue to drive market share gains through strategically positioning our products in customer outlets, increasing product turnover and growth in our existing retailer customer base and adding new customers. We have developed a comprehensive set of metrics designed to enable precise measuring and reaction to slot productivity and incremental slot velocity on the customer floor, which we believe will assist customers in driving sales of our products.

Maximize leading position in most attractive market segments and improve product mix

        We continue to focus our sales, marketing and product development efforts by targeting the fastest growing and most profitable categories of the bedding market. With approximately 77 million "baby boomers" reaching their peak spending years and a growing awareness among consumers of the benefits of quality sleep, customer demand for higher-end mattresses has increased. We have a relatively higher market share in the greater than $1,000 retail price point segment compared to our overall domestic market share. We expect that the combination of these factors and our substantial presence in the higher end of the market will aid our future growth.

        In addition, we will continue to focus on the specialty bedding category by continuing to introduce innovative visco-elastic and latex products. We believe our leading position with bedding retailers and in the higher-priced segment of the market will provide us the opportunity to gain market share in this growing specialty bedding category.

Maintain our position as a leading supplier to the largest bedding retailers

        Our extensive customer relationships, large and well-trained sales force, leading brand names and broad portfolio of product offerings have contributed to a leading market share among the top 25 domestic bedding retailers by wholesale dollars, a group that is growing faster than the broader market. We seek to maximize this market share position and expect to benefit as more of our top customers grow at a faster rate than the overall market in the retail sector.

Increase our profit margins

        We intend to continue to increase our profit margins over time. We seek to accomplish this in the following principal ways:

  •
  by designing our new product lines for maximum manufacturing efficiency, yielding productivity improvements;

  •
  through our ongoing implementation of more efficient manufacturing techniques as well as other, discrete cost reduction initiatives;

  •
  by using management metrics to benchmark our manufacturing performance on key measures and drive comparative best-practices across our manufacturing base;

  •
  through increased focus on higher margin premium and specialty bedding categories; and

  •
  by leveraging our fixed cost base.

Leverage our domestic capabilities worldwide

        We also plan to grow our international business through market-oriented strategies. In Canada, where we have the leading market share position, we intend to expand our presence by executing a strategy similar to that utilized in the U.S. market. In Europe, we seek to gain share from regional competition in a fragmented market by leveraging our sales, marketing and manufacturing expertise. In Mexico, Argentina and Brazil, we plan to profitably grow our positions by leveraging our sales, marketing and product development capabilities. In addition, we anticipate further growth from international licensees.

The Recapitalization and Other Recent Transactions

Merger and Recapitalization

        On April 6, 2004 we completed a merger with an entity owned by affiliates of Kohlberg Kravis Roberts & Co. L.P., which we refer to collectively as "KKR," whereby KKR acquired approximately 92% of our capital stock. Certain of our existing stockholders, including affiliates of Bain Capital, LLC and others, which we refer to collectively as the "Rollover Stockholders," retained an approximately 8% interest in our capital stock.

        We issued new Class A common stock to KKR in exchange for cash in the amount of $436.1 million, and the Rollover Stockholders retained their Class A common stock in proportion to their respective ownership interests. SMC issued new debt totaling $1,050 million consisting of a new $125 million floating rate senior secured revolving credit facility with a six-year maturity, a new $560 million floating rate senior secured term loan facility with an eight-year maturity, $100 million under a floating rate senior unsecured term loan with a nine-year maturity, and $390 million aggregate principal amount of new senior subordinated notes bearing interest at 8.25% due June 2014, which we refer to as the "2014 notes."

        The merger and the related financing transactions described above are collectively referred to in this prospectus as the "Recapitalization."

Issuance of PIK Notes and Common Stock

        On July 16, 2004, we issued $75.0 million aggregate principal amount of 10% senior subordinated pay-in-kind (PIK) notes, which we refer to as the "PIK notes," and $47.5 million of common stock to certain institutional investors in transactions exempt from registration under the Securities Act of 1933. The proceeds from the transactions were returned to our existing investors by a combination of cash distributions to shareholders and option holders as well as share repurchases of our common stock, reducing KKR's ownership interest to 80.6%.

        We intend to use approximately $80.5 million of the proceeds of this offering to redeem in full the outstanding principal amount of the PIK notes and pay accrued interest thereon and a related redemption premium at 1% of principal. See "Use of Proceeds."

Amendment to Credit Facility

        SMC amended its senior secured credit facility on April 14, 2005. In connection with the amendment, amounts outstanding under the senior secured term loan were increased from $465 million to $565 million. The additional $100 million of borrowings was used to repay amounts outstanding under SMC's senior unsecured term loan.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares ( shares if the underwriters' option to purchase additional shares is exercised)
Common stock to be outstanding after this offering	shares
Use of proceeds
We intend to use the approximately $149.0 million of net proceeds we expect to receive from this offering as follows: (i) approximately $80.5 million to redeem the outstanding principal amount of our PIK notes and pay a related redemption premium thereon, (ii) approximately $58.0 million to redeem a principal amount of our 2014 notes and pay accrued interest thereon and a related redemption premium thereon and (iii) $10.5 million to KKR in order to terminate our future obligations under our management services agreement. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including pursuant to the underwriters' option to purchase additional shares.
Dividend policy	We do not expect to pay dividends on our shares of common stock in the foreseeable future.
Risk Factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.
Proposed ticker symbol

        Unless we indicate otherwise, the number of shares of common stock that will be outstanding after this offering excludes:

  •
  18,801,670 shares of common stock issuable upon the exercise of options held by our officers and employees outstanding as of May 29, 2005 with a weighted average exercise price of $3.18 per share; and

  •
  an additional 7,376,869 shares authorized and reserved for issuance under our stock incentive plans.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock.

General Information About This Prospectus

        We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, fiscal 2004 refers to the year ended November 28, 2004.

        Sealy Corporation is a Delaware corporation that was formed in 1984. Our principal executive offices are located at One Office Parkway, Trinity, North Carolina 27370 and our telephone number is (336) 861-3500. Our website address is www.sealy.com. The information and content contained on our website are not part of this prospectus.

        KKR was founded in 1976 by Jerome Kohlberg, Henry Kravis and George Roberts. KKR is one of the oldest and most experienced private equity firms specializing in leveraged buyouts, with offices in New York, Menlo Park and London. KKR's investment approach is focused on acquiring attractive business franchises and working closely with management over the long-term to design and implement value creating strategies. Over the past 28 years, KKR has raised over $25 billion in private equity funds and invested over $21 billion of equity in more than 120 transactions with a total value of approximately $136 billion.

Summary Historical and Pro Forma Financial and Other Data

        The following table presents summary historical and pro forma financial and other data about us. The summary financial data for the years ended December 1, 2002, November 30, 2003 and November 28, 2004 are derived from our audited consolidated financial statements and the notes thereto, appearing elsewhere in this prospectus. The summary financial data for the three months ended February 29, 2004 and February 27, 2005 and summary historical balance sheet data as of February 27, 2005 are derived from our unaudited condensed consolidated financial statements and the notes thereto, appearing elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, which, in our opinion, are necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three months ended February 27, 2005 are not necessarily indicative of the results that may be expected for the entire year ending November 27, 2005.

        The summary unaudited pro forma condensed consolidated financial data have been developed by application of pro forma adjustments to the historical consolidated financial statements appearing elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated balance sheet as of February 27, 2005 gives effect to (i) the offering and the application of proceeds therefrom and (ii) the April 2005 amendment to the credit facility. The summary unaudited pro forma condensed consolidated statements of operations for the fiscal year ended November 28, 2004, and the three months ended February 27, 2005, give effect to the (i) Recapitalization, (ii) the April 2005 credit facility amendment and (iii) the offering and the application of proceeds therefrom, as if they had each occurred on December 1, 2003.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for information purposes only. The unaudited pro forma financial information does not purport to represent what the results of operations or financial condition of Sealy Corporation would have been had the offering, the April 2005 credit facility amendment and the Recapitalization actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition of Sealy Corporation for any future period or as of any future date.

        The summary historical and pro forma financial and other data set forth below should be read together with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Selected Historical Financial Data" and our financial statements and the notes thereto, appearing elsewhere in this prospectus.

	Fiscal Year(1)			Three Months Ended		Pro Forma
	2002	2003	2004	February 29, 2004	February 27, 2005	Year Ended November 28, 2004	Three Months Ended February 27, 2005
	(in millions, except per share data)
Statement of Operations data:
Net sales(2)	$1,189.2	$1,189.9	$1,314.0	$318.2	$359.0	$1,314.0	$359.0
Cost of goods sold	679.7	695.1	740.1	183.6	200.0	740.1	200.0
Selling, general and administrative expenses	410.5	397.1	430.9	101.6	108.3	428.9	107.8
Other (income) expense(3)	(0.8)	(8.2)	120.8	(3.1)	(2.4)	121.7	(2.4)

Income (loss) from operations	99.8	105.9	22.2	36.1	53.1	23.3	53.6
Interest expense	72.6	68.5	72.7	16.9	19.7	58.8	15.8
Other (income) expense, net	3.1	0.9	(0.8)	(0.4)	(0.1)	(0.8)	(0.2)

Income (loss) before income taxes	24.1	36.5	(49.7)	19.6	33.5	(34.7)	38.0
Income tax expense (benefit)	7.2	18.2	(9.6)	8.3	12.9	(3.6)	14.7

Net income (loss)	16.9	18.3	(40.1)	11.3	20.6	(31.1)	23.3
Liquidation preference for common L&M shares	18.6	20.5	7.8	5.7	—	—	—

Net income (loss) available to common shareholders	$(1.7)	$(2.2)	$(47.9)	$5.6	$20.6	$(31.1)	$23.3

Basic net income (loss) per share:
Net income (loss) per share	0.16	0.17	(0.40)	0.10	0.22
Liquidation preference for common L&M shares	(0.17)	(0.19)	(0.08)	(0.05)	—
Income (loss) available to common shareholders	(0.01)	(0.02)	(0.48)	0.05	0.22
Weighted average shares	108.0	108.7	99.1	109.0	92.5
Diluted net income (loss) per share:
Net income (loss) per share	0.16	0.17	(0.40)	0.10	0.21
Liquidation preference for common L&M shares	(0.17)	(0.19)	(0.08)	(0.05)	—
Net income (loss) available to common shareholders	(0.01)	(0.02)	(0.48)	0.05	0.22
Weighted average shares	108.0	108.7	99.1	109.0	92.5
Balance Sheet Data (at end of period):
Current assets	$292.0	$356.7	$300.0	$353.0	$329.7		$333.5
Total assets	904.9	959.1	898.5	956.9	925.2		923.7
Current liabilities	226.2	264.6	255.2	269.7	250.8		242.8
Long-term debt, net of current portion	719.9	699.6	1,043.6	676.8	1,057.1		924.7
Total debt	753.2	747.3	1,052.1	747.9	1,069.1		936.7
Stockholders' deficit	(115.7)	(76.2)	(456.8)	(61.9)	(438.8)		(304.3)
	Fiscal Year(1)			Three Months Ended
	2002	2003	2004	February 29, 2004	February 27, 2005
	(in millions)
Other financial data:
EBITDA(4)	$119.2	$129.9	$48.5	$42.6	$58.8
Adjusted EBITDA(4)	164.2	158.6	200.0	47.5	59.6
Cash flows provided by (used in):
Operating activities	100.3	87.1	43.5	(18.5)	1.9
Investing activities	(39.5)	0.6	(7.4)	(5.3)	(1.1)
Financing activities	(45.1)	(14.7)	(116.0)	0.6	15.2
Capital expenditures	(16.8)	(13.4)	(22.8)	(5.3)	(5.7)

(1)
We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2004, November 30, 2003 and December 1, 2002 were 52-week years.

(2)
Information for periods prior to fiscal 2003 has been restated from previously published reports due to the adoption of EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product," as of March 4, 2002, reflecting a reclassification of such costs from selling, general and administrative costs to a reduction of net sales. There was no change to reported net income.

(3)
Consists of the following items to the extent applicable for the periods presented: recapitalization expense, stock based compensation, business closure charge, plant closing and restructuring charges, amortization of intangibles, asset impairment charge and net royalty income.

(4)
EBITDA is defined as net income (loss) plus interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to unusual items, non-cash items and other adjustments, all of which are utilized in calculating covenant ratios and compliance under the indenture governing SMC's senior subordinated notes and the agreement governing SMC's senior secured credit facilities. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, are not measures of financial condition or profitability, and should not be considered as alternatives to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about the calculation of certain financial covenants in the indenture governing SMC's senior subordinated notes and the agreement governing SMC's senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, the indenture governing SMC's senior subordinated notes and the agreement governing SMC's senior secured credit facilities each contain financial covenant ratios, specifically leverage and interest coverage ratios, that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in SMC's senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratios contained in the indenture governing SMC's senior subordinated notes would prohibit SMC and its subsidiaries from being able to incur additional indebtedness other than pursuant to specified exceptions. In addition, under the restricted payment covenants contained in the indenture governing SMC's senior subordinated notes, the ability of SMC to pay dividends is restricted by a formula based on the amount of Adjusted EBITDA. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table sets forth a reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the years ended December 1, 2002, November 30, 2003 and November 28, 2004 and the three month periods ended February 29, 2004 and February 27, 2005:

				Three Months Ended
	Fiscal Year
				February 29, 2004	February 27, 2005
	2002	2003	2004
	(in millions)
Net Income (loss)	$16.9	$18.3	$(40.1)	$11.3	$20.6
Interest	72.6	68.5	72.7	16.9	19.7
Income Taxes	7.2	18.2	(9.6)	8.3	12.9
Depreciation and Amortization	22.5	24.9	25.5	6.1	5.6

EBITDA	$119.2	$129.9	$48.5	$42.6	$58.8
Adjustments to EBITDA(a):
Recapitalization expenses(b)	—	—	133.1	—	—
New product introduction costs(c)	—	9.8	—	—	—
Management fees and consulting expense(d)	5.2	3.9	1.4	—	0.5
Facilties rationalization(e)	3.7	3.0	—	—	—
Write-off related to affiliates(f)	36.0	2.6	—	—	—
Stock-based compensation(g)	0.9	1.3	—	—	—
A/R Process improvement costs(h)		2.2	—	—	—
Unusual relocation costs(i)	0.2	1.0	—	—	—
Deferred debt write-off(j)	—	2.5	—	—	—
Post-closing residual plant costs(k)	—	—	5.7	—	0.5
Bonus to option holders related to parent company financing transaction(l)	—	—	4.0	—	—
Other (various)(m)	(1.0)	2.4	7.3	4.9	(0.2)

Adjusted EBITDA	$164.2	$158.6	$200.0	$47.5	$59.6

(a)
The indenture governing SMC's senior subordinated notes and the agreement governing SMC's senior secured credit facilities specifically identify permitted adjustments for periods prior to the date such indebtedness was incurred in April 2004. The comparability of Adjusted EBITDA for periods prior to such date may therefore be limited.

(b)
For fiscal 2004, consists of one-time charges associated with the Recapitalization as follows: compensation expenses of approximately $53.8 million for the cash settlement and change in the measurement date for options that remained outstanding, management transaction bonuses and the cancellation of an executive's contract; $11.8 million for the write-off of debt issuance costs and premiums associated with debt extinguished in the transaction; $20.4 million for the payment of premium and consent fees associated with the repayment of the previous public debt: and $47.1 million primarily associated with advisory fees and expenses paid in connection with the merger and recapitalization.

(c)
For fiscal 2003, consists of one-time costs related to the launch of the new UniCased product including: (i) $5.4 million associated with price reduction programs related to close-outs of two-sided products (incremental compared to fiscal 2000-2002 average levels), (ii) $2.1 million related to an increase in unit labor costs due to labor inefficiencies surrounding the UniCased transition (incremental compared to fiscal 2002 levels), (iii) $0.6 million for the write-off of obsolete raw material inventory, (iv) $0.8 million for a one-time cost paid to a supplier to expedite materials for roll-out, (v) $0.7 million of incremental new product promotion expense (incremental compared to fiscal 2002 levels) and (vi) $0.2 million write-off for the R&D equipment.

(d)
For fiscal 2002, consists of (i) $2.0 million of fees paid to Bain Capital Management pursuant to a management agreement and (ii) other consulting fees totalling $3.2 million. For fiscal 2003, consists of (i) $2.0 million of fees paid to Bain Capital Management pursuant to a management agreement and (ii) $1.9 million paid to Bain Consulting for strategy consulting services. For fiscal 2004, consists of $1.4 million paid to KKR pursuant to a management agreement. For the three months ended February 27, 2005, consists of $0.5 million paid to KKR pursuant to a management agreement.

(e)
For fiscal 2002, consists of (i) severance costs totalling $0.9 million, (ii) post closing costs totalling $0.4 million and (iii) write-down of facilities totalling $2.4 million. For fiscal 2003, consists of (i) $1.7 million of plant closure expenses for the Lake Wales, Taylor and Memphis facilities, (ii) a $0.3 million non-cash write-down related to our Albany facility and (iii) $1.0 million of environmental, pension costs and other on-going expenses associated with previous facilities closings.

(f)
For fiscal 2002, consists of (i) $22.6 million for bad debt charges associated with affiliates, (ii) a $5.6 million equity loss from Malachi Mattress America, Inc. prior to sale, (iii) $2.0 million of costs associated with the sale of Malachi Mattress America, Inc. and (iv) a $5.8 million business closure charge associated with American Mattress Centers. For fiscal 2003, consists of (i) a $1.8 million non-cash write-down of Western Mattress assets to net realizable value and (ii) a $0.8 million operating loss from Western Mattress.

(g)
Consists of $0.9 million of expense in fiscal 2002 and $1.3 million of expense in fiscal 2003 due to a change in the fair market value of securities of Sealy Corporation that were subject to a put option by an officer.

(h)
For fiscal 2003, consists of $2.2 million of expenses related to accounts receivable process improvement relating to external consultants costs and one-time internal costs such as travel and special bonuses.

(i)
Consists of a $0.2 million expense in fiscal 2002 and a $1.0 million expense in fiscal 2003 representing management's estimate of the incremental amount of senior management relocation expenses considered to be non-recurring.

(j)
For fiscal 2003, consists of a $2.0 million write-off of previously deferred derivative losses and $0.5 million of deferred debt costs associated with early extinguishment of debt.

(k)
For fiscal 2004, consists of (i) a $0.6 million restructuring charge associated with the closing of the Randolph facility in May 2004, (ii) post-closure carrying costs of $1.5 million, $0.8 million and $0.6 million associated with the former Randolph, Memphis and Lake Wales facilities, respectively, and (iii) $2.1 million of environmental, pension costs and other on-going expenses associated with previous facilities closings. For the three months ended February 27, 2005, consists of (i) a $0.3 million additional impairment charge on the previously closed Memphis facility and (ii) $0.4 million of environmental, pension costs and other recurring expenses associated with previous closings, and (iii) offset by a $0.2 million gain on the sale of the Randolph facility.

(l)
Consists of a one time management bonus paid to the holders of our stock options in lieu of the cash dividend which was paid to stockholders on April 16, 2004 (see Note 3 to the Audited Consolidated Financial Statements of Sealy Corporation for the Fiscal Years ended December 1, 2002, November 30, 2003 and November 28, 2004, included elsewhere herein).

(m)
For fiscal 2002, consists of $1.2 million related to bankruptcy preference claims and unusual severance payments, offset by interest income of $2.2 million. For fiscal 2003, consists of $5.7 million related to consulting costs, bankruptcy preference claims, severance charges, and changes in certain accounting estimates, offset by $1.7 million of gains associated with notes receivable and interest income of $1.6 million. For fiscal 2004, consists of: $6.9 million related to new product introduction costs, management services fees, and various contingencies; and $1.3 million adjustment related to the remaining difference between actual adjustments to EBITDA and Adjusted EBITDA as deemed by the senior secured credit agreement for the first quarter of fiscal 2004, and; offset by $0.9 million of interest income. For the three months ended February 29, 2004, consists of the difference between Adjusted EBITDA of $47.5 million as deemed by the Senior Secured Credit Agreement and EBITDA of $42.6 million. For the three months ended February 27, 2005, consists primarily of interest income.

The
following table reconciles EBITDA to cash flows from operations for the years December 1, 2002, November 30, 2003 and November 28, 2004 and the three month periods ended February 29, 2004 and February 27, 2005:

				Three Months Ended
	Fiscal Year
				February 29, 2004	February 27, 2005
	2002	2003	2004
	(in millions)
EBITDA	$119.2	$129.9	$48.5	$42.6	$58.8
Adjustments to EBITDA to arrive at cash flow from operations:
Cumulative effect of change in accounting principle	—	—	—	—	—
Interest expense	(72.6)	(68.5)	(72.7)	(16.9)	(19.7)
Income taxes	(7.2)	(18.2)	9.6	(8.3)	(12.9)
Non-cash charges against (credits to) net income:
Equity in losses (income) of investees	5.6	—	—	—	—
Business closure and impairment charges	8.2	1.8	—	—	—
Deferred income taxes	(2.1)	(0.7)	(17.3)	0.9	8.5
Non-cash interest expense	22.1	9.6	6.0	0.9	2.8
Non-cash charges associated with the recapitalization	—	—	42.2	—	—
Other, net	(3.9)	(3.1)	2.2	(1.0)	0.3
Changes in operating assets & liabilities	31.0	36.3	25.0	(36.7)	(35.9)

Cash flow from operations	$100.3	$87.1	$43.5	$(18.5)	$1.9

RISK FACTORS

        An investment in our common stock involves risk. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to purchase any common stock. We have separated the risks into two groups:

  •
  risks related to our business; and

  •
  risks related to this offering and ownership of our common stock.

        In addition, the risks described below are not the only ones facing us. We have only described the risks we consider to be material. However, there may be additional material risks that are not presently known to us or viewed by us as material. If any of the following risks actually occur, our business, financial condition and results of operations may suffer. As a result, the market price of our common stock could decline and you could lose all or part of your investment in our company.

Risks Related to Our Business

The bedding industry is highly competitive.

        The bedding industry is highly competitive, and we encounter competition from many manufacturers in both domestic and foreign markets. According to data compiled by the U.S. Census Bureau, there are over 700 manufacturers of mattresses and box springs in the U.S. conventional bedding industry. We, along with Simmons Company and Serta, Inc., accounted for approximately 50.6% of wholesale revenues in 2004, according to Furniture/Today, an industry publication. The highly competitive nature of the bedding industry means we are continually subject to the risk of loss of our market share, loss of significant customers, the inability for us to gain market share or acquire new customers, and difficulty in raising our prices. Some of our principal competitors have less debt than we have and may be better able to withstand changes in market conditions within the bedding industry. Additionally, we may encounter increased future competition, which could have a material adverse effect on our business financial condition or results of operations. In addition, there is a risk of further consolidation in our industry which could magnify the competitive risks previously outlined.

Our new product launches may not be successful.

        Each year we invest significant time and resources in research and development to improve our product offerings. In June 2003, we launched an entirely new line of mattresses and box springs under our Sealy Posturepedic brand which utilizes new proprietary manufacturing processes and materials. In January 2004, we launched a new line of mattresses and box springs under our Stearns & Foster brand which utilizes similar new manufacturing processes and materials. Late in the first fiscal quarter of 2005, we introduced our new TrueForm visco-elastic bedding product line. We will continue to incur increased costs in the near term associated with the introduction of these new lines and the training of our employees in the new manufacturing processes. We are subject to a number of risks inherent in new product line introductions, including development delays, failure of new products to achieve anticipated levels of market acceptance and costs associated with failed product introductions.

We may experience fluctuations in our operating results due to seasonality, which could make sequential quarter to quarter comparison an unreliable indication of our performance.

        We have historically experienced, and we expect to continue to experience, seasonal and quarterly fluctuations in net sales and operating income. As is the case with many bedding customers, our retail business is subject to seasonal influences, characterized by strong sales for the months of June through September, which impacts our third fiscal quarter results. Our third fiscal quarter sales are typically 10% to 15% higher than other fiscal quarters. This seasonality means that a sequential quarter to quarter comparison may not be a good indication of our performance or of how we will perform in the future.

We are dependent on our significant customers.

        Our top five customers accounted for approximately 20.2% of our net sales for fiscal 2004. While we believe our relationships with these customers are stable, many arrangements are made by purchase order or are terminable at will at the option of either party. A substantial decrease or interruption in business from our significant customers could result in write-offs or in the loss of future business and could have a material adverse effect on our business, financial condition or results of operations.

        In the future, retailers in the United States may consolidate, restructure, reorganize or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration in the retail industry. Some of these retailers may decide to carry only one brand of mattress products which could affect our ability to sell our products on favorable terms, and could have a material adverse effect on our business, financial condition or results of operations.

Difficulties in integrating potential acquisitions could adversely affect our business, financial condition or results of operations.

        We regularly evaluate potential domestic and international acquisition opportunities to support and strengthen our business. We cannot be sure that we will be able to locate suitable acquisition candidates, acquire candidates on acceptable terms or integrate acquired businesses successfully.

        Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, financial condition or result of operations. In addition, the process of integrating acquired businesses effectively involves the following risks:

  •
  assimilating operations and products may be unexpectedly difficult;

  •
  management's attention may be diverted from other business concerns;

  •
  we may enter markets in which we have limited or no direct experience; and

  •
  we may lose key employees of the acquired business.

We are subject to fluctuations in the cost of raw materials and the possible loss of suppliers.

        The major raw materials that we purchase for production are steel wire, fabrics and roll goods consisting of foam, insulator pads, and fiber and non-wovens. The price and availability of these raw materials are subject to market conditions affecting supply and demand. In particular, world demand for steel over the last two years has increased due to a number of factors, including increased steel imports into Asia. Worldwide production has not been able to keep up with the increased demand, due in part to decreased productive capacity in the United States. Furthermore, the weakening of the U.S. dollar has raised the relative price of steel imported into the United States. Consequently, we believe that the cost of cold rolled steel and steel drawn wire, which are used in the production of the spring units and other components within our mattress and box springs, will continue to remain elevated above their recent historical averages throughout the remainder of 2005. Our profitability, financial condition or results of operations may be materially and adversely affected by increases in raw material costs to the extent we are unable to pass on such higher costs to customers.

        We purchase our raw materials and certain components from a variety of vendors, including Leggett & Platt Inc., Foamex International, Inc., Carpenter Co. and other national raw material and component suppliers. We purchase approximately 54% of our Sealy and Stearns & Foster box spring parts from third party sources, predominantly from Leggett & Platt, which has patents on various interlocking wire configurations. We cannot assure you that there would not be an interruption of production if Leggett & Platt or any other supplier were to discontinue supplying us for any reason.

We are dependent on a single supplier for components in our UniCased and TripLCased design.

        We are dependent upon a single supplier for certain key structural components of our new UniCased Posturepedic line of mattresses. Such components are purchased under a four-year supply agreement, expiring on February 18, 2007, and are manufactured in accordance with a proprietary design exclusive to the supplier. We have incorporated the UniCased method of construction into substantially all of our Sealy brand products, and have also incorporated the similar TripLCased construction into some Stearns & Foster branded products. Under the terms of the supply agreement, we have committed to make minimum purchases of the components totaling $70 million through 2006. A loss or disruption in our supply of these components would have a material adverse effect on our business, financial condition or results of operations.

We have risks associated with our international operations.

        We currently conduct international operations and will likely pursue additional international opportunities. Our international operations are subject to the customary risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation and unstable political situations. We have also limited our ability to independently expand in certain international markets where we have granted licenses to manufacture and sell Sealy bedding products. Our licensees in Australia, Jamaica and the United Kingdom have perpetual licenses, subject to only limited termination rights. Our licensees in the Dominican Republic, the Bahamas, Israel, Japan, New Zealand, Saudi Arabia (which covers 13 middle eastern countries), Spain, South Africa and Thailand hold licenses for fixed terms with limited renewal rights. Fluctuations in the rate of exchange between the U.S. dollar and other currencies may affect stockholders' equity and our financial condition or results of operations.

The loss of the services of any members of our senior management team could adversely affect our business, financial condition or results of operations.

        We are dependent on the continued services of our senior management team. Although we believe we could replace key employees in an orderly fashion should the need arise, the loss of such key personnel could have a material adverse effect on our business, financial condition and results of operations. We cannot provide assurance that we will be able to attract and retain the personnel necessary for the management and development of our business.

We have a substantial amount of indebtedness, which may adversely affect our cash flow, our ability to comply with our debt covenants, repay our indebtedness and operate our business.

        At February 27, 2005, on a pro forma basis, we would have had outstanding indebtedness of approximately $936.7 million. At February 27, 2005 we had availability of $75.1 million under the revolving credit facility after taking into account letters of credit for $27.8 million under our revolving credit facility.

        Our substantial indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for us to pay dividends on our common stock;

  •
  make it more difficult for us to satisfy our obligations with respect to our outstanding debt, and a failure to comply with any financial and other restrictive covenants could result in an event of default under our debt instruments and agreements;

  •
  require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock, working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

  •
  make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

  •
  limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our strategy, or other purposes; and

  •
  place us at a disadvantage compared to our competitors who have less debt.

        Any of the above listed factors could materially and adversely affect our business, financial condition or results of operations.

Despite our current leverage, we may still be able to incur significant additional indebtedness. This could further exacerbate the risks that we face.

        We will be able to incur significant additional indebtedness in the future. Although the indenture governing the 2014 notes and instruments governing our senior secured indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face, including those described above, could intensify.

The terms of our senior secured credit facility and the indenture governing the 2014 notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        Our senior secured credit facility and the indenture governing the 2014 notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on our subsidiaries, including restrictions that may limit our ability to engage in acts that may be in our best long-term interests. Our senior secured credit facility includes financial covenants, including requirements that it:

  •
  maintain a minimum interest coverage ratio; and

  •
  not exceed a maximum total leverage ratio.

The financial covenants contained in our senior secured credit facility will become more restrictive over time. In addition, our senior secured credit facility limits our subsidiaries' ability to make capital expenditures and require that they use proceeds of certain asset sales that are not reinvested in our business to repay indebtedness under them.

        Our senior secured credit facility also includes covenants restricting, among other things, our subsidiaries' ability to:

  •
  incur or guarantee additional debt or issue preferred stock;

  •
  pay dividends, or make redemptions and repurchases, with respect to capital stock;

  •
  create or incur certain liens;

  •
  make certain loans, acquisitions, capital expenditures or investments; and

  •
  engage in mergers, acquisitions, asset sales and sale and lease-back transactions.

        The indenture relating to the 2014 notes also contain numerous covenants including, among other things, restrictions on our subsidiaries' ability to:

  •
  incur or guarantee additional indebtedness or issue disqualified or preferred stock;

  •
  create liens;

  •
  enter into sale and lease-back transactions;

  •
  pay dividends or make other equity distributions;

  •
  repurchase or redeem capital stock;

  •
  make investments or other restricted payments;

  •
  sell assets or consolidate or merge with or into other companies;

  •
  create limitations on the ability of SMC and its restricted subsidiaries to make dividends or distributions to Sealy Mattress Corporation; and

  •
  engage in transactions with affiliates.

        The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in our debt agreements could result in a default under such agreements. If any such default occurs, the lenders under the debt agreements may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all of its available cash to repay these borrowings, any of which would result in an event of default under our notes. Those lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under the senior secured credit facilities will have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under the senior secured credit facilities were to be accelerated, our assets may not be sufficient to repay such debt in full or to repay our notes and our other debt. See "Description of Indebtedness".

We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

        We are a holding company and conduct all of our operations through our subsidiaries and currently have no significant assets other than the capital stock of Sealy Mattress Corporation. As a result, we will rely on dividends and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries and the covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including SMC's senior secured credit facilities and the indenture governing the 2014 notes. For instance, the agreement governing SMC's senior secured credit facility contains restrictions on the ability of Sealy Mattress Corporation to pay dividends or make other distributions to us subject to specified exceptions including an amount based upon 50% of cumulative consolidated net income from April 2004. In addition, the indenture governing SMC's 2014 notes contains restrictions on the ability of SMC to pay dividends or make other distributions to Sealy Mattress Corporation subject to specified exceptions including an amount based upon 50% of cumulative consolidated net income from April 2004.

Our ability to compete effectively depends on our ability to maintain our trademarks, patents and other intellectual property.

        We hold over 300 worldwide trademarks, which we believe have significant value and are important to the marketing of our products to customers. We own 31 U.S. patents, a number of which have been registered in a total of 22 countries, and we have 7 domestic patents pending. In addition, we own U.S. and foreign registered trade names and service marks and have applications for the registration of trade names and service marks pending domestically and abroad. We also own several U.S. copyright registrations, and a wide array of unpatented proprietary technology and know-how. We also license certain intellectual property rights from third parties.

        Our ability to compete effectively with other companies depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. Although our trademarks are currently registered in the United States and registered or pending in 96 foreign countries, there can be no assurance that our trademarks cannot and will not be circumvented, or do not or will not violate the proprietary rights of others, or that we would not be prevented from using our trademarks if challenged. A challenge to our use of our trademarks could result in a negative ruling regarding our use of our trademarks, their validity or their enforceability, or could prove expensive and time consuming in terms of legal costs and time spent defending against it. Either situation could have a material adverse effect on our business, financial condition or results of operations. In addition, there can be no assurance that we will have the financial resources necessary to enforce or defend our trademarks. In addition, there can be no assurance as to the degree of protection offered by the various patents, the likelihood that patents will be issued for pending patent applications or, with regard to the licensed intellectual property, that the licenses will not be terminated. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, our business, financial condition or results of operations could be materially adversely affected.

Regulatory requirements may have a material adverse effect on our business, financial condition or operating results.

        Our products are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities. In addition, other governments and agencies in other jurisdictions regulate the sale and distribution of our products. Compliance with these regulations may negatively impact our business. For example, various state and other regulatory agencies have adopted or are considering new laws, rules and regulations relating to open flame resistance standards. The State of California adopted new open flame resistance standards, that became effective on January 1, 2005. The U.S. Consumer Product Safety Commission has stated its plans to introduce new regulations relating to open flame resistance standards for the mattress industry, which are currently expected to go into effect in 2006 or early 2007. Compliance with these new rules may increase our costs, alter our manufacturing processes and impair the performance of our products. While we believe we are currently in compliance with the new California standards, because new standards that differ from the California laws may be adopted in other jurisdictions, our products will not necessarily meet all future standards.

        In addition, our marketing and advertising practices could become the subject of proceedings before regulatory authorities or the subject of claims by other parties, which could require us to alter or end these practices or adopt new practices that are not as effective or are more expensive.

Environmental, health and safety requirements could expose us to material obligations and liabilities.

        We are subject to federal, state, local and foreign laws and regulations relating to pollution, environmental protection and occupational health and safety. There can be no assurance that we are at all times in complete compliance with all such requirements, and consequences for violating such requirements can be material. We have made and will continue to make capital and other expenditures to comply with environmental and health and safety requirements. In addition, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or any offsite disposal location where our wastes have been disposed, or if contamination from prior activities is discovered at any of our properties or third-party owned properties that we or our predecessors formerly owned or operated, we may be subject to liability arising out of such conditions and the amount of such liability could be material. Liability can include, for example, costs of investigation and cleanup of the contamination, natural resource damages, damage to properties and personal injuries. We are currently conducting environmental investigations or cleanups at several locations, including a formerly owned facility in South Brunswick, New Jersey and at an inactive facility in Oakville, Connecticut, and have been monitoring groundwater at our South Gate, California facility. We have recorded accruals to reflect future costs associated with these cleanups. However, because of the uncertainties associated with environmental remediation, it is possible that the costs incurred with respect to the cleanups could exceed the recorded accruals. We have in the past received requests for information related to offsite locations where our wastes have been disposed and could be requested to contribute to the cost of investigating or cleaning up these or other sites.

We may face exposure to product liability.

        We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance that such coverage will continue to be available on terms acceptable to us or that such coverage will be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our business, financial condition or results of operations.

A deterioration in labor relations could have a material effect on our business, financial condition or results of operations.

        As of November 28, 2004 we had 6,399 full-time employees. Approximately 70% of our employees at our 25 North American plants are represented by various labor unions with separate collective bargaining agreements. Our current collective bargaining agreements, which are typically three years in length, expire at various times beginning in 2005 through 2007. Due to the large number of collective bargaining agreements, we are periodically in negotiations with certain of the unions representing our employees. We cannot assure you that we will not at some point be subject to work stoppages by some of our employees and, if such events were to occur, that there would not be a material adverse effect on our business, financial condition or results of operations. Further, we cannot assure you that we will be able to renew the various collective bargaining agreements on the same or similar terms, or at all, which could affect our business, financial condition or results of operations.

Our pension plan is currently underfunded and we will be required to make cash payments to the plan, reducing the cash available for our business.

        We have a noncontributory, defined benefit pension plan covering current and former hourly employees at five of our active plants and seven previously closed facilities. We record a minimum liability associated with this plan equal to the excess of the accumulated benefit obligation over the fair value of plan assets. The minimum liability at November 28, 2004 was $3.9 million, and we expect to make estimated minimum funding contributions totaling $1.2 million in 2005. If the performance of the assets in this pension plan does not meet our expectations, or if other actuarial assumptions are modified, our future cash payments to the plan could be higher than we expect. This pension plan is subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded pension plan under limited circumstances. In the event our pension plan is terminated for any reason while it is underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding.

Risks Related to this Offering and Ownership of Our Common Stock

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on            or otherwise, or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Your interest will be immediately and substantially diluted if you purchase common stock in this offering.

        If you purchase common stock in this offering, you will experience an immediate and substantial dilution of $            per share of common stock because the price per share of common stock in this offering is substantially higher than the net tangible book deficit of each share of common stock outstanding immediately after this offering. Our net tangible book deficit on a pro forma basis after giving effect to the amendment to our senior secured credit facility and the issuance of common stock in this offering and the application of proceeds therefrom is approximately $(        ) million, or $(        ) per share of common stock. In addition, if outstanding options to purchase common stock are exercised, there could be substantial additional dilution. See "Dilution," "Management—Executive Compensation" and "Management—Compensation Pursuant to Plans and Other Arrangements" for information regarding outstanding stock options and additional stock options that we may grant.

Our stock price may fluctuate significantly following the offering, and you could lose all or part of your investment as a result.

        We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in "—Risks Related to Our Business," and the following, some of which are beyond our control:

  •
  quarterly variations in our results of operations;

  •
  results of operations that vary from the expectations of securities analysts and investors;

  •
  results of operations that vary from those of our competitors;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  •
  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  future sales of our common stock; and

  •
  general domestic and international economic conditions.

        Furthermore, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

If our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend.

        In the past, following periods of market volatility in the price of a company's securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, causing our business, financial condition or results of operations to suffer.

If we or our existing stockholders sell additional shares of our common stock after this offering, the market price of our common stock could decline.

        The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        We, our directors and officers, the selling stockholders, KKR and certain other institutional investors have agreed not to offer or sell, dispose of or hedge, directly or indirectly, any common stock without the permission of the representatives of underwriters for a period of 180 days from the date of this prospectus, subject to certain exceptions and automatic extension in certain circumstances. Sales of a substantial number of shares of our common stock following the expiration of these lock-up periods could cause the market price of our common stock to decline. See "Shares Eligible for Future Sale."

        In addition, 18,801,670 shares of our common stock are issuable upon the exercise of presently outstanding stock options under our stock option plans and 7,376,869 shares have been reserved for future issuance under our stock option plan. Shares acquired upon the exercise of vested options under our stock option plan will first become eligible for resale ninety days after the date of this prospectus. Shortly following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options issuable under our stock option plan. Sales of a substantial number of shares of our common stock following the vesting of these options could cause the market price of our common stock to decline.

Because we do not anticipate paying cash dividends on our common stock for the foreseeable future, you will not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

        We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment and do not anticipate paying any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including SMC's senior secured credit facilities and the indenture governing the 2014 notes. Therefore, you will not receive any return on an investment in our common stock unless you sell your common stock for a price greater than which you paid for it.

Provisions in our governing documents could discourage a takeover that stockholders may consider favorable.

        In addition to KKR's ownership of a controlling percentage of our common stock, provisions contained in our certificate of incorporation and bylaws could make it difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our company may be unsuccessful.

KKR controls us and may have conflicts of interest with us or you in the future.

        After the consummation of this offering, KKR will beneficially own approximately            % of our common stock (or            % if the underwriters exercise their over-allotment option in full). In addition, representatives of KKR will occupy a majority of the seats on our board of directors. As a result, KKR has control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of our board of directors or the stockholders regardless of whether or not other members of our board of directors or stockholders believe that any such transactions are in their own best interests. Additionally, KKR is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as KKR continues to hold a majority of our outstanding common stock, they will have the ability to control the vote in any election of directors. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Compliance with Section 404 of the Sarbanes-Oxley Act and other requirements of being a public company may strain our resources and divert management's attention from other business concerns.

        As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. In connection with the evaluation of our disclosure controls and procedures for the year ended November 28, 2004, and in connection with observations by our independent registered public accountants identified in their audit of our consolidated financial statements, management identified certain deficiencies in our financial statement close process primarily related to the review and approval process for various account analyses and reserve/accrual calculations and the consolidated financial/balance sheet review process. Ongoing compliance with these controls and procedures may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition or results of operations.

We are a "controlled company" within the meaning of the rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon completion of this offering, KKR will continue to control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the            corporate governance standards. Under the            rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain            corporate governance requirements, including:

  •
  the requirement that a majority of the board of directors consist of independent directors;

  •
  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

        Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the             corporate governance requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as "believes," "expects," "anticipates," "plans," "estimates," "projects," "may," "intends," "seeks" or similar expressions, we are making forward-looking statements.

        All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

  •
  the level of competition in the bedding industry;

  •
  the success of new products;

  •
  our relationship with significant customers and licensees;

  •
  future acquisitions;

  •
  fluctuations in costs of raw materials;

  •
  our relationship with our major suppliers;

  •
  our international relations;

  •
  departure of key personnel;

  •
  encroachments on our intellectual property;

  •
  legal and regulatory requirements;

  •
  product liability claims;

  •
  our labor relations;

  •
  the timing, cost and success of opening new manufacturing facilities;

  •
  our level of indebtedness;

  •
  interest rate risks;

  •
  an increase in return rates; and

  •
  other risk factors discussed in this prospectus and, from time to time, in our filings with the SEC.

        We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the sale of             shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $149.0 million. This estimate assumes an initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus. In addition,              shares are being offered by the selling stockholders. We will receive no proceeds from the sale of the shares of our common stock by the selling stockholders, including any net proceeds from the sale of up to            additional shares by the selling stockholders upon the underwriters' exercise of their over-allotment option.

        We intend to use the approximately $149.0 million of net proceeds we expect to receive from this offering as follows: (i) approximately $80.5 million to redeem the outstanding principal amount of our PIK notes and pay accrued interest thereon and a related redemption premium, (ii) approximately $58.0 million to redeem a principal amount of our 2014 notes and pay accrued interest and a related redemption premium and (iii) $10.5 million to KKR in order to terminate our future obligations under our management services agreement. The PIK notes mature on July 15, 2015 and accrue interest-in-kind at 10% per year. The 2014 notes mature on June 15, 2014 and accrue interest at 8.25% per year.

DIVIDEND POLICY

        We do not currently, and do not intend to, pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operation and expansion and debt repayment. We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries' debt agreements. Under SMC's senior secured credit facilities and indenture governing the 2014 notes, SMC is generally restricted from making dividends or other distributions to us. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of February 27, 2005:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the April 2005 credit facility amendment, this issuance of common stock in offering, and the application of proceeds therefrom.

        The table below should be read together with "Selected Historical Financial Data", "Unaudited Pro Forma Condensed Consolidated Financial Information," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto, appearing elsewhere in this prospectus."

	February 27, 2005
	Historical	Pro Forma
	(unaudited) (in millions)
Cash and cash equivalents	$37.8	$34.7

Debt:
Senior subordinated PIK notes	$79.7	$—
Senior secured revolving credit facility	22.2	22.2
Senior secured term loan facility	465.0	565.0
Senior unsecured term loan facility	100.0	—
Senior subordinated notes due 2014	390.0	337.3
Other	12.2	12.2

Total debt	$1,069.1	$936.7
Stockholders' deficit:
Preferred stock, $0.01 par value, 50.0 shares authorized; -0- shares issued and outstanding, actual; -0- shares issued and outstanding, pro forma	—	—
Common stock, $0.01 par value, shares authorized; 92.5 shares issued and outstanding, actual; shares issued and outstanding, pro forma	0.9
Additional paid-in capital	386.5
Accumulated deficit	(829.3)
Accumulated other comprehensive income	3.1

Total stockholders' deficit	(438.8)	(304.3)

Total capitalization	$630.3	$632.4

DILUTION

        Dilution is the amount by which the initial public offering price per share paid by purchasers of our common stock in this offering exceeds the pro forma net tangible book deficit per share of our common stock immediately after the completion of this offering. The pro forma net tangible book deficit per share of our common stock is determined as follows:

  •
  our total assets less our intangible assets, which equals our total tangible assets;

  •
  less our total liabilities; and

  •
  divided by the number of shares of our common stock outstanding.

        Our pro forma net tangible book deficit as of February 27, 2005 was $(832.9) million, or $        per share. Without taking into account any adjustment in net tangible book deficit attributable to operations after February 27, 2005, after giving effect to this offering and the receipt by us of an estimated $149.0 million of net proceeds from this offering, based on an assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus), our pro forma net tangible book deficit at February 27, 2005 would have been approximately $            million, or $            per share. This represents an immediate decrease in net tangible book deficit of $            per share to our existing stockholders. This also represents an immediate dilution of $            per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book deficit per share as of February 27, 2005
Decrease per share attributable to investors in this offering
Pro forma net tangible book deficit per share after this offering

Dilution per share to new investors	$

        Assuming this offering had occurred on February 27, 2005, the following table summarizes the differences between the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by our existing stockholders and the new investors purchasing shares of common stock in this offering with respect to the number of shares of common stock purchased from us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors in this offering

Total		100.0%			$100.0%

        The sale of            shares in this offering by the selling stockholders will cause the number of shares held by existing stockholders to be reduced to             shares or            % of the total number of shares outstanding after this offering. See "Principal and Selling Stockholders."

        The tables and calculations above assume no exercise of outstanding options. As of February 27, 2005, there were 18,801,670 million shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.18 per share. To the extent that these options are exercised, there will be dilution to new investors of $            per share. See "Management—Compensation Pursuant to Plans and Other Arrangements."

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information has been developed by application of pro forma adjustments to the historical consolidated financial statements of Sealy Corporation appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet gives effect to: (i) the amendment to the Senior Secured Credit Facility that occurred on April 14, 2005; and (ii) to the issuance of common stock in this offering and application of proceeds therefrom as described in "Use of Proceeds," as if each had occurred on February 27, 2005. The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended November 28, 2004 and the three months ended February 27, 2005 give effect to: (i) the Recapitalization; (ii) the amendment to the Senior Secured Credit Facility that occurred on April 14, 2005; and (iii) the issuance of common stock in this offering and application of proceeds therefrom as described in "Use of Proceeds" as if they had each occurred on December 1, 2003. Assumptions underlying the pro forma adjustments are described in the accompanying notes.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what the results of operations or financial condition of Sealy Corporation would have been had the Recapitalization, the credit facility amendment and this offering, including the application of the net proceeds as described in "Use of Proceeds," actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition of Sealy Corporation for any future period or as of any future date. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in "Selected Historical Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Sealy Corporation and related notes thereto appearing elsewhere in this prospectus.

SEALY CORPORATION
Unaudited Pro Forma Condensed Consolidated Balance Sheet
February 27, 2005

	Historical	Adjustments for the Credit Facility Amendment(1)		Pro Forma As Adjusted to Reflect the Credit Facility Amendment	Adjustment for the Offering(1)		Pro Forma As Adjusted
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$37.8	$(3.1	)(2)	$34.7	$—	(6)	$34.7
Accounts receivable, net	197.4	—		197.4	—		197.4
Inventories	57.2	—		57.2	—		57.2
Assets held for sale	4.4	—		4.4	—		4.4
Prepaid expenses, deferred taxes and other current assets	32.9	6.9	(4)	39.8	—		39.8

	329.7	3.8		333.5	—		333.5
Property, plant and equipment, at cost	312.3	—		312.3	—		312.3
Less accumulated depreciation	(148.4)	—		(148.4)	—		(148.4)

	163.9	—		163.9	—		163.9
Other assets:
Goodwill, net of accumulated amortization	385.9	—		385.9	—		385.9
Other intangibles—net of accumulated amortization	4.4	—		4.4	—		4.4
Debt issuance costs, net, and other assets	41.3	(3.2	)(3)	38.1	(2.1	)(7)	36.0

	431.6	(3.2)		428.4	(2.1)		426.3

	$925.2	$0.6		$925.8	$(2.1)		$923.7

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Current portion—long-term obligations	$12.0	$—		$12.0	$—		$12.0
Accounts payable	107.9	—		107.9	—		107.9
Accrued incentives and advertising	33.4	—		33.4	—		33.4
Accrued compensation	41.1	—		41.1	—		41.1
Accrued interest	13.1	—		13.1	(0.9	)(6)	12.2
Other accrued expenses	43.3	—		43.3	(7.1	)(9)	36.2

	250.8	—		250.8	(8.0)		242.8
Long-term obligations, net	1,057.1	—		1,057.1	(132.4	)(8)	924.7
Other noncurrent liabilities	43.5	—		43.5	—		43.5
Deferred income taxes	12.6	4.4	(4)	17.0	—		17.0
Stockholders' deficit	(438.8)	(3.8	)(5)	(442.6)	138.3	(9)	(304.3)

	$925.2	$0.6		$925.8	$(2.1)		$923.7

See accompanying notes to unaudited pro forma condensed consolidated balance sheet.

SEALY CORPORATION
Notes to Unaudited Pro Forma Condensed Consolidating Balance Sheet
(in millions)

(1)
The unaudited pro forma condensed consolidated balance sheet has been derived by the application of pro forma adjustments to the historical financial statements as of February 27, 2005. Such adjustments give effect to the April 14, 2005 amendment to the senior secured credit facility, whereby the $100 million outstanding senior unsecured notes were extinguished and refinanced with borrowings under the amended senior secured credit facility, and to the issuance of common stock offered hereby and the application of proceeds therefrom, as if all transactions had occurred on February 27, 2005.

(2)
Reflects cash paid in connection with the April 14, 2005 amendment to the senior secured credit facility and the related refinancing of the senior unsecured term notes as follows:

Prepayment penalty on the retirement of the senior unsecured loans due April 6, 2013	$2.0
Arrangement fees	0.6
Legal fees	0.2
Rating agency fees	0.3

Total cash used in connection with senior secured credit facility amendment	$3.1

(3)
Reflects the reduction in deferred debt issuance costs in connection with the senior secured credit facility amendment as follows:

Write-off of all debt issuance costs associated with the senior unsecured term loans due to the extinguishment of the loans	$3.2
Write-off of a portion of the debt issuance costs associated with the senior secured term loans due to the partial extinguishment of the loans	0.2
Capitalization of new debt issuance costs for a portion of fees paid relating to new loans received to replace debt extinguished in the senior secured credit facility amendment	(0.2)

Net reduction in debt issuance costs associated with the credit facility amendment	$3.2

(4)
Reflects adjustments to income taxes receivable and deferred tax liabilities resulting from expenses associated with the senior secured credit facility amendment.

(5)
Reflects the effect of non-recurring charges and related tax benefit for expenses associated with the senior secured credit facility amendment as follows:

Prepayment penalty and fees (see Note 2)	$3.1
Write-off of deferred debt issuance costs (see Note 3)	3.2

Total one-time charges before estimated tax benefit	6.3
Estimated tax benefit (see Note 4)	(2.5)

Total one-time charges, net of tax benefit	$3.8

(6)
Reflects the impact on cash resulting from this offering as follows:

Sources:
Proceeds from this offering	$175.0

Uses:
Redeem PIK notes	79.7
Redeem portion of outstanding 2014 notes	52.7
Fees and expenses associated with this offering	26.0
Management Services Agreement termination fee	10.5
Redemption premium on 2014 notes	4.4
Accrued interest on 2014 notes	0.9
Redemption premium on PIK notes	0.8

Total uses of cash	$175.0

(7)
Reflects the write-off of deferred debt issuance costs in connection with this offering as follows:

Related to 2014 notes	$1.8
Related to PIK notes	0.3

$2.1

(8)
Reflects the repayment of indebtedness in connection with this offering as follows:

PIK notes	$79.7
2014 notes	52.7

$132.4

(9)
Reflects the following adjustments to stockholders' deficit related to this offering:

Proceeds from this offering	$175.0
Less fees and other direct costs	(26.0)

Net proceeds from this offering	149.0
Management Services Agreement termination fee	(10.5)
Redemption premium on 2014 notes	(4.4)
Write-off of debt issuance costs (see Note 7)	(2.1)
Redemption premium on PIK notes	(0.8)

Total one-time charges	(17.8)
Estimated tax benefit	7.1

Total one-time charges, net of tax benefit	(10.7)

Total adjustments to stockholders' deficit related to this offering	$138.3

SEALY CORPORATION
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended November 28, 2004

	Historical	Adjustments for the Recapitaliza- tion(1)		Adjustments for the Credit Facility Amendment(1,8)		Pro forma As Adjusted to Reflect the Credit Facility Amendment & Recapitalization	Adjustments for the Offering(1,9)		Pro Forma As Adjusted
	(in millions)
Net Sales	$1,314.0	$—		$—		$1,314.0	$—		$1,314.0
Cost of goods sold	740.1	—		—		740.1	—		740.1

Gross Profit	573.9	—		—		573.9	—		573.9
Selling, general and administrative expenses	430.9	—		—		430.9	(2.0	)(6)	428.9
Recapitalization expense	133.1	0.9	(2)	—		134.0	—		134.0
Plant/Business closing and restructuring charges	0.6	—		—		0.6	—		0.6
Amortization of intangibles	1.2	—		—		1.2	—		1.2
Royalty income, net	(14.1)	—		—		(14.1)	—		(14.1)

Income from operations	22.2	(0.9)		—		21.3	2.0		23.3
Interest expense	72.7	(1.6	)(3)	(5.0	)(5)	66.1	(7.3	)(7)	58.8
Other income, net	(0.8)	—		—		(0.8)	—		(0.8)

Income before income taxes	(49.7)	0.7		5.0		(44.0)	9.3		(34.7)
Income tax expense (benefit)	(9.6)	0.3		2.0		(7.3)	3.7		(3.6)

Net loss	(40.1)	0.4		3.0		(36.7)	5.6		(31.1)
Liquidation preference from common L&M shares	7.8	(7.8	)(4)	—		—	—		—

Net loss available to common shareholders	$(47.9)	$8.2		$3.0		$(36.7)	$5.6		$(31.1)

Earnings per share—Basic
Net loss—Basic	(0.40)					(0.39)
Liquidation preference for common L&M shares	(0.08)					—

Net loss available to common shareholders	$(0.48)					$(0.39)

Earnings per share—Diluted:
Net loss—Basic	(0.40)					(0.39)
Liquidation preference for common L&M shares	(0.08)					—

Net loss available to common shareholders	$(0.48)					$(0.39)

Weighted average number of common shares outstanding:
Basic	99.1					94.2
Diluted	99.1					94.2

See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

SEALY CORPORATION
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
(in millions)

(1)
The unaudited pro forma condensed consolidated statement of operations has been derived by the application of pro forma adjustments to the historical financial statements for the year ended November 28, 2004. Such adjustments give effect to the Recapitalization, to the April 14, 2005 amendment to the senior secured credit facility, and to the issuance of common stock offered hereby and the application of proceeds therefrom, as if all three transactions had occurred on December 1, 2003. Non-recurring charges related to the Recapitalization totalling $133 million are included in the historical results for fiscal 2004 and have not been removed for the pro forma presentation. Non-recurring charges related to the refinancing and the offering have been excluded (see Notes 8 and 9).

(2)
Reflects additional charge to write off deferred hedge losses related to pre-Recapitalization debt which were being amortized to interest expense until April 6, 2004.

(3)
Reflects the reduction in interest expense and amortization of deferred financing fees related to: (i) $560 million of term loan borrowings under the new senior secured credit facilities; (ii) the $100 million senior unsecured term loan; and (iii) the $390 million of 2014 notes; as follows:

Pro forma additional interest cost on new debt issuances	$19.8
Pro forma additional amortization of deferred financing fees—new debt issuances	1.5
Historical interest cost on debt repaid on April 6, 2004	(20.6)
Historical amortization of deferred financing fees on debt repaid on April 6, 2004	(1.5)
Historical amortization of deferred hedge losses from accumulated other comprehensive income through April 6, 2004	(0.8)

Pro forma adjustment to interest expense associated with Recapitalization	$(1.6)

(4)
Reflects the removal of the liquidation preference on Class L and Class M common shares as if such shares had been repurchased and cancelled in connection with the Recapitalization on December 1, 2003.

(5)
Reflects the reduction in interest expense and amortization of deferred financing fees in connection with the senior secured credit facility amendment as follows:

Pro forma annual interest cost on senior secured term loan as amended	$22.1
Pro forma amortization of deferred financing fees on additional Senior Secured Term Loans	0.3
Annual interest cost on senior secured term loans as adjusted for the Recapitalization	(21.3)
Annual interest cost on $100 million senior unsecured term loans as adjusted for the Recapitalization	(5.8)
Annual amortization of deferred financing fees on $100 million senior unsecured term loans as adjusted for the Recapitalization	(0.3)

Net reduction in interest expense associated with the credit facility amendment	$(5.0)

(6)
Reflects the removal of management fees which will cease upon termination of the management services agreement in connection with this offering. Also in connection with this offering, we will incur a one-time fee of $10.5 million for the termination of the Management Services Agreement (see Note 9).

(7)
Reflects the reduction in interest expense and amortization of deferred financing fees in connection with this offering as follows:

Pro forma annual interest cost on $52.7 million of 2014 notes to be repaid	$4.3
Pro forma annual amortization of deferred financing fees on $52.7 million of 2014 notes	0.2
Historical interest cost (from their July 16, 2004 issuance) on PIK notes to be repaid	2.8

Pro forma adjustment to interest expense associated with the offering	$7.3

(8)
The following non-recurring charges were incurred in connection with the refinancing and have been excluded from the pro forma presentation:

Prepayment penalty on the retirement of the senior unsecured loans due April 6, 2013	$2.0
Other fees expensed:
Arrangement fees	0.6
Legal fees	0.2
Rating agency fees	0.3
Less portion of fees capitalized as new debt issuance costs	(0.2)

Total prepayment penalties and fees expensed	2.9
Write-off of all debt issuance costs associated with the senior unsecured term loans due to the extinguishment of the loans	3.2
Write-off of a portion of the debt issuance costs associated with the senior secured term loans due to the partial extinguishment of the loans	0.2

Total one-time charges associated with the refinancing	$6.3

(9)
The following non-recurring charges expected to be incurred in connection with this offering have been excluded from the pro forma presentation:

Management Services Agreement termination fee	$10.5
Redemption premium on 2014 notes	4.4
Write-off of debt issuance costs	2.1
Redemption premium on PIK notes	0.8

Total one-time charges expected to be associated with the offering	$17.8

SEALY CORPORATION
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Three Months Ended February 27, 2005

	Historical	Adjustments for the Credit Facility Amendment(1)		Pro Forma As Adjusted to Reflect the Credit Facility Amendment	Adjustments for the Offering(1)		Pro Forma As Adjusted
	(in millions)
Net Sales	$359.0	$—		$359.0	$—		$359.0
Cost of goods sold	200.0	—		200.0	—		200.0

Gross Profit	159.0	—		159.0	—		159.0
Selling, general and administrative expenses	108.3	—		108.3	(0.5	)(3)	107.8
Amortization of intangibles	0.2	—		0.2	—		0.2
Royalty income, net	(2.6)	—		(2.6)	—		(2.6)

Income from operations	53.1	—		53.1	0.5		53.6

Interest expense	19.8	(0.9	)(2)	18.9	(3.1	)(4)	15.8
Other income, net	(0.2)	—		(0.2)	—		(0.2)

Income before income taxes	33.5	0.9		34.4	3.6		38.0
Income tax expense (benefit)	12.9	0.4		13.3	1.4		14.7

Net income	$20.6	$0.5		$21.1	$2.2		$23.3

Earnings per share—Basic	$0.22			$0.23
Earnings per share—Diluted	$0.21			$0.22
Weighted average number of common shares outstanding:
Basic	92.5			92.5
Diluted	97.2			97.2

See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

SEALY CORPORATION
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
(in millions)

(1)
The unaudited pro forma condensed consolidated statement of operations has been derived by the application of pro forma adjustments to the historical financial statements for the three months ended February 27, 2005. Such adjustments give effect to the April 14, 2005 amendment to the senior secured credit facility and to the issuance of common stock offered hereby and the application of proceeds therefrom, as if both transactions had occurred on December 1, 2003.

(2)
Reflects the reduction in interest expense and amortization of deferred financing fees in connection with senior secured credit facility amendment as follows:

Pro forma interest cost on senior secured term loan as amended	$6.3
Pro forma amortization of deferred financing fees on additional Senior Secured Term Loans	0.1
Historical interest cost of senior secured and unsecured loans	(7.2)
Historical amortization of deferred financing fees on senior unsecured term loans	(0.1)

Net reduction in interest expense associated with the credit facility amendment	$(0.9)

(3)
Reflects the removal of management fees which will cease upon termination of the management services agreement in connection with the offering.

(4)
Reflects the reduction in interest expense and amortization of deferred financing fees in connection with this offering as follows:

Historical interest cost on 2014 notes	$1.1
Historical interest cost on PIK notes to be repaid	1.9
Historical amortization of related deferred financing fees	0.1

Pro forma adjustment to interest expense associated with the offering	$3.1

SELECTED HISTORICAL FINANCIAL DATA

        The following table presents selected financial and other data about us. The selected financial data for the years ended and as of November 26, 2000, December 2, 2001, December 1, 2002, November 30, 2003 and November 28, 2004 are derived from our audited consolidated financial statements and the notes thereto. The financial statements for the two years ending November 30, 2003 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and appear elsewhere in this prospectus. The financial statements for the year ended November 28, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and appear elsewhere in this prospectus.

        The selected financial data for the three months ended February 27, 2004 and February 27, 2005 and as of February 27, 2005 and February 29, 2004 are derived from our unaudited consolidated financial statements and the notes thereto, appearing elsewhere in this prospectus. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which, in our opinion, are necessary for a fair presentation of the financial condition and results of operations for these periods. Operating results for the three months ended February 27, 2005 are not necessarily indicative of the results that may be expected for the entire year ending November 27, 2005.

        The selected financial and other data set forth below should be read together with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto, appearing elsewhere in this prospectus.

	Fiscal Year(1)					Three Months Ended
	2000	2001	2002	2003	2004	February 29, 2004	February 27, 2005
	(in millions, except per share data)
Statement of operations data:
Net Sales(2)	$1,070.1	$1,154.1	$1,189.2	$1,189.9	$1,314.0	$318.2	$359.0
Cost of goods sold	603.9	668.6	679.7	695.1	740.1	183.6	200.0
Selling, general and administrative expenses	335.0	386.9	410.5	397.1	430.9	101.6	108.3
Other (income) expense	8.2	4.7	(0.8)	(8.2)	120.8	(3.1)	(2.4)

Income (loss) from operations(3)	123.0	93.9	99.8	105.9	22.2	36.1	53.1
Interest expense, net	69.0	78.0	72.6	68.5	72.7	16.9	19.7
Other (income) expense, net	(3.4)	24.4	3.1	0.9	(0.8)	(0.4)	(0.1)

Income (loss) before provision for income taxes	57.4	(8.5)	24.1	36.5	(49.7)	19.6	33.5
Provision for income tax expense	27.3	12.5	7.2	18.2	(9.6)	8.3	12.9

Income (loss) before cumulative effect of change in accounting principle	30.1	(21.0)	16.9	18.3	(40.1)	11.3	20.6
Cumulative effect of change in accounting principle, net of tax	—	(0.2)	—	—	—	—	—

Net income (loss)	30.1	(20.8)	16.9	18.3	(40.1)	11.3	20.6
Liquidation preference for common L&M shares	14.8	16.9	18.6	20.5	7.8	5.7	—

Net income (loss) available to common shareholders	$15.3	$(37.7)	$(1.7)	$(2.2)	$(47.9)	$5.6	$20.6

Basic net income (loss) per share:
Net income (loss) per share	$0.28	$(0.19)	$0.16	$0.17	$(0.40)	$0.10	$0.22
Liquidation preference for common L&M shares	(0.13)	(0.15)	(0.17)	(0.19)	(0.08)	(0.05)	—

Net income (loss) available to common shareholders	$0.15	$(0.34)	$(0.01)	$(0.02)	$(0.48)	$0.05	$0.22

Weighted average shares	109.9	108.5	108.0	108.7	99.1	109.0	92.5
Diluted net income (loss) per share:
Net income (loss) per share	$0.25	$(0.19)	$0.16	$0.17	$(0.40)	$0.10	$0.21
Liquidation preference for common L&M shares	(0.12)	(0.15)	(0.17)	(0.19)	(0.08)	(0.05)	—

Income (loss) available to common shareholders	$0.13	$(0.34)	$(0.01)	$(0.02)	$(0.48)	$0.05	$0.21

Weighted average shares	119.5	108.5	108.0	108.7	99.1	109.1	97.2

Balance Sheet Data (at end of period):

Current assets	$239.8	$289.4	$292.0	$356.7	$300.0	$353.0	$329.7
Total assets	830.0	903.1	904.9	959.1	898.5	956.9	925.2
Current liabilities	208.0	214.6	226.2	264.6	255.2	269.7	250.8
Long-term debt, net of current portion	651.8	748.3	719.9	699.6	1,043.6	676.8	1,057.1
Total debt	686.2	778.1	753.2	747.3	1,052.1	747.9	1,069.1
Stockholders' deficit	(93.3)	(132.9)	(115.7)	(76.2)	(456.8)	(61.9)	(438.8)
Other Financial Data:
Depreciation & amortization	$27.0	$31.9	$22.5	$24.9	$25.5	$6.1	$5.6
Capital expenditures	(24.1)	(20.1)	(16.8)	(13.4)	(22.8)	(5.3)	(5.7)
Cash flows provided by (used in):
Operating activities	70.2	11.3	100.3	87.1	43.5	(18.5)	1.9
Investing activities	(43.9)	(62.9)	(39.5)	0.6	(7.4)	(5.3)	(1.1)
Financing activities	(19.0)	45.5	(45.1)	(14.7)	(116.0)	0.6	15.2
EBITDA(4)	153.4	101.4	119.2	129.9	48.5	42.6	58.8
Adjusted EBITDA(4)	—	147.4	164.2	158.6	200.0	47.5	59.6

(1)
We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2004, November 30, 2003, December 1, 2002 and November 26, 2000 were 52-week years and the fiscal year ended December 2, 2001 was a 53-week year.

(2)
Information for periods prior to fiscal 2003 has been restated from previously published reports due to the adoption of EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product," as of March 4, 2002, reflecting a reclassification of such costs from selling, general and administrative costs to a reduction of net sales. There was no change to reported net income.

(3)
Also includes the following items to the extent applicable for the periods presented: recapitalization expense, stock based compensation, business closure charge, plant closing and restructuring charges, amortization of intangibles, asset impairment charge and net royalty income.

(4)
EBITDA is defined as net income (loss) plus interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to unusual items, non-cash items and other adjustments, all of which are utilized in calculating covenant ratios and compliance under the indenture governing SMC's senior subordinated notes and the agreement governing SMC's senior secured credit facilities. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, are not measures of financial condition or profitability, and should not be considered as alternatives to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about the calculation of certain financial covenants in the indenture governing SMC's senior subordinated notes and the agreement governing SMC's senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, the indenture governing SMC's senior subordinated notes and the agreement governing SMC's senior secured credit facilities each contain financial covenant ratios, specifically leverage and interest coverage ratios, that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in SMC's senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratios contained in the indenture governing SMC's senior subordinated notes would prohibit SMC and its subsidiaries from being able to incur additional indebtedness other than pursuant to specified exceptions. In addition, under the restricted payment covenants contained in the indenture governing SMC's senior subordinated notes, the ability of SMC to pay dividends is restricted by a formula based on the amount of Adjusted EBITDA. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table sets forth a reconciliation of net income (loss) before the cumulative effect of a change in accounting principle to EBITDA and EBITDA to Adjusted EBITDA for the years ended November 26, 2000, December 2, 2001,

  December 1, 2002, November 30, 2003 and November 28, 2004 and the three month periods ended February 29, 2004 and February 27, 2005:

						Three Months Ended
	Fiscal Year
						February 29, 2004	February 27, 2005
	2000	2001	2002	2003	2004
	(in millions)
Income (loss) before cumulative effect of change in accounting principle	$30.1	$(21.0)	$16.9	$18.3	$(40.1)	$11.3	$20.6
Interest	69.0	78.0	72.6	68.5	72.7	16.9	19.7
Income Taxes	27.3	12.5	7.2	18.2	(9.6)	8.3	12.9
Depreciation and Amortization	27.0	31.9	22.5	24.9	25.5	6.1	5.6

EBITDA	$153.4	$101.4	$119.2	$129.9	$48.5	$42.6	$58.8

Adjustments to EBITDA(a):
Recapitalization expenses(b)		$—	$—	$—	$133.1	$—	$—
New product introduction costs(c)		—	—	9.8	—	—	—
Management fees and consulting expense(d)		2.0	5.2	3.9	1.4	—	0.5
Facilties rationalization(e)		3.7	3.7	3.0	—	—	—
Write-off related to affiliates(f)		36.3	36.0	2.6	—	—	—
Stock based compensation(g)		(2.7)	0.9	1.3	—	—	—
A/R Process improvement costs(h)		—	—	2.2	—	—	—
Unusual relocation costs(i)		—	0.2	1.0	—	—	—
Deferred debt write-off(j)		—	—	2.5	—	—	—
Post-closing residual plant costs(k)		—	—	—	5.7	—	0.5
Bonus to option holders related to parent company financing transaction(l)		—	—	—	4.0	—	—
Other (various)(m)		6.7	(1.0)	2.4	7.3	4.9	(0.2)

Adjusted EBITDA		$147.4	$164.2	$158.6	200.0	$47.5	$59.6

(a)
The indenture governing SMC's senior subordinated notes and the agreement governing SMC's senior secured credit facilities specifically identify permitted adjustments for periods prior to the date such indebtedness was incurred in April 2004. The comparability of Adjusted EBITDA for periods prior to such date may therefore be limited.

(b)
For fiscal 2004, consists of one-time charges associated with the Recapitalization as follows: compensation expenses of approximately $53.8 million for the cash settlement and change in the measurement date for options that remained outstanding, management transaction bonuses and the cancellation of an executive's contract; $11.8 million for the write-off of debt issuance costs and premiums associated with debt extinguished in the transaction; $20.4 million for the payment of premium and consent fees associated with the repayment of the previous public debt: and $47.1 million primarily associated with advisory fees and expenses paid in connection with the merger and recapitalization.

(c)
For fiscal 2003, consists of one-time costs related to the launch of the new UniCased product including: (i) $5.4 million associated with price reduction programs related to close-outs of two-sided products (incremental compared to fiscal 2000-2002 average levels), (ii) $2.1 million related to an increase in unit labor costs due to labor inefficiencies surrounding the UniCased transition (incremental compared to fiscal 2002 levels), (iii) $0.6 million write-off of obsolete raw material inventory, (iv) $0.8 million one-time cost paid to a supplier to expedite materials for roll-out, (v) $0.7 million incremental new product promotion expense (incremental compared to fiscal 2002 levels) and (vi) $0.2 million write-off of R&D equipment.

(d)
For fiscal 2001, consists of $2.0 million of fees paid to Bain Capital Management pursuant to a management agreement. For fiscal 2002, consists of (i) $2.0 million of fees paid to Bain Capital Management pursuant to a management agreement and (ii) other consulting fees incurred totaling $3.2 million. For fiscal 2003, consists of (i) $2 million fees paid to Bain Capital Management pursuant to a management agreement and (ii) $1.9 million paid to Bain Consulting for strategy consulting services. For fiscal 2004, consists of $1.4 million paid to KKR pursuant to a management agreement. For the three months ended February 27, 2005, consists of $0.5 million paid to KKR pursuant to a management agreement.

(e)
For fiscal 2001, consists of (i) $3.5 million of plant closure expenses for the Memphis facility and other severance and (ii) $0.2 million of environmental and pension costs associated with facility closings. For fiscal 2002, consists of (i) severance costs totaling $0.9 million, (ii) post closing costs totalling $0.4 million and (iii) write-down of facilities totalling $2.4 million. For fiscal 2003, consists of (i) $1.7 million of plant closure expenses for the Lake Wales, Taylor and Memphis facilities, (ii) a $0.3 million non-cash write-down related to our Albany facility and (iii) $1.0 million of environmental, pension costs and other on-going expenses associated with previous facilities closings.

(f)
For fiscal 2001, consists of (i) a $26.3 million non-cash impairment charge to write-down the investments in Malachi Mattress America, Inc and Mattress Discounters Corporation to net realizable value, (ii) $6 million non-cash charge related to accounts receivable, and (iii) $4.0 million equity loss related to Malachi Mattress America, Inc. For fiscal 2002, consists of (i) $22.6 million for bad debt charges associated with affiliates, (ii) $5.6 million equity loss from Malachi Mattress America, Inc. prior to sale, (iii) $2.0 million of costs associated with the sale of Malachi Mattress America, Inc. and

  (iv) $5.8 million business closure charge associated with American Mattress Centers. For fiscal 2003, consists of (i) a $1.8 million non-cash write-down of Western Mattress assets to net realizable value and (ii) a $0.8 million operating loss from Western Mattress.

(g)
Consists of $2.7 million of income in fiscal 2001, $0.9 million expense in fiscal 2002 and $1.3 million expense in fiscal 2003 due to a change in the fair market value of securities of Sealy Corporation that were subject to a put option by an officer.

(h)
For fiscal 2003, consists of $2.2 million of expenses related to accounts receivable process improvement relating to external consultants costs and one-time internal costs such as travel and special bonuses.

(i)
Consists of a $0.2 million expense in fiscal 2002 and a $1.0 million expense in fiscal 2003 representing management's estimate of the incremental amount of senior management relocation expenses considered to be non-recurring.

(j)
For fiscal 2003, consists of a $2.0 million write-off of previously deferred derivative losses and $0.5 million of deferred debt costs associated with early extinguishment of debt.

(k)
For fiscal 2004, consists of (i) a $0.6 million restructuring charge associated with the closing of the Randolph facility in May 2004, (ii) post-closure carrying costs of $1.5 million, $0.8 million, $0.6 million associated with the former Randolph, Memphis, and Lake Wales facilities, respectively, and (iii) $2.1 million of environmental, pension costs and other recurring expenses associated with previous facilities closings. For the three months ended February 27, 2005, consists of (i) a $0.3 million additional impairment charge on the previously closed Memphis facility, (ii) $0.4 million of environmental, pension costs and other on-going expenses associated with previous facilities closings, and (iii) offset by a $0.2 million gain on the sale of the Randolph facility.

(l)
Consists of a one time management bonus paid to the holders of our stock options in lieu of the cash dividend which was paid to stockholders on April 16, 2004 (see Note 3 to the Audited Consolidated Financial Statements of Sealy Corporation for the Fiscal Years ended December 1, 2002, November 30, 2003 and November 28, 2004, included elsewhere herein).

(m)
For fiscal 2001, consists of other one time charges of $6.7 million related to non-cash charges associated with a write-off of receivables due to a customer bankruptcy and impairment of goodwill on a foreign investment, offset by interest income of $1.9 million. For fiscal 2002, consists of $1.2 million related to bankruptcy preference claims and unusual severance payments, offset by interest income of $2.2 million. For fiscal 2003, consists of $5.7 million related to consulting costs, bankruptcy preference claims, severance charges, and changes in certain accounting estimates, offset by $1.7 million of gains associated with notes receivable and interest income of $1.6 million. For fiscal 2004, consists of: $6.9 million related to new product introduction costs, management services fees, and various contingencies; $1.3 million adjustment related to the remaining difference between actual adjustments to EBITDA and Adjusted EBITDA as deemed by the Senior Secured Credit Agreement for the first quarter of fiscal 2004, and; offset by $0.9 million of interest income. For the three months ended February 29, 2004, consists of the difference between Adjusted EBITDA of $47.5 million as deemed by the Senior Secured Credit Agreement and EBITDA of $42.6 million. For the three months ended February 27, 2005, consists primarily of interest income.

The following table reconciles EBITDA to cash flows from operations for the years ended November 26, 2000, December 2, 2001, December 1, 2002, November 30, 2003 and November 28, 2004 and the three month periods ended February 29, 2004 and February 27, 2005:

	Fiscal Year					Three Months Ended
	2000	2001	2002	2003	2004	February 29, 2004	February 27, 2005
	(in millions)
EBITDA	$153.4	$101.4	$119.2	$129.9	$48.5	$42.6	$58.8
Adjustments to EBITDA to arrive at cash flow from operations:
Cumulative effect of change in accounting principle	—	0.2	—	—	—	—	—
Interest expense	(69.0)	(78.0)	(72.6)	(68.5)	(72.7)	(16.9)	(19.7)
Income taxes	(27.2)	(12.5)	(7.2)	(18.2)	9.6	(8.3)	(12.9)
Non-cash charges against (credits to) net income:
Equity in losses (income) of investees	(0.5)	4.0	5.6	—	—	—	—
Business closure and impairment charges	—	30.7	8.2	1.8	—	—	—
Deferred income taxes	(0.9)	(4.9)	(2.1)	(0.7)	(17.3)	0.9	8.5
Non-cash interest expense	18.5	20.2	22.1	9.6	6.0	0.9	2.8
Non-cash charges associated with the recapitalization	—	—	—	—	42.2	—	—
Other, net	5.7	(8.7)	(3.9)	(3.1)	2.2	(1.0)	0.3
Changes in operating assets & liabilities	(9.8)	(41.1)	31.0	36.3	25.0	(36.7)	(35.9)

Cash flow from operations	$70.2	$11.3	$100.3	$87.1	$43.5	$(18.5)	$1.9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations with the "Unaudited Pro Forma Condensed Consolidated Financial Information", "Selected Historical Financial Data" and the audited historical and unaudited interim financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

Business Overview

        We are the largest bedding manufacturer in the world, with a 21.3% domestic market share in 2004. We estimate that our market share has increased slightly through February 27, 2005. We manufacture and market a complete line of bedding (innerspring and non-innerspring) products, including mattresses and box springs, holding leading positions in key market segments such as luxury bedding products and among leading retailers. According to Home Furnishing News in 2003, the Sealy brand ranked 9th among the top 150 home products brands. Our conventional bedding products include the Sealy, Sealy Posturpedic, Stearns & Foster and Bassett brands and account for approximately 88.4% of our total net sales for the year ended November 28, 2004. In addition to our innerspring bedding, we also produce a variety of visco-elastic (memory foam) and latex foam bedding products. Though sales of such products were not significant in 2004, we expect to experience growth in these product lines in 2005 as we seek to strengthen our competitive position in the specialty bedding (non-innerspring mattress) market. We distinguish ourselves from our major competitors by maintaining our own component parts manufacturing capability and producing substantially all of our mattress innerspring requirements and approximately 46% of our box spring component parts requirements. We believe that our industry is resilient to economic downturns due partially to the large portion of purchases, approximately 70%, which are for mattress replacements. The growth of the bedding industry has been supported by economic and demographic factors such as increasing disposable income among the "baby boomer" segment of the population, an increase in the number of bedrooms per home and second home purchases, and growing awareness of the health benefits of quality sleep.

        In connection with the Recapitalization (as more fully described under "—Merger and Recapitalization" below), we repaid substantially all of our then-outstanding debt. Although we incurred substantially increased levels of debt, our cost of capital was reduced due to lower interest rates on the new debt compared with our earlier financing, and our total interest costs have remained comparable with those prior to the Recapitalization. Due to our strong operating cash flow since the Recapitalization, we have been able to repay $95 million of SMC's senior secured term loan significantly ahead of schedule. In addition, SMC refinanced its senior secured credit facilities in April 2005 to borrow an additional $100 million, which was used to repay the $100 million outstanding under SMC's senior unsecured term loan due April 6, 2013. Our first fiscal quarter cash flow from operations, normally negative due primarily to semi-annual interest payments on our senior subordinated debt, was flat for the quarter ended February 27, 2005 due to the timing of payments for annual incentive bonuses and profit sharing contributions compared to the prior year. Our strategy in 2005 will be to continue to deleverage our business through additional prepayments of our long-term debt as permitted by our senior credit agreements and our operating cash flow.

        In 2004, we successfully completed the rollout of our new single-sided, "no-flip" Sealy UniCased and Stearns & Foster TripLCased product lines in the United States, Canada, and Mexico, representing the broadest product redesign in our history. The manufacture and sale of these products for our Sealy Posturepedic lines began in mid-2003, followed by the introduction of the new Stearns & Foster lines in the first fiscal quarter of 2004. Our initial profitability from the sales of these new products was limited as we worked to gain manufacturing efficiency with the new designs and supported our customers'

transition to the new products with price rollbacks. In 2004, with these issues substantially behind us, we began to realize the anticipated contribution of these products to our sales growth and profitability, which has continued into the first fiscal quarter of 2005. Our profitability has been further enhanced by rapid growth among our high-end price point ($1,000 and up) luxury bedding lines. Our shares of the Luxury and Ultra-Luxury product segments are greater than our overall market share, and our Stearns & Foster and Luxury Posturepedic lines directly target these segments.

        Late in the first fiscal quarter of 2005, we introduced our new TrueForm visco-elastic bedding product line to take advantage of the rapid growth of the specialty bedding category. This market, which includes latex foam, visco-elastic and air-adjustable mattress products, has experienced substantial growth both domestically and internationally. We believe that by successfully leveraging our strong brand advantage and our marketing and distribution capabilities, we have the potential to make significant gains in the specialty bedding category.

        Our industry continues to be challenged by the high cost of steel and petroleum products, which affect the cost of our steel innerspring and our polyurethane foam and polyethylene component parts. Thus far, we have been able to successfully address these cost pressures though a price increase announced in May of 2004 and cost reduction efforts. During the first fiscal quarter of 2005, the cost of these components has continued to remain elevated above their recent historical averages, and we expect this trend to continue throughout the remainder of 2005.

        Historically, the bedding industry has had limited exposure to competition from imports due to high shipping costs, short lead times, the large number of finished goods SKUs and the importance of brands. Although Asian bedding manufacturers have begun to explore the feasibility of exporting their products into the United States, we do not expect that competition from Asian bedding imports will have a significant impact on our business. We believe that by focusing on further improvements in the efficiency of our supply chain, controlling costs, and continuing to invest in product innovation and our brands, we can ensure that our domestically produced products will remain competitive with Asian bedding imports. Furthermore, we believe that the relatively low labor content of our domestically produced mattresses lessens any competitive advantage provided by lower Asian labor costs.

Critical Accounting Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of financial statements in accordance with US GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. US GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within US GAAP that our management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Our management regularly assesses these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note 1 to the consolidated financial statements included elsewhere in this prospectus. We believe the following accounting estimates are critical to understanding our results of operations and affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

        Cooperative Advertising, Rebate and Other Promotional Programs—We enter into agreements with our customers to provide funds to the customer for advertising and promotion of our products. We also enter into volume and other rebate programs with our customers whereby funds may be rebated to the customer. When sales are made to these customers, we record liabilities pursuant to these agreements. We periodically assess these liabilities based on actual sales and claims to determine whether all of the cooperative advertising earned will be used by the customer or whether the customers will meet the requirements to receive rebated funds. We generally negotiate these agreements on a customer-by-customer basis. Some of these agreements extend over several periods and are linked with supply agreements. Most of these agreements coincide with our fiscal year; however, our customers typically have ninety days following the end of a period to submit claims for reimbursement of advertising and promotional costs. Therefore, significant estimates are required at any point in time with regard to the ultimate reimbursement to be claimed by our customers. Subsequent revisions to such estimates are recorded and charged to earnings in the period in which they are identified. Costs of these programs totaled $171.4 million in 2004, of which $41.9 million was recorded as a reduction of sales and the remaining $129.5 million is recorded as selling, general and administrative expenses.

        Allowance for Doubtful Accounts—We actively monitor the financial condition of our customers to determine the potential for any nonpayment of trade receivables. In determining our reserve for bad debts, we also consider other general economic factors. Our management believes that our process of specific review of customers combined with overall analytical review provides an accurate evaluation of ultimate collectibility of trade receivables. Our loss experience was $3.1 million, or approximately 0.2 percent of sales, in 2004.

        Warranties and Product Returns—Our warranty policy provides a 10-year non-prorated warranty service period on all currently manufactured Sealy Posturepedic, Stearns & Foster and Bassett bedding products and some other Sealy-branded products and a 20-year warranty period on our True Form visco-elastic product introduced late in the first fiscal quarter of 2005. Our policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded based on historical trends of warranty costs. Our estimate involves an average lag time in days between the sale of a bed and the date of its return applied to the current rate of warranty returns. Our accrued warranty liability totaled $13.9 million as of November 28, 2004.

        Impairment of Goodwill—We perform an annual assessment of our goodwill for impairment as of the beginning of the fiscal fourth quarter. We base our assessment of recoverability on a multiple of earnings before interest, taxes, depreciation and amortization (EBITDA). At least annually, or when events or circumstances indicate that their carrying value may not be recoverable from future cash flows, we assess our goodwill for impairment. The use of the EBITDA multiple is considered by our management to be the most meaningful measurement. The EBITDA multiple selected is based on comparison of other companies in the furnishings and consumer durable industry sectors. These comparable multiples have historically ranged from 5.0 to 9.6. We consider comparable factors in determining which multiple should be utilized. These factors include among others, company size, estimated market share or dominance, recent trends and forecasted results. Our 2004 test for impairment indicated that utilizing an EBITDA measure of less than 4.0 times would likely result in an indication of impairment requiring a further assessment of potential impairment. Should market factors or our performance result in either a lower valuation multiple or decreased EBITDA, impairment could result which may be material. The total carrying value of our goodwill at November 28, 2004 was $387.5 million.

        Income Taxes—We record an income tax valuation allowance when the realization of certain deferred tax assets, including net operating losses and capital loss carryforwards, is not likely. These deferred tax items represent expenses recognized for financial reporting purposes, which may result in tax deductions in the future. Certain judgments, assumptions and estimates may affect the carrying value of the valuation allowance and income tax expense in the consolidated financial statements. Our net deferred tax assets at November 28, 2004 were $13.1 million, net of a $19.8 million valuation allowance. Significant judgment is also required in evaluating our federal, state and foreign tax positions and in the determination of our tax provision. Despite our belief that our tax return positions are fully supportable, we may establish and have established reserves when we believe that certain tax positions are likely to be challenged and we may not fully prevail in overcoming these challenges. We may adjust these reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, our tax advisors, or resolution of issues in the courts. Our tax expense includes the impact of reserve provisions and changes to reserves that we consider appropriate, as well as related interest. Accruals for tax contingencies are included in other noncurrent liabilities.

Merger and Recapitalization

        On April 6, 2004, we completed a merger with an entity owned by affiliates of KKR on April 6, 2004 whereby KKR acquired approximately 92% of our capital stock and the Rollover Stockholders retained approximately an 8% interest in our capital stock.

        In connection with the merger, we repaid substantially all of our then-outstanding debt and accrued interest as of April 6, 2004 totaling $751.1 million. Our capital stock outstanding immediately prior to the merger, except with respect to those shares to be retained by the Rollover Stockholders, was cancelled and exchanged for aggregate cash consideration of approximately $740.5 million plus direct costs of $7.6 million.

        We issued new Class A common stock to KKR in exchange for cash in the amount of $436.1 million, and the Rollover Stockholders retained their Class A common stock in proportion to their respective ownership interests. SMC issued new debt totaling $1,050 million consisting of a new $125 million floating rate senior secured revolving credit facility with a six-year maturity (under which no amounts were drawn at the time of the Recapitalization), a new $560 million floating rate senior secured term loan facility with an eight-year maturity, $100 million under a floating rate senior unsecured term loan with a nine-year maturity, and $390 million aggregate principal amount of new senior subordinated notes bearing interest at 8.25% due June 2014. On September 29, 2004, SMC completed an exchange offer whereby all of the senior subordinated notes were exchanged for publicly traded, registered securities with identical terms (other than certain terms relating to registration rights and certain interest rate provisions otherwise applicable to the original senior subordinated notes).

        Concurrent with the Recapitalization, the option agreements of three of our officers were amended to provide them with the right to put their vested shares held under their options back to us upon their retirement. We recorded an obligation of approximately $2.5 million to recognize the resulting obligation to repurchase vested shares under options held by these officers.

        In connection with the Recapitalization, we incurred costs and expenses totaling $177.1 million, including $36.4 million capitalized as deferred debt issuance costs to be amortized over the respective terms of the new debt, and $7.6 million of costs charged against additional paid-in capital associated with the repurchase of previously outstanding shares as noted above. The remaining $133.1 million of expenses resulted in a pre-tax charge against earnings for the year ended November 28, 2004. Included in the charge were compensation expenses of approximately $53.8 million for the cash settlement and change in the measurement date for options that remained outstanding, management transaction bonuses and the cancellation of an executive's contract. Also included were $11.8 million for the write-off of debt issuance costs and premiums associated with debt extinguished in the transaction, and $20.4 million for the payment of premium and consent fees associated with the repayment of the previous public debt. The remaining charges represent other non-recurring charges primarily associated with advisory fees and expenses paid in connection with the Recapitalization. Of the total pre-tax charge of $133.1 million, approximately $42.2 million were non-cash charges. Cash costs and pre-tax expenses connected with the Recapitalization, including the payment of certain previously accrued expenses of approximately $1.1 million, totaled approximately $136.9 million.

Results of Operations

  Tabular Information

        The following table sets forth our summarized results of operations for fiscal years 2002, 2003 and 2004, expressed in millions of dollars as well as a percentage of each year's net sales, and for the fiscal quarters ended February 29, 2004 and February 27, 2005, expressed in millions of dollars as well as a percentage of each fiscal quarter's net sales:

							Three months ended
	Fiscal Year
							February 29, 2004		February 27, 2005
	2002		2003		2004
	(in millions)
		(1)		(1)		(1)		(1)		(1)
Total net sales	$1,189.2	100%	$1,189.9	100%	$1,314.0	100%	$318.2	100%	$359.0	100%
Total cost of goods sold	679.7	57.2	695.1	58.4	740.1	56.3	183.6	57.7	200.0	55.7

Gross Profit	509.5	42.8	494.8	41.6	573.9	43.7	134.6	42.3	159.0	44.3
Selling, general and administrative	411.2	34.6	398.4	33.5	430.9	32.8	101.6	31.9	108.3	30.2
Recapitalization expense	—	—	—	—	133.1	10.1	—	—	—	—
Plant/Business closing and restructuring charges	8.6	0.7	1.8	0.2	0.6	—	—	—	—	—
Amortization of intangibles	1.1	0.1	1.1	0.1	1.2	0.1	0.3	0.1	0.2	0.1
Royalty income, net of royalty expense	(11.2)	(0.9)	(12.4)	(1.0)	(14.1)	(1.1)	(3.4)	(1.1)	(2.6)	(0.7)

Income from operations	99.8	8.4	105.9	8.9	22.2	1.7	36.1	11.3	53.1	14.8
Interest expense	72.6	6.1	68.5	5.8	72.7	5.5	16.9	5.3	19.7	5.5
Other (income) expense, net	3.1	0.3	0.9	0.1	(0.8)	(0.1)	(0.4)	(0.1)	(0.1)	—

Income (loss) before income taxes	24.1	2.0	36.5	3.1	(49.7)	(3.8)	19.6	6.2	33.5	9.3
Income taxes	7.2	0.6	18.2	1.5	(9.6)	(0.7)	8.3	2.6	12.9	3.6

Net income (loss)	$16.9	1.4%	$18.3	1.5%	$(40.1)	(3)%	$11.3	3.6%	$20.6	5.7%

Effective tax rate	29.9%		49.9%		19.4%		42.4%		38.5%

(1)
Percentage of net sales

        The following table indicates the percentage distribution of our net sales in U.S. dollars throughout our international operations:

Geographic distribution of sales:

	Fiscal Year			Three months ended
	2002	2003	2004	February 29, 2004	February 27, 2005
US Domestic	81.7%	79.9%	78.9%	80.0%	79.9%
International:
Canada	7.1	7.7	8.7	7.6	7.9
Europe	6.6	7.4	7.6	7.2	7.1
Mexico	2.7	2.0	1.6	2.0	1.8
Other	1.9	3.0	3.2	3.2	3.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        The following table shows our net sales and margin profitability for the major geographic regions of our operations, including local currency results for the significant international operations:

							Three months ended
	Fiscal Year
							February 29, 2004		February 27, 2005
	2002		2003		2004
	(in millions)
Total Domestic (US Dollars):
Total net sales	$972.5	100%	$950.8	100%	$1,036.2	100%	$254.5	100%	$286.7	100%
Total cost of goods sold	543.4	55.9	543.7	57.2	564.7	54.5	143.6	56.4	153.6	53.6

Gross profit	429.1	44.1	407.1	42.8	471.5	45.5	110.9	43.6	133.1	46.4
Total International (US Dollars):
Total net sales	216.7	100.0	239.1	100.0	277.8	100.0	63.7	100.0	72.3	100.0
Total cost of goods sold	136.4	62.9	151.4	63.3	175.4	63.1	40.0	62.8	46.4	64.2

Gross profit	80.4	37.1	87.7	36.7	102.4	36.9	23.7	37.2	25.9	35.8
Canada
(US Dollars):
Total net sales	84.1	100.0	92.0	100.0	114.5	100.0	24.3	100.0	28.4	100.0
Total cost of goods sold	51.7	61.5	55.5	60.3	68.7	60.0	14.3	58.8	17.3	60.9

Gross profit	32.4	38.5	36.5	39.7	45.8	40.0	10.0	41.2	11.1	39.1
(Canadian Dollars):
Total net sales	132.0	100.0	129.7	100.0	154.6	100.0	31.9	100.0	34.5	100.0
Total cost of goods sold	82.0	62.1	81.3	62.7	89.9	58.2	18.9	59.2	21.5	62.3

Gross profit	50.0	37.9	48.4	37.3	64.7	41.8	13.0	40.8	13.0	37.7
Europe:
(US Dollars):
Total net sales	78.1	100.0	88.1	100.0	100.5	100.0	23.0	100.0	25.6	100.0
Total cost of goods sold	49.9	63.9	57.4	65.2	66.4	66.1	15.3	66.5	17.3	67.6

Gross profit	28.2	36.1	30.7	34.8	34.1	33.9	7.7	33.5	8.3	32.4
(Euros):
Total net sales	81.8	100.0	76.1	100.0	81.6	100.0	18.5	100.0	19.3	100.0
Total cost of goods sold	53.1	64.9	50.6	66.5	53.8	65.9	12.3	66.5	13.0	67.4

Gross profit	28.7	35.1	25.5	33.5	27.8	34.1	6.2	33.5	6.3	32.6
Other International
(US Dollars):
Total net sales	54.5	100.0	59.0	100.0	62.8	100.0	16.4	100.0	18.3	100.0
Total cost of goods sold	34.8	63.7	38.5	65.3	40.3	64.2	10.4	63.4	11.8	64.5

Gross profit	$19.8	36.3%	$20.5	34.7%	$22.5	35.8%	$6.0	36.6%	$6.5	35.5%

  Fiscal Quarter Ended February 27, 2005 Compared With Fiscal Quarter Ended February 29, 2004

        Net Sales.    Our net sales for the fiscal quarter ended February 27, 2005 were $359.0 million, an increase of $40.8 million, or 12.8%, from the fiscal quarter ended February 29, 2004. Total domestic sales were $286.7 million for the first fiscal quarter of 2005, compared to $254.5 million for the first fiscal quarter of 2004. The domestic sales increase of $32.2 million was attributable to a 1.7% increase in volume and a 10.8% increase in average unit selling price. The increase in average unit selling price is due primarily to price increases announced in May 2004 to offset the effects of rising steel costs, and an improved sales mix from our new UniCased Posturepedic and TripLCased Stearns & Foster lines. Also, net sales for the first fiscal quarter of 2004 were reduced by the effects of close-out pricing on existing products in conjunction with the roll-out of our new Stearns & Foster product lines. Total international sales were $72.3 million in the first quarter of 2005, compared to $63.7 million in the first fiscal quarter of 2004, an increase of $8.6 million, or 13.5%. This increase was significantly influenced by favorable exchange rate fluctuations, most notably in our European and Canadian markets, where local currency sales gains of 4.3% and 8.2%, respectively, translated into gains of 11.3% and 16.8%, respectively, in U.S. dollars. Local currency gains in our Canadian market were driven by a 1.9% increase in average unit selling price resulting from the successful introduction of our UniCasedproduct line, combined with a 6.2% increase in volume primarily attributable to gains among national retail accounts. Sales gains in the European market were primarily attributable to a 10.5% increase in average unit selling price, partially offset by a 5.6% decline in volume. Elsewhere, sales gains in our South American markets were slightly offset by continued weakness in Mexico.

        Cost of Goods Sold.    Our cost of goods sold for the quarter, as a percentage of net sales, decreased 2.0 percentage points to 55.7%. Cost of goods sold for the domestic business decreased 2.8 percentage points to 53.6%. This decrease (as a percentage of net sales) is due primarily to the increase in average unit selling price as discussed above, partially offset by increased material costs. On a per unit basis, material costs increased 14.2% relative to the first fiscal quarter of 2004 due primarily to increased steel and foam product costs as well as changes in the sales mix toward higher price-point products. Variable conversion costs, however, decreased 8.3% primarily due to increased manufacturing efficiency, lower health insurance costs, and lower product return costs. Fixed manufacturing costs increased 1.7% per unit primarily driven by increased supervisory wages and incentive compensation. Cost of goods sold for the international business increased 1.4 percentage points to 64.2%. This increase is primarily due to higher material costs, partially offset by increased manufacturing efficiency in Canada associated with the new product lines and better product mix in Brazil and Argentina.

        Selling, General, Administrative.    Our selling, general, and administrative expense as a percent of net sales was 30.2% and 31.9% for the fiscal quarters ended February 27, 2005 and February 29, 2004, respectively, a decrease of 1.7 percentage points. This decrease is primarily the result of lower promotional, cooperative advertising and national advertising costs, which declined 1.7 percentage points as a percentage of net sales, as well as increased foreign currency exchange gains of $1.4 million over the prior year period, partially offset by higher salary and incentive compensation costs totaling $3.6 million over the first fiscal quarter of fiscal 2004 due to normal merit increases, higher administrative headcount and stronger performance relative to incentive compensation targets.

        Royalty Income, Net of Royalty Expense.    Our royalty income, net of royalty expenses, for the three months ended February 27, 2005 decreased $0.8 million from the three months ended February 29, 2004, primarily due to lower domestic royalty revenue and higher royalty expenses in our international markets.

        Interest Expense.    Our interest expense for the first fiscal quarter of 2005 increased $2.8 million over the prior year period primarily due to higher debt levels resulting from the April 2004 recapitalization and pay-in-kind (PIK) notes issued on July 16, 2004, largely offset by the lower borrowing costs on our debt.

        Income Tax.    Our effective income tax rates differ from the Federal statutory rate principally because of the effect of certain foreign tax rate differentials and state and local income taxes. Our effective tax rate for the fiscal quarter ended February 27, 2005 is approximately 38.5%, compared to 42.4% for fiscal quarter ended February 29, 2004. No provision has been made for U.S. or foreign taxes on the undistributed earnings of our foreign subsidiaries permanently invested outside the United States. Should we repatriate foreign earnings, we would have to adjust the income tax provision in the period our management determines that we would repatriate the earnings. We are currently studying the impact of the one-time favorable foreign dividend provisions enacted on October 22, 2004, as part of the American Jobs Creation Act of 2004, and may decide to repatriate earnings of some of its foreign subsidiaries during fiscal 2005 if it qualifies for certain favorable foreign withholding rates. We have not completed the evaluation of the range of amounts that may be repatriated and the related income tax effects. We believe this evaluation will be completed by the end of the third fiscal quarter of 2005.

  Fiscal Year Ended November 28, 2004 Compared With Year Ended November 30, 2003

        Net Sales.    Our total net sales for the year ended November 28, 2004 increased $124.1 million, or 10.4% from the year ended November 30, 2003. The domestic sales increase of $85.4 million, or 9.0%, from fiscal 2003 was attributable to a 1.6% increase in volume and a 7.3% increase in average unit selling price. The increase in average unit selling price is due primarily to price increases announced in May 2004 to offset the effects of rising steel costs and an improved sales mix from our new UniCased Posturepedic and TripLCased Stearns & Foster lines. Also, net sales for fiscal 2003 were reduced by the effects of price roll-backs on existing products in conjunction with the roll-out of our new product lines. Our total international sales increased $38.7 million, or 16.2%, over fiscal 2003. Sales improvements were further increased by favorable exchange rate fluctuations, most notably in our European and Canadian markets, where local currency sales gains of 7.2% and 19.2%, respectively, translated in to gains of 14.1% and 24.5%, respectively, in US dollars. Local currency gains in our Canadian market were driven by a 7.3% increase in average unit selling price resulting from the successful introduction of our UniCased product line, combined with an 11% increase in volume primarily attributable to market share gains with national retail accounts. Sales gains in the European market were primarily attributable to increased volume. Elsewhere, sales gains in our South American markets were slightly offset by continued weakness in Mexico.

        Cost of Goods Sold.    Our cost of goods sold for year ended November 28, 2004, as a percentage of net sales, decreased 2.1 percentage points compared to fiscal 2003. Cost of goods sold for our domestic business, as a percentage of net sales, decreased 2.7 percentage points. This decrease (as a percentage of net sales) is due primarily to the increase in average unit selling price as discussed above, partially offset by increased material costs. On a per unit basis, material costs increased 2.8% relative to fiscal 2003 due primarily to increased steel costs partially offset by material cost savings associated with the new one-sided mattress construction. In addition, variable conversion costs increased 0.5% primarily due to higher product return costs, partially offset by increased manufacturing efficiency. Fixed manufacturing costs increased 6.3% per unit primarily driven by increased incentive compensation, higher rent costs associated with our new Albany facility and higher supervisory costs. Cost of goods sold for our international business, as a percentage of net sales, decreased 0.2 percentage points. This decrease is primarily due to increased manufacturing efficiency in Canada associated with the new product lines and better product mix in Brazil and Argentina, partially offset by higher material costs in the European market.

        Selling, General, and Administrative.    Selling, general, and administrative expenses increased $32.5 million compared to the year ended November 30, 2003. As a percentage of net sales, selling, general, and administrative expenses decreased by 0.7 percentage points. Selling, general, and administrative expenses for 2004 include a $4.0 million (0.3% of net sales) one time management bonus paid to the holders of our stock options in lieu of the cash dividend which was paid to stockholders in association with our issuance of PIK notes (see Note 3 to our consolidated financial statements included elsewhere in this prospectus). Other increases include: $4.6 million (0.4% of net sales) higher incentive compensation over 2003 for our selling and administrative personnel resulting from improved performance against budgeted targets and approximately $2.5 million (0.2% of net sales) for higher incremental consulting fees associated with a new product development process and Sarbanes-Oxley compliance. These increases were offset in part by certain decreases which include: promotional, co-op advertising and national advertising, which as a percentage of net sales declined 0.8 percentage points from 2003, and bad debt expense, which declined to 0.2% of net sales in 2004 from 0.4% in 2003.

        Recapitalization Expense.    We incurred approximately $133.1 million of recapitalization expenses in the year ended November 28, 2004 in connection with the Recapitalization (see "—Merger and Recapitalization").

        Plant/Business Closure and Restructuring Charges.    Charges of $0.6 million were incurred in 2004 related to the closure of our Randolph, Massachusetts manufacturing facility. Such charges consist primarily of employee severance and retention payments. All restructuring costs related to this plant closure were paid as of November 28, 2004. The land and building were sold on December 10, 2004, which resulted in a gain in the first fiscal quarter of 2005 of approximately $0.2 million.

        Royalty Income, Net of Royalty Expense.    Our net royalty income for the year ended November 28, 2004 increased $1.7 million over the year ended November 30, 2003. Our net domestic royalty income and net international royalty income increased $0.9 million and $0.8 million over 2003, respectively.

        Interest Expense.    Our interest expense in 2004 increased $4.2 million over 2003, due to higher debt levels resulting from the April 2004 recapitalization and pay-in-kind (PIK) notes issued on July 16, 2004, largely offset by the lower borrowing costs on our debt. Our weighted average borrowing cost during 2004 was approximately 7.6% compared to approximately 9.1% for 2003. We also incurred a $1.2 million charge to write off a portion of the previously capitalized debt issuance costs associated with the senior secured term loan due to unscheduled debt paydowns. See also the previous discussion in "—Merger and Recapitalization" related to the Recapitalization and its effects on the Company's debt structure, as well as Note 6 to our consolidated financial statements included elsewhere in this prospectus.

        Income Tax.    Our effective income tax rate generally differed from the federal statutory rate due to the effects of certain foreign tax rate differentials and state and local income taxes. In 2004, the rate was also affected by certain expenses associated with the Recapitalization and loss carryforwards for which we do not expect a benefit. Our effective tax rate for the year ended November 28, 2004 was 19.4%. Our effective rate for the year ended November 30, 2003 was 49.9%. Our effective tax rate in 2003 differed from the federal statutory rate due to the effects of certain foreign tax rate differentials and state and local income taxes. Also, in 2003 the rate was affected by uncertainty surrounding the reclassification of certain capital loss carryforwards.

  Fiscal Year Ended November 30, 2003 Compared With Fiscal Year Ended December 1, 2002

        Net Sales.    Our net sales for the year ended November 30, 2003 increased $0.7 million from the year ended December 1, 2002. Total domestic sales declined $21.7 million from 2002, attributable to a 3.7% decrease in volume partially offset by a 1.6% increase in average unit selling price. This unit volume decrease was primarily due to lower sales to current and prior affiliates as they transitioned from single vendor to multi-vendor supply relationships. Additionally, year to date sales were negatively impacted by slower economic activity during the first half of 2003. Improving economic conditions and the success of the launch of our UniCased Posturepedic line during the second half of 2003 contributed to a 2.0% increase in sales volume over the corresponding period in 2002. Excluding the effects of lower sales from current and former affiliates, sales volume increased 6.0% over the second half of the year. The increase in average unit selling price was due primarily to an improved sales mix from both our existing core Posturepedic line and the new Unicased Posturepedic line, partially offset by lower sales of other higher-end products and increased price roll-backs on existing products in conjunction with the roll-out of the Unicased Posturepedic line. For the year ended November 30, 2003, sales to affiliates included sales to one affiliate for the entire period and sales to a prior affiliate for approximately four and a half months, while sales to affiliates for the year ended December 1, 2002 included sales to three affiliates. Total international sales increased $22.4 million, or 10.3%, primarily attributable to favorable currency fluctuations in Canada and Europe and volume gains in Argentina and Brazil, partially offset by continued weakness in the Mexican market.

        Cost of Goods Sold.    Our cost of goods sold for the year ended November 30, 2003, as a percentage of net sales, increased 1.2 percentage points compared to fiscal 2002. Cost of goods sold for our domestic business, as a percentage of net sales, increased 1.3 percentage points. This increase was primarily due to lower absorption of fixed costs due to lower unit sales, higher variable costs associated with health insurance costs, higher costs associated with product returns, a lower mix of higher-end products that typically carry a higher margin than other products, costs associated with the shutdown of the Taylor facility in December 2002, manufacturing costs and roll-back pricing related to the roll out of the new UniCased design for our Posturepedic bedding line. Cost of goods sold for our international business, as a percentage of net sales, increased 0.4 percentage points compared to 2002. This increase was primarily due to labor increases in the European business partially offset by lower material costs in the Canadian business, due primarily to the weakening of the U.S. dollar relative to the Canadian dollar as our Canadian business purchases a large percentage of its raw materials payable in U.S. dollars.

        Selling, General, and Administrative.    Our selling, general, and administrative expenses decreased $12.8 million compared to fiscal 2002, a decline of 1.1 percentage points as a percentage of net sales. This decrease was primarily attributable to a $26.2 million decrease in bad debt expense. During 2002 we recorded a charge of $22.6 million for bad debt expense associated with affiliated customers (as discussed fully in Note 18 to our consolidated financial statements included elsewhere in this prospectus). Also, during 2002 we recorded a charge of $6.1 million for bad debts as a result of difficulties in an accounts receivable system conversion. The difficulties negatively impacted our collections during 2002 and through the second fiscal quarter of 2003. Accordingly, during the second fiscal quarter of 2003 we reassessed the progress of our collection efforts and determined that it was necessary to record an increase of $2.0 million in our reserve for bad debts. Since then we have made significant progress in resolving our accounts receivable processing issues and our accounts receivable statistics had improved significantly by November 30, 2003. No additional charges were necessary during the second half of the year. The decrease in bad debt expense was partially offset by increased employment costs of $10.3 million. Salaries increased $8.5 million, of which $2.4 million was due to normal merit and cost of living increases, with the remaining $6.1 million primarily attributable to increased head count. Fringe benefits increased $1.8 million over 2002, attributable mainly to increased headcount. The remaining increase of $3.3 million is primarily associated with increased promotional and advertising costs, including those incurred to support the roll out of our new UniCased Posturepedic line.

        Restructuring Charge.    Due to continued weak performance of our only remaining retail subsidiary, as well as the fact that it is not our strategy to own or control retail operations, we committed to a plan in the fourth fiscal quarter of 2003 to dispose of our wholly owned retail subsidiary by sale or liquidation in early 2004. Accordingly, we recognized a non-cash impairment charge of $1.8 million during the fourth fiscal quarter, which included the $1.6 million write-off goodwill on the books of the subsidiary plus impairment charges for leasehold improvements likely to be abandoned. Following the disposal of this subsidiary in May of 2004, we no longer have a direct interest in any domestic mattress retailer.

        Interest Expense.    Interest expense decreased $4.0 million primarily due to lower effective interest rates. This lower rate was primarily due to the favorable impact from the interest rate swaps as the interest rate on the majority of our bank debt floated during a time of declining interest rates. In 2000, we entered into an interest rate swap agreement that effectively converted $236 million of our floating-rate debt to a fixed-rate basis through December 2006. In the second fiscal quarter of 2002, we entered into another interest rate swap agreement that had the effect of reestablishing as floating rate debt the debt previously converted to fixed rate debt through December 2006. While the $236 million of our bank debt was fixed at approximately 6% for the first half of 2002, the entire balance was at a floating rate for all of 2003 during a time of declining interest rates. This had the effect of reducing the weighted average cost of our bank debt from 5.6% in 2002 to 3.7% in 2003. In May 2003, we issued an additional $50.0 million of 9.875% senior subordinated notes, due in December, 2007 ("public debt"). The proceeds were used to prepay all quarterly principal payments on our Senior AXELs Credit Facility ("bank debt") through March, 2004. The exchange of bank debt for public debt increased our interest expense by approximately $1.8 million for 2003. While all of the aforementioned debt was repaid in connection with the Recapitalization on April 6, 2004, the interest rate swap agreements remain in effect.

        Income Tax.    Our effective income tax rates in 2003 and 2002 differ from the Federal statutory rate principally because of the effect of certain foreign tax rate differentials and state and local income taxes. In addition, no tax benefit was recorded in 2001 on the $26.3 million impairment charge recognized due to the uncertainty at that time concerning the recoverability of such loss. In 2002, we reduced a portion of the loss for tax purposes as MHI sold its equity interest in Malachi Mattress America, Inc. Our effective tax rate for the year ended November 30, 2003 was approximately 49.9% to compared to 29.9% in 2002.

Liquidity and Capital Resources

        Our principal sources of funds are cash flows from operations and borrowings under our senior secured revolving credit facility. Our principal use of funds consists of operating expenditures, payments of principal and interest on our senior credit agreements, capital expenditures and interest payments on our outstanding senior subordinated notes. Capital expenditures totaled $22.8 million for the year ended November 28, 2004 and $5.7 million for the three months ended February 27, 2005. We expect total 2005 capital expenditures to be approximately $30 million. We believe that annual capital expenditure limitations in our current debt agreements will not significantly prevent us from meeting our ongoing capital needs. At February 27, 2005, we had approximately $75.1 million available under our revolving credit facility after taking into account letters of credit issued totaling $27.8 million. Our net weighted average borrowing cost was 7.4% and 9.1% for three months ended February 27, 2005 and February 29, 2004, respectively. The decline in our borrowing cost was due to lower rates on our new debt as compared with that retired at the Recapitalization.

        The following table summarizes our changes in cash:

	Year ended			Three months ended
	December 1, 2002	November 30, 2003	November 28, 2004	February 29, 2004	February 27, 2005
	(in millions)
Statement of Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$100.3	$87.1	$43.5	$(18.5)	$1.9
Investing activities	(39.5)	0.6	(7.4)	(5.3)	(1.1)
Financing activities	(45.1)	(14.7)	(116.1)	0.6	15.2
Effect of exchange rate changes on cash	(0.3)	0.7	1.7	(0.1)	(1.0)

Change in cash and cash equivalents	15.4	73.7	(78.3)	(23.3)	15.0
Cash and cash equivalents:
Beginning of period	12.0	27.4	101.1	101.1	22.8

End of period	$27.4	$101.1	$22.8	$77.8	$37.8

*
2004 data includes the following amounts associated with the Recapitalization: Cash flows provided by (used in): operating activities $(90.9) million; investing activities $13.6 million; and financing activities $(35.6) million. See also note 2 to our consolidated financial statements included elsewhere in this prospectus.

        Our ability to make scheduled payments of principal, or to pay the interest or liquidated damages, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under the senior credit agreement, will be adequate to meet the future liquidity needs throughout 2005. We will be required to make regularly scheduled principal payments of approximately $8.5 million in 2005, substantially all of which is for debt owed by our international subsidiaries. However, as we continually evaluate our ability to make additional prepayments as permitted under our senior credit agreements, it is possible that we will make substantial prepayments on our senior debt in 2005. There can be no assurance that we will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the senior credit agreements in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, there can be no assurance that we will be able to effect any future refinancing of our debt on commercially reasonable terms or at all. See "Risk Factors—Risks Related to Our Business—We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to comply with our debt covenants, repay our indebtedness and operate our business."

  Fiscal Quarter Ended February 27, 2005 Compared With Fiscal Quarter Ended February 29, 2004

        Cash Flows from Operating Activities.    Our cash flow from operations increased $20.4 million to $1.9 million for the three months ended February 27, 2005, compared to ($18.5) million for the year ended February 29, 2004. This improvement was primarily caused by a $17.6 million change in the timing of certain annual payments associated with incentive compensation and profit sharing payments. The remaining increase was due to higher operating margins, partially offset by higher semi-annual interest payments on our public debt of $22.3 million in the first fiscal quarter of 2005 compared with $21.8 million in the first fiscal quarter of 2004. The 2005 semi-annual payment included approximately eight months of interest rather than six as there was no scheduled payment on the new senior subordinated notes in June 2004.

        Cash Flows from Investing Activities.    Our cash flows used in investing activities decreased approximately $4.2 million from the first fiscal quarter of 2004, primarily due to $4.6 million of proceeds from the sale of our former Randolph, Massachusetts manufacturing facility, which was closed in the second fiscal quarter of 2004.

        Cash Flows from Financing Activities.    Our cash flow provided by financing activities for the three months ended February 27, 2005 increased $14.6 million over the three months ended February 29, 2004. This was primarily due to additional net borrowings of $11.5 million and $5.6 million under the U.S. and Canadian portions of our senior secured revolving credit facility, respectively, as well as additional net short term borrowings at our European subsidiary that were approximately $2.5 million higher than in the first fiscal quarter of 2004. These borrowings were offset by the repayment of $5.0 million on the senior secured term loan in the first fiscal quarter of 2005. There were no significant principal payments on debt during the first fiscal quarter of 2004.

  Fiscal Year Ended November 28, 2004 Compared With Fiscal Year Ended November 30, 2003

        Cash Flows from Operating Activities.    Our cash flow from operations decreased $43.6 million to $43.5 for the year ended November 28, 2004, compared to $87.1 million for the year ended November 30, 2003, primarily due to $90.9 million of cash expenses associated with the Recapitalization. Contributing to the improvement before the effect of the Recapitalization were higher operating margins, and improved working capital management. These improvements were partially offset by higher interest payments in the first six months of 2004, due in part to the payoff of debt in connection with the Recapitalization, and also to the prepayment of interest late in the 2002 fiscal year, thus lowering cash interest payments in 2003.

        Cash Flows from Investing Activities.    Our cash flows used in investing activities increased primarily due to $9.5 million of increased capital expenditures over 2003, partially offset by $1.5 million of higher net proceeds from the sale of property plant and equipment, $1.4 million of which was associated with the sale of our former Albany, New York facility. Also, in 2004, we collected a $13.6 million note receivable from a prior affiliate in connection with the Recapitalization, compared to $13.6 million received in 2003 on another affiliate note and investment.

        Cash Flows from Financing Activities.    Our cash flow used in financing activities increased $101.4 million from 2003, primarily due to the $90.0 million prepayment of our senior secured term loan funded primarily out of operating cash flow, whereas our debt repayments in 2003 had been substantially funded by the issuance of subordinated notes registered under the Securities Act of 1933. The net use of cash from financing activities associated with the Recapitalization was $35.6 million in 2004, primarily for debt issuance costs.

  Fiscal Year Ended November 30, 2003 Compared With Fiscal Year Ended December 1, 2002

        Cash Flows from Operating Activities.    Our cash flow from operations decreased $13.2 million from $100.3 million for 2002 to $87.1 million for the year ended November 30, 2003. This decrease in operating cash flows was primarily the result of lower operating margins, higher cash tax payments, and higher payments in the first fiscal quarter associated with incentive compensation that were not made in the first fiscal quarter of 2002, partially offset by improved working capital management.

        Cash Flows from Investing Activities.    Our cash flow from investing activities increased from fiscal 2002 primarily due to $13.6 million received in 2003 on an affiliate note and investment. In 2002, the Company loaned this affiliate $12.5 million in the form of a long-term note. The Company also made $6.8 million in cash payments in fiscal 2002 associated with business acquisitions. There were no such acquisitions in fiscal 2003.

        Cash Flows from Financing Activities.    Our cash flows from financing activities increased from fiscal 2002 primarily due to $51.5 million in proceeds from the issuance of senior subordinated notes which were used to fund the retirement of a portion of our senior secured term debt.

  Debt

        As part of the Recapitalization, SMC incurred substantial debt, including SMC's new senior credit facility consisting of a $125 million senior secured revolving credit facility with a six-year maturity, and a $560 million senior secured term loan facility with an eight-year maturity. SMC also borrowed $100 million under a senior unsecured term loan, due in 2013, and issued $390 million aggregate principal amount of new senior subordinated notes due 2014. Since the Recapitalization and through February 27, 2005, we have repaid $95.0 million of the original $560.0 million outstanding under the senior secured term loan. In doing so, we have effectively prepaid all principal payments due prior to the maturity of the loan in 2012. Most of the prepayments have been funded out of our operating cash flow, along with $22.1 million outstanding under the senior secured revolving credit facility at February 27, 2005. As of February 27, 2005, we have $5.1 million outstanding under the revolving credit facility.

        Annually, we may be required to make principal prepayments equal to 50% of excess cash flow for the preceding fiscal year, as defined in our senior secured credit agreement. At February 27, 2005, we were unable to determine the amount of such required prepayment, if any, that would be due in the first fiscal quarter of fiscal 2006 with respect to any excess cash flow for the 2005 fiscal year.

        Borrowings under SMC's senior secured credit facilities bear interest at our choice of the Eurodollar rate or adjusted base rate ("ABR"), in each case, plus an applicable margin, subject to adjustment based on a pricing grid. On August 6, 2004, SMC amended the senior secured credit facilities to reduce the applicable margin by 25 basis points. On March 15, 2005, Moody's Investor Services upgraded the credit rating on the senior secured credit facility which, under the terms of the facility, resulted in a 25 basis point reduction in the applicable margin. On June 3, 2004, SMC entered into an interest rate swap agreement effective July 6, 2004 effectively fixing the floating portion of the interest rate at 3.725% on $200 million of the outstanding balance under the senior secured term loan through November 2005, declining to $150 million through November 2007. To retain the designation of this swap as a hedging instrument, we must select the Eurodollar rate on the hedged portion of the senior secured term loan during the term of the swap.

        We amended the senior secured credit facility on April 14, 2005. In connection with the amendment, amounts outstanding under the senior secured term loan were increased from $465 million to $565 million. The additional $100 million of borrowings were used for the repayment of the outstanding senior unsecured term loan. The amendment reduced the applicable interest rate margin charged under the senior secured term loan and provided Sealy Mattress Corporation with greater flexibility to make dividend distributions to us and to repay certain subordinated debt, provided that certain leverage ratio tests and other conditions are met. The terms and conditions of the senior secured revolving facility were unchanged by the amendment. We expect to incur certain costs in the second fiscal quarter of fiscal 2005 in connection with the amendment resulting from related fees, expenses, and, depending upon the final terms of the amended facility, the write-off of deferred debt issuance costs associated with the existing facilities.

        The outstanding 2014 notes consist of $390 million aggregate principal amount maturing June 15, 2014, bearing interest at 8.25% per annum payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2004. On September 29, 2004, we completed an exchange offer whereby all of the 2014 notes were exchanged for publicly traded, registered securities with identical terms (other than certain terms relating to registration rights and certain interest rate provisions otherwise applicable to the original senior subordinated notes). We intend to use approximately $58.0 million of the proceeds of this offering to redeem a principal amount of our 2014 notes and pay accrued interest and a related redemption premium thereon.

        On July 16, 2004, we issued $75.0 million aggregate principal amount of senior subordinated pay-in-kind (PIK) notes and $47.5 million of common stock to certain institutional investors in transactions exempt from registration under the Securities Act of 1933. The PIK notes accrue interest in-kind at 10% per year, compounded semi-annually, and mature on July 15, 2015, following the maturities of substantially all other existing indebtedness of SMC, including its senior secured credit facilities and senior subordinated notes. We intend to use approximately $80.5 million of the proceeds of this offering to redeem the outstanding principal amount of the PIK notes and pay accrued interest thereon and a related redemption premium.

  Debt Covenants

        Our long-term obligations contain various financial tests and covenants. The senior secured credit facilities require us to meet a minimum interest coverage ratio and a maximum leverage ratio. The indenture governing the 2014 notes also requires us to meet a fixed charge coverage ratio in order to incur additional indebtedness, subject to certain exceptions. We are currently in compliance with all debt covenants. The specific covenants and related definitions can be found in the applicable debt agreements, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

        Certain covenants contained in the senior secured credit facilities and 2014 notes are based on what we refer to herein as "Adjusted EBITDA." In those agreements, EBITDA is defined as net income plus interest, taxes, depreciation and amortization and Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance as discussed above. Adjusted EBITDA is presented herein as it is a material component of these covenants. For instance, the indenture governing the 2014 notes and the agreement governing SMC's senior secured credit facilities each contain financial covenant ratios, specifically leverage and interest coverage ratios, that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in SMC's senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratios contained in the indenture governing the 2014 notes would prohibit SMC and its subsidiaries from being able to incur additional indebtedness other than pursuant to specified exceptions. In addition, under the restricted payment covenants contained in the indenture governing the 2014 notes, the ability of SMC to pay dividends is restricted by formula based on the amount of Adjusted EBITDA. While the determination of "unusual items" is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants discussed above.

        EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, they are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies.

        At February 27, 2005, we were in compliance with the covenants contained within the senior credit agreements and the indenture governing the 2014 notes.

        The following table sets forth a reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the year ended November 28, 2004 and the three months ended February 27, 2005:

	Year Ended November 28, 2004	Three Months Ended February 27, 2005
	(in millions)	(in millions)
Net Income (loss)	$(40.1)	$20.6
Interest	72.7	19.7
Income Taxes	(9.6)	12.9
Depreciation and Amortization	25.5	5.6

EBITDA	$48.5	$58.8
Recapitalization expenses	133.1	—
Management fees paid to KKR	1.4	0.5
Unusual items: Post-closing residual plant costs	5.7	0.5
Bonus to option holders related to parent company financing transaction	4.0	—
Other (various)	7.3	(0.2)

Adjusted EBITDA	$200.0	$59.6

        See "Summary—Summary Historical and Pro Forma Financial and Other Data" for a reconciliation of EBITDA to cash flows from operations.

Contractual Obligations, Commercial Commitments, and Off-Balance Sheet Arrangements

        As previously discussed, our debt at February 27, 2005 consists of $22.1 million outstanding under a $125 million senior secured revolving credit facility with a six-year maturity, $465 million outstanding under a senior secured term loan facility with an eight-year maturity, $390 million outstanding aggregate principal amount of senior subordinated notes due 2014, and an additional $12.2 million owed by our international subsidiaries.

        We also occupy premises and utilize equipment under operating leases that expire at various dates through 2033. The obligations under those leases are not recorded on our balance sheet in accordance with generally accepted accounting principles. Many of these leases provide for payment of certain expenses and contain renewal and purchase options.

        We engage in various hedging activities in order to mitigate the risk of variability in future cash flows resulting from floating interest rates on our debt and projected foreign currency purchase requirements. Accordingly, we have entered into contractual arrangements for interest rate swaps and forward purchases of foreign currency. The related assets and liabilities associated with the fair value of such derivative instruments are recorded on our balance sheet. Changes in the fair value of these derivatives are recorded in our income statement, except for those associated with our interest rate swap agreement which has been designated as a cash flow hedge for accounting purposes.

        Significant judgment is required in evaluating our federal, state and foreign tax positions and in the determination of our tax provision. Despite our belief that our tax return positions are fully supportable, we have established reserves where we believe that certain tax positions are likely to be challenged and we may not fully prevail in overcoming these challenges. Because we are not currently undergoing examinations of any of our corporate income tax returns by tax authorities, we believe that it is unlikely that an audit could be initiated which would result in assessment and payment of taxes related to these positions during 2005. We also cannot predict when or if any other future tax payments related to these tax positions may occur.

        We are involved in a joint venture to develop markets for Sealy brand products in Asia. The joint venture is not considered to be a variable interest entity and is therefore not consolidated into our financial statements. We account for our interest in the joint venture under the equity method, and our net investment of $0.7 million is recorded in our balance sheet at November 28, 2004. We believe that any possible commitments arising from this joint venture will not be significant to our financial position or results of operations.

        Our contractual obligations and other commercial commitments as of November 28, 2004 are summarized below:

	Fiscal Year
Contractual Obligations							Total Obligations
	2005	2006	2007	2008	2009	After 2010
	(in thousands)
Principal Maturities of Long-Term Debt	$8,542	$410	$284	$40	$41	$1,042,812	$1,052,129
Projected Interest on Long-Term Debt(1)	61,158	60,701	60,693	60,680	60,680	360,697	664,609
Projected Cash Flows from Derivatives(2)	7,929	2,067	(317)	(188)	—	—	9,491
Operating Leases(3)	9,222	8,213	7,292	5,136	3,763	14,608	48,234
Component Purchase
Commitment(4)	2,187	20,000	—	—	—	—	22,187

Total	$89,038	$91,391	$67,952	$65,668	$64,484	$1,418,117	$1,796,650

	Fiscal Year
Other Commercial Commitments	2005	2006	2007	2008	2009	After 2010	Total Commitments
	(in thousands)
Standby Letters of Credit(5)	$28,096	—	—	—	—	—	$28,096

(1)
$575 million of our outstanding debt at November 28, 2004 is subject to floating interest rates. Interest payments are projected based on rates in effect at November 28, 2004 assuming no variable rate fluctuations going forward. Projected interest payable after 2010 includes $141.5 million accruing on PIK notes after November 28, 2004 and payable upon maturity of the PIK notes in 2015.

(2)
Net cash payments (receipts) on our hedging instruments consist of the projected net settlements of our interest rate swaps as of November 28, 2004 based on the projected interest rates used to value the swaps on that date. Also included are projected net payments to settle foreign currency forward purchase contracts of $3.1 million, based upon the fair value settlement position of those contracts at November 28, 2004.

(3)
Obligations under operating leases include only projected payments under current lease terms, excluding renewal options and assuming no exercise of any purchase options.

(4)
We are dependent upon a single supplier for certain key structural components of our UniCased and TripLCased designs. Such components are purchased under a four-year supply agreement through 2006, and are manufactured in accordance with a proprietary process of the supplier. Under the terms of the supply agreement, we are required to make minimum purchases of the components totaling $70 million through 2006.

(5)
We issue letters of credit in the ordinary course of business primarily to back our various obligations under workers compensation and other insurance programs, environmental liabilities, and open positions on certain of our derivative instruments. These obligations will renew automatically on an annual basis unless cancelled per our instructions.

        As discussed in Note 12 to our consolidated financial statements included elsewhere in this prospectus, we have a $3.9 million long-term obligation arising from an underfunded pension plan. Future minimum pension funding requirements are not included in the schedule above as they are not available for all periods presented. During fiscal 2005, we estimate that we will make approximately $1.2 million in contributions to the plan. In fiscal 2004, we contributed $2.2 million into the plan.

        We have an obligation to repurchase equity securities of certain of our executives upon their retirement. The value of the obligation is determined based on a formulated estimate of our book value per share. Future payments associated with this obligation are not included in the schedule above as their timing and amount is contingent upon when the executives retire and the number of underlying shares owned by the executives at that time. At November 28, 2004, we had a noncurrent liability on our balance sheet of $2.4 million for this obligation.

        Only agreements to purchase goods or services with fixed or minimum obligations are included in the schedule above. It does not include normal purchases which are made in the ordinary course of business.

Foreign Operations and Export Sales

        We own three manufacturing facilities in Canada, and one each in Mexico, Argentina and Brazil. In addition, we own Sapsa Bedding S.A.S., a leading European manufacturer of latex bedding products in Europe, with headquarters in Italy and manufacturing operations in France and Italy. In 2000, we formed a joint venture with our Australian licensee to import, manufacture, distribute and sell Sealy products in South East Asia. We operate a Korean sales office and use a contract manufacturer to help service the Korean market. We also export products directly into many small international markets, and have license agreements in Thailand, Japan, the United Kingdom, Spain, Australia, New Zealand, South Africa, Israel, Jamaica, Saudi Arabia, the Bahamas and the Dominican Republic.

Impact of Recently Issued Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46-R", as revised in December 2003 with respect to effective dates). The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. We adopted FIN 46-R in our second fiscal quarter of 2004, however we do not believe we are a primary beneficiary of a VIE or hold any significant interests or involvement in a VIE, therefore adoption of FIN 46-R did not have an impact on our consolidated financial statements.

        In December 2003, The FASB issued FAS 132 (Revised), "Employers' Disclosure about Pensions and Other Postretirement Benefits." A revision of the pronouncement originally issued in 1998, FAS 132R expands employers' disclosure requirements for pension and postretirement benefits to enhance information about plan assets, obligations, benefit payments, contributions, and net benefit cost. FAS 132R does not change the accounting requirements for pensions and other postretirement benefits. This statement is effective for fiscal years ending after December 15, 2003, with interim-period disclosure requirements effective for interim periods beginning after December 15, 2003. Accordingly, we implemented FAS 132R beginning with our second fiscal quarter of 2004. The adoption of this statement did not have an impact on our financial position or results of operations.

        In November of 2004, the FASB issued SFAS 151, "Inventory Costs, an amendment of ARB No. 43 Chapter 4". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. We will adopt this statement as of the beginning of fiscal 2006, and do not expect it to have a material impact on our financial position or results of operations.

        In December 2004, the FASB issued FAS 123 (Revised), "Share-Based Payment" ("FAS 123R") which replaces FAS 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). This statement requires compensation costs relating to share-based payment transactions to be recognized in financial statements based upon the fair value of the award. FAS 123R eliminates the option to account for the cost of stock-based compensation using the intrinsic value method as allowed under APB 25. We expect to adopt FAS 123R as of the beginning of our fiscal year ending November 26, 2006. We currently measure compensation costs related to our share-based awards under APB 25, as allowed by FAS 123, and provide pro forma disclosure in the notes to our financial statements of the effects of accounting for share-based payments under FAS 123, as required by that standard (See Note 1 to our Audited Consolidated Financial Statements, Part II, Item 8 included herein). As the intrinsic value method of APB 25 has rarely resulted in the recognition of expense in our financial statements, we expect the adoption of FAS 123R to have an impact on our results of operations. We are still in the process of evaluating the extent of such impact.

General Business Risk

        Our customers include furniture stores, specialty sleep shops, department stores, membership warehouse clubs, contract customers and other stores. In the future, these retailers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry our products. These retailers are also subject to changes in consumer spending and the overall state of the economy both domestically and internationally. We are dependent upon a single supplier for certain key structural components of our UniCased and TripLCased designs. Such components are purchased under a four-year supply agreement, and are manufactured in accordance with a proprietary design exclusive to the supplier. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign Currency Exposures

        Our earnings are affected by fluctuations in the value of our subsidiaries' functional currency as compared to the currencies of our foreign denominated purchases. Foreign currency forward, swap and option contracts are used to hedge against the earnings effects of such fluctuations. The result of a uniform 10% change in the value of the U.S. dollar relative to currencies of countries in which we manufacture or sell our products would not be material to our earnings or financial position. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

        To protect against the reduction in value of forecasted foreign currency cash flows resulting from purchases in a foreign currency, we have instituted a forecasted cash flow hedging program. We hedge portions of our purchases denominated in foreign currencies with forward and option contracts. At February 27, 2005, we had forward contracts to sell a total of 26.5 million Canadian dollars with expiration dates ranging from March 3, 2005 through November 15, 2005. At February 27, 2005, the fair value of our net obligation under the forward contracts was $1.4 million. We do not designate our foreign currency hedges for accounting purposes, therefore all changes in fair value are charged to earnings.

  Interest Rate Risk

        As more fully discussed in Note 9 to our consolidated financial statements included elsewhere in this prospectus, we had entered into two interest rate swap agreements associated with debt existing prior to the Recapitalization. Although the related debt was repaid in connection with the Recapitalization, the related swaps remain in effect and are scheduled to expire in December 2006. Because the first swap converted a portion of our floating rate debt to a fixed rate and a subsequent swap effectively re-established a floating rate on the same debt, the effect of the two instruments on both cash flows and earnings is largely off-setting. The combined fair value carrying amount of these swap instruments at February 27, 2005 and November 28, 2004 was a net obligation of $3.6 million and $4.3 million, respectively.

        We had also entered into an interest rate cap agreement associated with previous debt that caps the floating rate on the debt at 8% through June 2005. The agreement also remains in effect following the repayment of the related debt. This agreement has not been designated for hedge accounting and, accordingly, any changes in the fair value are recorded in interest expense. The fair value of this instrument is not material.

        On June 3, 2004, we entered into an interest rate swap agreement effective July 6, 2004 effectively fixing the floating portion of the interest rate at 3.725% on $200 million of our outstanding balance under the senior secured term loan through November 2005, declining to $150 million through November 2007. The fair value of this swap instrument was an asset of less than $0.1 million at February 27, 2005 and an obligation of $2.0 million at November 28, 2004.

        A 10% increase or decrease in market interest rates that affect our interest rate derivative instruments would not have a material impact on our earnings during the next fiscal year.

        Based on the unhedged portion of our variable rate debt outstanding at February 27, 2005, a 12.5 basis point increase or decrease in variable interest rates would have an approximately $0.5 million dollar impact on our annual interest expense.

  Commodity Price Risks

        The cost of our steel innerspring and our polyurethane foam and polyethylene component parts are impacted by volatility in the price of steel and petroleum. We expect the cost of the components to remain elevated above their recent historical averages throughout 2005. Thus far, we have been able to successfully address these cost pressures through a price increase announced in May of 2004 and cost reduction efforts. We do not engage in commodity hedging programs.

BUSINESS

Our Company

        We are the largest bedding manufacturer in the world and the leading bedding manufacturer in the United States based on our wholesale domestic market share of approximately 21.3% in 2004, approximately 38% greater than that of our next largest competitor.

        We manufacture and market a complete line of bedding products, including mattresses and mattress foundations. Our conventional (innerspring) bedding products are manufactured and marketed under our highly recognized Sealy, Sealy Posturepedic, Stearns & Foster and Bassett brand names. In addition, we manufacture and market specialty (non-innerspring) visco-elastic and latex bedding products under the TrueForm, Stearns & Foster, reflexions, Carrington Chase, MirrorForm and Pirelli brand names, which we sell into the rapidly growing and profitable specialty bedding category in the United States and internationally.

        We believe that our Sealy brand name has been the number one selling brand in the domestic bedding industry for over 20 years and our Stearns & Foster brand name is one of the leading brands devoted to the fast-growing luxury segment of the industry. We believe going to market with the best selling and most recognized brand in the domestic bedding industry (Sealy), one of the leading luxury brands (Stearns & Foster), and differentiated specialty bedding offerings give us a competitive advantage and strengthen our relationships with our customers by allowing us to offer sleep solutions to a broad group of consumers.

Recent Results

        Our revenues and profitability are increasing as a result of several positive factors. Our revenue growth has benefited from the transition to our one-sided product lines, mix improvements, continued growth in the bedding industry and our specialty bedding product introductions. Our profitability has benefited from our improved product mix and our ongoing implementation of manufacturing efficiency programs and certain discrete cost reduction initiatives. In fiscal 2004, our total domestic net sales were $1.036 billion, an increase of 9.0% compared to fiscal 2003. Worldwide net sales were $1.314 billion in fiscal 2004, an increase of 10.4% compared to fiscal 2003. Worldwide gross margin in fiscal 2004 was 43.7%, an increase from 41.6% in 2003.

        In the first fiscal quarter of 2005, our total domestic net sales were $286.7 million, an increase of 12.7% compared to fiscal 2004. Worldwide net sales were $359.0 million in the first fiscal quarter of 2005, an increase of 12.8% compared to fiscal 2004. Worldwide gross margin in the first fiscal quarter of 2005 was 44.3%, an increase from 42.3% during the same period in fiscal 2004.

Products

        We offer a complete line of innerspring bedding products in sizes ranging from twin to king size, selling at retail price points from under $300 to approximately $5,000 per queen set domestically. While we sell products at all retail price points, we focus our product development and sales efforts toward mattress and box spring sets which sell at retail price points above $750 domestically. We believe that higher priced segments of the market offer faster growth and greater profitability. For fiscal 2004, we derived approximately 63% of our total domestic sales from products with retail price points of $750 and above, with our sales in this market segment having increased by 21% over the past two years.

        In 2004, we successfully completed the rollout of our new proprietary single-sided Sealy Posturepedic UniCased, and Stearns & FosterTripLCased product lines in the United States, Canada, and Mexico. These technologically advanced, one-sided bedding systems represent the broadest redesign in our history and are the result of significant customer and market research and extensive product research and development efforts. Our customers benefit from the features embodied in our one-sided UniCased and TripLCased product lines, including consistent edge-to-edge comfort, proper neck and spine orthopedic support and long-lasting durability, providing what we believe to be an exceptional overall sleep experience and superior value to our customers. We believe these new product lines have yielded a higher average unit selling price as a result of this superior value for customers, as well as a shift in product mix to higher price points. In addition to our standardized manufacturing process, our proprietary product lines have been designed for a reduced degree of manufacturing complexity which has contributed to a reduction in material waste, improved manufacturing efficiency and lower net investment in working capital.

        We also produce a variety of visco-elastic (memory foam) and latex foam bedding products for the specialty bedding category. The specialty bedding category, which includes air-adjustable mattress products, has experienced substantial growth. We believe that by successfully leveraging our strong premium brand positions, our existing strength with customers, our marketing and distribution capabilities and our development capabilities and latex manufacturing technology, we have the potential to make significant gains in the specialty bedding category. Late in the first quarter of 2005, we introduced our new Sealy Posturepedic TrueForm visco-elastic bedding product line to take advantage of the rapid growth of the specialty bedding category. We expect to experience additional growth in the specialty bedding category in 2005 as we roll out the TrueForm product and introduce additional specialty bedding offerings to strengthen our competitive position. ISPA reported that domestic specialty bedding category sales grew in the first quarter of 2005 by 18.6% over first quarter 2004 sales, based on a sample of leading manufacturers. Furniture/Today, an industry publication, reported that 2004 U.S. sales of the two leading specialty bedding manufacturers grew 51.4% in 2004. Our first fiscal quarter 2005 domestic specialty bedding sales grew 59.3% over our first fiscal quarter 2004 sales and our fiscal 2004 domestic specialty bedding sales grew 82.2% over our fiscal 2003 sales. Based on extensive consumer research, Sealy is planning significant product introductions and placements over the next 12 months, featuring a broader array of bedding products in the conventional and specialty arenas, including latex and visco-elastic products.

Customers

        We serve domestically a large and well-diversified base of approximately 2,900 customers representing approximately 7,000 outlets, including furniture stores, specialty bedding stores, department stores and national mass merchandisers. Our five largest customers accounted for approximately 20.2% of our net sales for fiscal 2004 and no single customer represented more than 10.0% of our net sales for this period. Our extensive customer relationships, large and well-trained sales force, leading brand names and broad portfolio of product offerings have contributed to a leading market share among the top 25 domestic bedding retailers by wholesale dollars, a group that is growing faster than the broader market.

        We believe our sales force is the largest and best trained in the domestic bedding industry, as evidenced by our high market share among our major retail accounts, new account growth and strong customer retention rates. Our sales strategy supports strong retail relationships through the use of cooperative advertising programs, in-store product displays, sales associate training and a focused national advertising campaign to support our multiple brand platforms. A key component of our sales strategy is the leveraging of our portfolio of multiple leading brands across the full range of retail price points to capture and retain long-term customer relationships.

Sales and Marketing

        Our sales depend primarily on our ability to provide quality products with recognized brand names at competitive prices. Additionally, we work to build brand loyalty with our end-use consumers, principally through targeted national advertising and cooperative advertising with our dealers, along with superior "point-of-sale" materials designed to emphasize the various features and benefits of our products which differentiate them from other brands.

        Our national account and regional account sales forces are organized along customer lines, and our field sales force is generally structured based on regions of the country and districts within those regions. We have a comprehensive training and development program for our sales force, including our University of Sleep curriculum, which provides ongoing training sessions with programs focusing on advertising, merchandising and sales education, including techniques to help analyze a dealer's business and profitability.

        Our sales force emphasizes follow-up service to retail stores and provides retailers with promotional and merchandising assistance, as well as extensive specialized professional training and instructional materials. Training for retail sales personnel focuses on several programs, designed to assist retailers in maximizing the effectiveness of their own sales personnel, store operations, and advertising and promotional programs, thereby creating loyalty to, and enhanced sales of, our products.

Operations

        We manufacture and distribute products to our customers primarily on a just-in-time basis from our network of 29 company-operated bedding and component manufacturing facilities located around the world. We manufacture most conventional bedding to order and have adopted just-in-time inventory techniques in our manufacturing process to more efficiently serve our dealers' needs and to minimize their inventory carrying costs. Most bedding orders are scheduled, produced and shipped within five days of receipt. We believe there are a number of important advantages to this operating model including: (i) the ability to provide superior service and uniform products to regional, national and global accounts, (ii) a significant reduction in our required inventory investment and (iii) geographical proximity to an overwhelming majority of our customers which enables short delivery times and increased consistency of service. These operating capabilities, and the attendant ability to serve our customers, provide us with a competitive advantage.

        We believe we are the only national, vertically integrated manufacturer of both innerspring and box spring components. We distinguish ourselves from our major competitors by maintaining our own component parts manufacturing capability and producing substantially all of our mattress innerspring requirements and approximately 46% of our box spring component parts requirements. This vertical integration lessens our reliance upon certain key suppliers to the innerspring bedding manufacturing industry, and provides us with a competitive advantage in the following ways: (i) providing a procurement advantage by lessening our reliance upon given suppliers and thus increasing our flexibility in purchasing; (ii) providing a production cost advantage via cost savings directly related to the components produced in-house; and (iii) improving Sealy's ability to innovate product designs, and decreasing time to market with respect to these new products.

        We also have a low cost continuous latex production capability in our European operations. Given the continuing growth of the specialty bedding category, we believe we are well positioned to offer differentiated, low cost products.

Suppliers

        We are dependent upon a single supplier for certain key structural components of our new UniCased line of mattresses. Such components are purchased under a four-year supply agreement, and are manufactured in accordance with a proprietary design exclusive to the supplier. We have incorporated the UniCased method of construction into substantially all of our Sealy brand products, and have also incorporated the similar TripLCased construction into some Stearns & Foster branded products. Under the terms of the supply agreement, we have committed to make minimum purchases of the components totaling $70 million through 2006. We believe that our supply requirements will exceed the minimum purchase commitments over the life of the agreement. We purchase our other raw materials and certain components from a variety of vendors. We purchase approximately 54% of our Sealy and Stearns & Foster box spring parts from a single third-party source and manufacture the remainder of these parts. Except for our dependence regarding certain structural components for the UniCased and TripLCased mattresses, we do not consider ourselves to be dependent upon any single outside vendor as a source of supply to our conventional bedding business, and we believe that sufficient alternative sources of supply for the same, similar or alternative components are available.

International

        We derived approximately 21% of our fiscal 2004 net sales internationally, primarily from Canada and Europe. In Canada, we are the leading bedding manufacturer with a wholesale market share of approximately 18.4% in 2004. Our European business sells finished mattresses in the European retail market, as well as OEM latex components to manufacturers worldwide. We are the only major U.S. bedding manufacturer with a substantial company-owned international presence, which we believe provides an attractive growth opportunity not readily available to our primary competitors. We also generate royalties by licensing our brands, technology and trademarks to other manufacturers, including twelve international independent licensees.

        We have wholly owned subsidiaries in Canada, Mexico, Puerto Rico, Brazil, France, Italy and Argentina, which have marketing and manufacturing responsibilities for those markets. We have three manufacturing facilities in Canada and one each in Mexico, Puerto Rico, Argentina, Brazil, France and Italy which comprise all of the company-owned manufacturing operations outside of the U.S. at November 28, 2004. In 2000, we formed a joint venture with our Australian licensee to import, manufacture, distribute and sell Sealy products in Southeast Asia. Except for our European subsidiaries, which manufacture mostly latex foam products, the remainder of our international subsidiaries manufacture and sell primarily conventional innerspring bedding.

        We utilize licensing agreements in certain international markets. Licensing agreements allow us to reduce our exposure to political and economic risk abroad by minimizing investments in those markets. Twelve foreign license agreements exist, which provide exclusive rights to market the Sealy brand in Thailand, Japan, the United Kingdom, Spain, Australia, New Zealand, South Africa, Israel, Jamaica, Saudi Arabia, Bahamas and the Dominican Republic. We operate a sales office in Korea and use a contract manufacturer to service the Korean market. In addition, we ship products directly into many small international markets.

U.S. Bedding Industry

General

        The U.S. bedding industry generated wholesale revenues of approximately $5.6 billion during calendar 2004 according to ISPA. The U.S. bedding industry has historically displayed healthy revenue growth, driven by both growing unit demand and rising average unit selling prices. From 1984 to 2004, the U.S. bedding industry has grown revenues at a compound annual growth rate of approximately 6.2%, driven by compounded growth in units of 2.4% and compounded growth in average unit selling price of 3.4%. During this 20 year period, there has been just one year in which industry revenues declined (by 0.3% in 2001). This stability and resistance to economic downturns is partially due to replacement purchases, which account for an estimated 70% of bedding industry sales. In 2004, ISPA estimates industry revenues grew by 11.3% as compared to 2003, reflecting the strongest growth in 20 years for the industry.

        The growth of the U.S. bedding industry has been supported by demographic and economic factors that favor the ongoing growth of consumer spending on mattresses. The demographic factors include the following:

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  Rapid growth in the 39-57 year-old segment of the population, the largest and fastest growing segment of the population according to the U.S. Census Bureau, a group that tends to have more discretionary income and purchase a disproportionate share of bedding products relative to the general population;

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  Growth in the size of homes, which increased from an average of approximately 1,725 square feet in 1983 to approximately 2,320 square feet in 2003, and the number of bedrooms in homes in the last 20 years, according to the National Association of Home Builders;

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  A general trend toward ownership of second homes (which increased 16% in 2004 according to National Association of Realtors);

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  Increasing consumer awareness of the health benefits of better sleep, as evidenced by a study conducted by the Better Sleep Council in March 2004, in which 90% of all respondents reported that a good mattress was essential to health and well being; and

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  A general increase over time in consumers' willingness to "trade up" and purchase higher quality, higher priced products in the U.S. mattress industry.

        The economic factors supporting strong mattress sales include the following:

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  Compelling economics for retailers, as bedding tends to have profit margins, high inventory turns and return on inventory investment characteristics that are attractive for retailers and superior to most other home furnishing categories according to National Home Furnishings Association 2003 Retail Performance Report; and

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  Ongoing investment by bedding manufacturers in focused trade spending which supports retailer-directed advertising of bedding products and consumer awareness of new product introductions and higher-end mattresses.

        We believe we are well-positioned to take advantage of two areas where bedding industry dynamics have been particularly favorable for growth: mattress sales at the premium end of the market (that is, greater than $1,000 per set) and sales of queen and king size mattresses. According to ISPA, mattress units sold in the United States at retail price points of at least $1,000, as a percentage of total mattress units sold, rose from 15.5% in 2000 to 24.3% in 2004. Additionally, queen and king size mattress units sold in the United States, as a percentage of total mattress units sold, rose from 43.3% in 2000 to 46.4% in 2004, according to ISPA. We have a relatively higher market share in these categories compared to our overall domestic market share.

        The specialty bedding category, which represents non-innerspring bedding products including visco-elastic (memory foam) and latex foam, air-adjustable and other mattress products represented approximately 15.9% of the overall U.S. mattress market in 2004. The specialty bedding category has recently experienced substantial growth. According to ISPA, domestic specialty bedding category sales grew in the first quarter of 2005 by 18.6% over first quarter 2004 sales.

Other Market Attributes

        There are over 700 conventional bedding manufacturers in the United States according to the 2002 U.S. Census Bureau, but three companies (including Sealy) accounted for approximately 50.6% of the bedding industry's wholesale revenues for 2004, according to Furniture/Today (Sealy's wholesale domestic market share in 2004 was 21.3%). The remainder of the domestic bedding market primarily consists of hundreds of smaller independent local and regional manufacturers. The bedding industry is characterized by the following attractive attributes:

        Limited Exposure to Asian Imports.    Due to the short lead times demanded by mattress retailers, the limited inventories carried by retailers, the customized nature of each retailer's product lines, the high shipping costs, the relatively low domestic direct-labor content in mattresses and the importance of brands to consumers, the U.S. bedding industry faces limited competition from imported products. The two largest Asian importers accounted for an estimated 3.4% of the U.S. market in 2004, according to the ISPA. This is an attractive aspect of the U.S. bedding industry, and contrasts positively with many other U.S. consumer goods categories.

        Diversity of Distribution Channels.    Industry sales occur primarily in furniture stores, department stores and specialty sleep shops. These retailers are, in many cases, increasing floor allocations and devoting more resources to growing the bedding category within their stores due to the high profitability and minimal inventory requirements of the category. There is limited exposure to mass merchants which have traditionally accounted for a small percentage of domestic bedding industry sales due to the floor space, sales support and home delivery requirements of the category. This diversification of distribution channels and low exposure to mass merchants is an attractive aspect of the U.S. bedding industry.

        Large Manufacturers Are Gaining Share.    While there are over 700 bedding manufacturers in the United States, over the last eight years the three largest innerspring bedding manufacturers in the United States have been gaining market share from smaller competitors, increasing their collective share from 49% in 1996 to 50.6% in 2004. We believe that this market share trend is likely to continue as large, national manufacturers such as Sealy can offer retailers sales, service and profit opportunities that are superior to those offered by regional and local competitors.

Our Competitive Strengths

        We believe that the following competitive strengths contribute to our leading market position, differentiate us from our competition and will drive our future growth:

Leading brand names

        We believe that our Sealy, Sealy Posturpedic and Stearns & Foster brands give us a competitive advantage by allowing us to distinctly target different segments of the marketplace.

        Our reputation for quality has been built over the last 120 years. Our Sealy brand, which accounted for approximately 76% of our total domestic net sales in fiscal 2004, is the best-selling and most recognized brand in the U.S. bedding industry. The Sealy brand enjoys the highest consumer recognition in the industry, achieving an unaided awareness score of almost twice that of our nearest competitor based upon an independent 2002-2003 consumer study. According to a Gallup 2004 survey, among consumers, Sealy has the highest brand awareness for mattresses, particularly among adults with above average household income. According to Home Furnishing News in 2003, the Sealy brand ranked 9th among the top-150 home products brands overall. Our premium Stearns & Foster brand name, which accounted for approximately 11% of our total domestic net sales in fiscal 2004, is one of the leading brand names devoted predominantly to the growing luxury segment.

Leading market positions and unparalleled scale

        As the largest bedding manufacturer in the world, we have significant competitive advantages in both revenue generation and operational efficiencies. In the U.S. bedding market, our brands have held the leading market share position for over 20 years and we continue to be the largest manufacturer with a wholesale market share of approximately 21.3% in 2004, approximately 38% larger than our nearest competitor. In the Canadian bedding market, we also enjoy the leading market position with an approximate 18.4% share in 2004.

        Our sales efforts benefit from our large scale, with our sales personnel covering a broad range of customers in geographically diverse locations. With separate staffs focused on field sales and national accounts, we have the breadth to cover a large number of regional customers while maintaining focus on key national accounts. Similarly, the size and structure of our sales force allows us to pursue profitable share gain with smaller dealers without sacrificing service to our larger accounts.

        To our knowledge, Sealy is the only mattress manufacturer with a national network of retail sales specialists who service large national retail chains. Our retail sales specialists are knowledgeable regarding the national retail chains which they serve on a dedicated basis, are trained in consultative selling, and regularly work on the retailers' floors on weekends which is when the majority of mattress sales take place. Sealy is one of the few manufacturers which has the sales force and scope to cover every geographic region in the U.S. and a corporate campus training program that trains our sales specialists as well as our customers' own retail sales associates.

        Our large scale manufacturing presence, consisting of 29 company-operated bedding and component manufacturing facilities located around the world, also affords us several distinct advantages. With our broad geographic coverage, we offer just-in-time delivery to better service our accounts, while reducing our inventory requirements. We also leverage our large scale and geographic presence to optimize our operating performance through shorter lead times, reduced delivery distances and alliances in many of our key supply categories that help us reduce cost, improve service and reduce our working capital investment. Also, to our knowledge, Sealy is the only mattress manufacturer in the world with a state of the art regulatory testing lab enabling us to proactively address local, state and federal regulations regarding flammability and other safety issues.

        Our scale also provides us with a procurement advantage. Our size and platform uniformity allow our suppliers to provide long continuous runs of products and raw materials. Our dedicated supply chain management team provides us with flexibility, negotiating expertise, and leverage, which in turn, often provides Sealy with unique components, research and development resources provided by suppliers and commensurate cost savings. Sealy also negotiates with its vendors on behalf of its licensees, which provides us with additional bargaining strength with respect to procurement and uniformity of product from licensee to licensee.

        As discussed previously, Sealy is the only national, vertically integrated manufacturer of both inner spring and box spring components. Our vertical integration and large scale provide us with competitive advantages in procurement and production costs, which enhance our profitability, and our ability to innovate and more rapidly move new product designs from concept to market.

Breadth of product offering

        We have unmatched breadth and scope in our mattress products and product lines, as demonstrated by our Sealy, Sealy Posturepedic, Stearns & Foster, Bassett, reflexions, TrueForm, MirrorForm and Pirelli brands portfolio in the respective U.S., Mexico, South America, Canada and Europe markets. The various products span retail price points from under $300 per queen set on our promotional line to approximately $5,000 per queen set on our premium offering. Our extensive offering of products and brand names provide retailers with a single source for a full line of conventional and specialty products for their customers, and allow those retailers carrying an extended line of our products the beneficial opportunity to "up-sell" customers to higher price point selections within the Sealy portfolio.

Attractive cash flow generation

        Sealy's strong operating margins, relatively low capital expenditures and low working capital requirements all result in attractive cash flow generation, allowing for debt paydown, reinvestment in research and development and additional growth opportunities for our company.

Experienced and committed management team

        Led by David McIlquham since 2002, our management team has on average been with Sealy for over 11 years and has been responsible for driving revenue growth and margin expansion through the launch of Sealy's new UniCased and TripLCased one-sided products, the strategic realignment of our sales force, the strengthening of our retailer relationships, the implementation of improved financial controls as well as sales and operational measurement tools. Our management team committed approximately $25 million of equity to the Recapitalization (as defined herein), with equity ownership being expanded in the transaction to include 99 members of management. See "Summary—The Recapitalization and Other Recent Transactions."

Our Strategy

        We intend to profitably grow our business through the following strategic initiatives:

Drive product innovation

        We believe ongoing product innovation is central to increasing market share and driving revenue growth in our industry. With respect to Sealy's ability to introduce new products, we have recently enhanced our new product development capabilities by instituting a cross-functional product development process and substantially increasing our investment in consumer research and analysis. The combination of this research-based approach to satisfying customer needs and the collaborative input of our sales, marketing, research and development, engineering, purchasing, finance and manufacturing departments into the new product design process will maximize our potential for successful new product introductions over time.

        In 2004, we successfully completed the rollout of our new single-sided, proprietary Sealy Posturepedic UniCased and Stearns & Foster TripLCased product lines in the United States, Canada and Mexico, representing the broadest product redesign in our history. The manufacture and sale of these products for our Sealy Posturepedic lines began early in 2003, followed by the introduction of the new Stearns & Foster lines in the first quarter of 2004. The introduction of our new product lines contributed to the 9.8% increase in our domestic net sales in fiscal 2004 (comprised of a 1.6% increase in our domestic unit sales and a 8.1% increase in our domestic average unit selling price), and the 13.7% increase in our domestic net sales in the first fiscal quarter of 2005 (comprised of a 1.7% increase in our domestic unit sales and a 11.9% increase in our domestic average unit selling price).

        In the first half of 2005, we introduced our new Sealy Posturepedic TrueForm and MirrorForm visco-elastic bedding products to take advantage of the rapid growth of the specialty bedding category. This market, which includes latex foam, visco-elastic and air-adjustable mattress products, has experienced substantial growth both domestically and internationally. We believe that by successfully leveraging our strong brand advantage and our marketing and distribution capabilities, we have the potential to make significant gains in the specialty bedding category, which according to consumer and market research, will continue to be a significant segment of the market.

        Between September 2005 and June 2006, we intend to launch new Stearns & Foster and Sealy Posturepedic products. These products will incorporate the features that we determined were most desired by the consumer during our intensive market and consumer research over the last twelve months. These product introductions, which will be designed for global distribution, will also provide an opportunity to decrease our average manufacturing cost per unit, via design-for-manufacturing principles, the opportunity to leverage our purchasing scale and an intent to simplify the number of stock keeping units and assembly components manufactured.

Increase market share with new and existing customers

        We expect to continue to drive market share gains through strategically positioning our products in customer outlets, increasing product turnover and growth in our existing retailer customer base and adding new customers. We have developed a comprehensive set of metrics designed to enable precise measuring and reaction to slot productivity and incremental slot velocity on the retailer floor, which we believe will assist retailers in driving sales of our products.

Maximize leading position in most attractive market segments and improve product mix

        We continue to focus our sales, marketing and product development efforts by targeting the fastest growing and most profitable categories of the bedding market. With approximately 77 million "baby boomers" reaching their peak spending years and a growing awareness among consumers of the benefits of quality sleep, customer demand for higher-end mattresses has increased. We have a relatively higher market share in the greater than $1,000 retail price point segment compared to our overall domestic market share. We expect that the combination of these factors and our substantial presence in the higher end of the market will aid our future growth.

        In addition, we will continue to focus on the specialty bedding category by continuing to introduce innovative visco-elastic and latex products. We believe our leading position with bedding retailers and in the higher-priced segment of the market will provide us the opportunity to gain share in this growing specialty bedding category.

Maintain our position as a leading supplier to the largest bedding retailers

        Our extensive customer relationships, large and well-trained sales force, leading brand names and broad portfolio of product offerings have contributed to a leading market share among the top 25 domestic bedding retailers by wholesale dollars, a group that is growing faster than the broader market. We seek to maximize this market share position and expect to benefit as more of our top customers grow at a faster rate than the overall market in the retail sector. In support of this goal, our industry leading sales force will continue to service these accounts and seek incremental business.

Increase our profit margins

        We intend to continue to increase our profit margins over time. We seek to accomplish this in the following principal ways:

  •
  by designing our new product lines for maximum manufacturing efficiency, yielding productivity improvements;

  •
  through our ongoing implementation of more efficient manufacturing techniques as well as other, discrete cost reduction initiatives;

  •
  by using management metrics to benchmark our manufacturing performance on key measures and drive comparative best-practices across our manufacturing base;

  •
  through increased focus on higher margin premium and specialty bedding categories; and

  •
  by leveraging our fixed cost base.

        Our new product lines will be designed by a cross-functional team to ensure the optimum manufacturing performance and profit potential of our new product lines. For example, the rollout of our one-sided products has enhanced our manufacturing efficiency and increased our profitability. Our new UniCased and TripLCased lines were engineered to optimize our manufacturing capabilities, with reduced design and production complexity that has decreased production costs. Across all products, the transition to a one-sided design has led to a significant reduction in the number of panel and border fabric SKUs, which has improved material yield, lowered labor costs per unit and lowered levels of working capital.

        We have also undertaken a series of cost savings initiatives that we believe will continue to improve our profitability beyond the benefit of new product rollouts. We are streamlining our manufacturing operations by transitioning from a batch manufacturing process to a cellular manufacturing model and applying lean manufacturing principles. We are also seeking to optimize our existing manufacturing infrastructure through manufacturing network optimization, expanded in-house supply of certain components, and regional logistics, material and supply management.

        Finally, we have recently implemented a comprehensive set of management metrics that provides extensive and timely data and analysis to support the management of our manufacturing operations. This enables comparative benchmarking and institutionalization of manufacturing best-practices across our 17 domestic mattress manufacturing facilities and will enable management to drive ongoing improvements in manufacturing costs, productivity and service levels, ultimately benefiting our overall profitability level. We also believe that this metrics system will help our customers sell additional Sealy product to their customers, through more precise measuring and reaction to slot productivity and incremental slot velocity on the retail floor, and more focused marketing (including national, regional, direct and point of sale materials), which we believe will ultimately benefit Sealy and all of its partners (both retailers and suppliers) in increasing sales, profitability and productivity.

Leverage our domestic capabilities worldwide

        We also plan to grow our international business through market-oriented strategies. In Canada, where we have the leading market share position, we also intend to expand our presence by executing a strategy which is similar to that utilized in the U.S. market. In Europe, we seek to gain share from regional competition in a fragmented market by leveraging our sales, marketing and manufacturing expertise. In Mexico, Argentina and Brazil, we plan to profitably grow our positions by leveraging our sales, marketing and product development capabilities. In addition, we anticipate further growth from international licensees.

Other Company Information

Licensing

        At November 28, 2004, there were 18 separate license arrangements in effect with six domestic and twelve foreign independent licensees. Sealy New Jersey (a bedding manufacturer), Klaussner Corporation Services (a furniture manufacturer), Kolcraft Enterprises, Inc. (a crib mattress manufacturer), Pacific Coast Feather Company (a pillow, comforter and mattress pad manufacturer), Chairworks Manufacturing Group Limited (an office seating manufacture), and KCB Enterprises (a futon manufacturer) are the only domestic manufacturers that are licensed to use the Sealy trademark, subject to the terms of license agreements. Pacific Coast Feather also has a license to use the Stearns & Foster brand on certain approved products. Under license agreements between Sealy New Jersey and us, Sealy New Jersey has the perpetual right to use certain of our trademarks in the manufacture and sale of Sealy brand and Stearns & Foster brand products in selected markets in the United States.

        Our licensing group generates royalties by licensing Sealy brand technology and trademarks to manufacturers located throughout the world. We also provide our licensees with product specifications, quality control inspections, research and development, statistical services and marketing programs. In the fiscal years ended November 28, 2004, November 30, 2003 and December 1, 2002, the licensing group as a whole generated gross royalties of approximately $15.6 million, $13.7 million and $12.2 million, respectively.

Warranties & Product Returns

        Sealy, Stearns & Foster and Bassett bedding offer limited warranties on our manufactured products. The periods for "no-charge" warranty service vary among products. Prior to fiscal year 1995, such warranties ranged from one year on promotional bedding to 20 years on certain Posturepedic and Stearns & Foster bedding. All currently manufactured Sealy Posturepedic models, Stearns & Foster bedding, Bassett and some other Sealy-brand products offer a 10-year non-prorated warranty service period. Our TrueForm visco elastic line of bedding, introduced late in the first fiscal quarter of 2005, carries a 20 year warranty. In fiscal 2000, we amended our warranty policy to no longer require the mattress to be periodically flipped. We also accept, upon occasion, other returns from some of our customers as an accommodation.

Trademarks and Licenses

        We own thousands of trademarks, tradenames, service marks, logos and design marks, including Sealy, Stearns & Foster and Posturepedic. We also license the Bassett and Pirelli tradenames in various territories under certain long term agreements.

Employees

        As of November 28, 2004 we had 6,399 full-time employees. Approximately 70% of our employees at our 25 North American plants are represented by various labor unions with separate collective bargaining agreements. Due to the large number of collective bargaining agreements, we are periodically in negotiations with certain of the unions representing our employees. We consider our overall relations with our work force to be satisfactory. We have only experienced one work stoppage in the last ten years due to labor disputes. Due to the ability to shift production from one plant to another, these lost workdays have not had a material adverse effect on our financial results. We have not encountered any significant organizing activity at our non-union facilities in that time frame. Our current collective bargaining agreements, which are typically three years in length, expire at various times beginning in fiscal 2005 through 2007. As of November 28, 2004, our domestic manufacturing plants employed 644, 885 and 1,398 employees covered under collective bargaining agreements expiring in fiscal 2005, 2006 and 2007, respectively. At our international facilities, there were 824, 557 and 721 employees covered under collective bargaining agreements expiring in fiscal 2005, 2006 and 2007, respectively.

Seasonality/Other

        Our third fiscal quarter sales are typically 10% to 15% higher than other fiscal quarters. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

        Most of our sales are by short term purchase orders. Since the level of production of products is generally promptly adjusted to meet customer order demand, we have a negligible backlog of orders. Most finished goods inventories of bedding products are physically stored at manufacturing locations until shipped (usually within 5 days of accepting the order). See "Risk Factors—Risks Related to Our Business—We may experience fluctuations in our operating results due to seasonality, which could make sequential quarter to quarter comparison an unreliable indication of our performance."

Regulatory Matters

        Our conventional bedding product lines are subject to various federal and state laws and regulations relating to flammability and other standards. We believe that we are in material compliance with all such laws and regulations, including the new California flame retardant regulations related to manufactured mattresses and box springs which became effective January 1, 2005. We do not expect the impact of those regulations to be significant to our results of operations or financial position.

        Our principal waste products in North America are foam and fabric scraps, wood, cardboard and other non-hazardous materials derived from product component supplies and packaging. We also periodically dispose (primarily by recycling) of small amounts of used machine lubricating oil and air compressor waste oil. In the United States, we are, generally, subject to federal, state and local laws and regulations relating to environmental health and safety, including the Federal Water Pollution Control Act, and the Comprehensive Environmental Response, Compensation and Liability Act. In our facilities in Argentina, France and Italy, we also manufacture foam. We believe that we are in material compliance with all applicable federal, state and local country environmental statutes and regulations. Except as set forth in "—Legal Proceedings" below, compliance with federal, state or local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, should not have any material effect upon our capital expenditures, earnings or competitive position. We are not aware of any pending federal environmental legislation which would have a material impact on our operations. Except as set forth in "—Legal Proceedings" below, we have not been required to make and do not expect to make any material capital expenditures for environmental control facilities in the foreseeable future.

Properties

        Our principal executive offices are located on Sealy Drive at One Office Parkway, Trinity, North Carolina, 27370. Corporate and administrative services are provided to us by Sealy, Inc. (our wholly-owned subsidiary).

        We administer our component operations at our Rensselaer, Indiana facility. Our leased facilities are occupied under operating leases, which expire from fiscal 2005 to 2033, including renewal options.

        The following table sets forth certain information regarding manufacturing and distribution facilities operated by us at May 29, 2005:

Location		Approximate Square Footage	Title
United States
Arizona	Phoenix	76,000	Owned(a	)
California	Richmond	238,000	Owned(a	)
	South Gate	185,000	Owned(a	)
Colorado	Colorado Springs	70,000	Owned(a	)
	Denver	92,900	Owned(a	)
Florida	Orlando	97,600	Owned(a	)
	Lake Wales(c)(d)	179,700	Owned(a	)
Georgia	Atlanta	292,500	Owned(a	)
Illinois	Batavia	212,700	Leased
Indiana	Rensselaer	131,000	Owned(a	)
	Rensselaer	124,000	Owned(a	)
Kansas	Kansas City	102,600	Leased
Maryland	Williamsport	144,000	Leased
Minnesota	St. Paul	93,600	Owned(a	)
New York	Green Island	257,000	Leased
North Carolina	High Point	151,200	Owned(a	)
Ohio	Medina	140,000	Owned(a	)
Oregon	Portland	140,000	Owned(a	)
Pennsylvania	Clarion	85,000	Owned(a	)
	Delano	143,000	Owned(a	)
Tennessee	Memphis(b)(d)	225,000	Owned(a	)
Texas	Brenham	220,000	Owned(a	)
	North Richland Hills	124,500	Owned(a	)
Canada
Alberta	Edmonton	144,500	Owned(a	)
Quebec	Saint Narcisse	76,000	Owned(a	)
Ontario	Toronto	80,200	Leased
Argentina	Buenos Aires	85,000	Owned
Brazil	Sorocaba	92,000	Owned
Puerto Rico	Carolina	58,600	Owned(a	)
Italy	Silvano d'Orba	170,600	Owned(a	)
France	Saleux	239,400	Owned
Mexico	Toluca	157,100	Owned

		4,628,700

(a)
We have granted a mortgage or otherwise encumbered our interest in this facility as collateral for secured indebtedness.

(b)
In April 2001, we ceased operations at this facility.

(c)
In April 2002, we ceased operations at this facility.

(d)
These properties are currently under contract for sale and have been written down to their estimated net realizable values.

        In addition to the locations listed above, we maintain additional warehousing facilities in several of the states where our manufacturing facilities are located. We consider our present facilities to be generally well maintained and in sound operating condition.

        In December 2004, we sold our Randolph, Massachusetts facility that had been previously closed in May 2004.

Legal Proceedings

        We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

        We are currently conducting an environmental cleanup at a formerly owned facility in South Brunswick, New Jersey pursuant to the New Jersey Industrial Site Recovery Act. We and one of our subsidiaries are parties to an Administrative Consent Order issued by the New Jersey Department of Environmental Protection. Pursuant to that order, we and our subsidiary agreed to conduct soil and groundwater remediation at the property. We sold the property in 1997 and retained primary responsibility for the required remediation. We have completed essentially all soil remediation with the New Jersey Department of Environmental Protection approval, and have concluded a pilot test of the groundwater remediation system. We have received approval from the New Jersey Department of Environmental Protection of a remediation plan for the sediment in Oakeys Brook adjoining the site, which we expect to start in 2005. We have recorded a reserve of $2.5 million for the estimated future costs associated with completing this remediation project, and it is reasonably possible that up to an additional $0.3 million may be incurred to complete the project.

        We are also remediating soil and groundwater contamination at an inactive facility located in Oakville, Connecticut. Although we are conducting the remediation voluntarily, we obtained Connecticut Department of Environmental Protection approval of the remediation plan. We have completed essentially all soil remediation under the remediation plan and are currently monitoring groundwater at the site. We have identified cadmium in the groundwater at the site and intend to address that during 2005. We have recorded a reserve of approximately $0.5 million associated with the additional work and ongoing monitoring.

        We removed three underground storage tanks previously used for diesel, gasoline, and waste oil from our South Gate, California facility in March 1994 and remediated the soil in the area. Since August 1998, we have been working with the California Regional Water Quality Control Board, Los Angeles Region to monitor groundwater at the site.

        While uncertainty exists as to the ultimate resolution of the South Brunswick, Oakville, and South Gate environmental matters, based on facts currently known, we believe that the accruals recorded are adequate and do not believe the resolution of these matters will have a material adverse effect on our financial position or future operations; however, in the event of an adverse decision by one or more of the governing environmental authorities or if additional contamination is discovered, these matters could have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        Our directors, executive officers and certain key employees, and their ages as of May 29, 2005, are as follows:

Name	Age	Position
David J. McIlquham	50	Chairman, President, Chief Executive Officer and Director
Jeffrey C. Claypool	57	Senior Vice President, Human Resources
Lawrence J. Rogers	56	President-International Bedding
Kenneth L. Walker	56	Senior Vice President, General Counsel and Secretary
James B. Hirshorn	39	Executive Vice President and Chief Financial Officer, Director
Bruce Barman	59	Senior Vice President, Research and Development
Al Boulden	58	Senior Vice President, Sales
Charles Dawson	48	Senior Vice President, National Accounts
G. Michael Hofmann	46	Senior Vice President, Operations
Philip Dobbs	43	Senior Vice President, Marketing
Steven Barnes	44	Director
Simon E. Brown	34	Director
Brian F. Carroll	33	Director
James W. Johnston	57	Director
Dean B. Nelson	45	Director
Scott M. Stuart	45	Director

        The present principal occupations and recent employment history of each of the executive officers, key employees and directors listed above is as follows:

        David J. McIlquham.    Mr. McIlquham, age 50, has been Chief Executive Officer since April 2002 and has been President since January 2001. He was elected Chairman of our board of directors in July 2004. He had been Chief Operating Officer from January 2001 to April 2002. Prior to that, he had been Corporate Vice President Sales and Marketing since April 1998 and was Corporate Vice President Marketing since joining us in 1990 until 1998. He has been a director since April 2002.

        Jeffrey C. Claypool.    Mr. Claypool, age 57, has been Senior Vice President, Human Resources since joining us in September 1991.

        Lawrence J. Rogers.    Mr. Rogers, age 56, has been the President of the International Bedding Group since January 2001. Prior to that, Mr. Rogers was Corporate Vice President and General Manager International since February 1994. Since joining us in 1979, Mr. Rogers has served in numerous other capacities within our operations, including President of Sealy of Canada.

        Kenneth L. Walker.    Mr. Walker, age 56, has been Senior Vice President, General Counsel and Secretary since joining us in May 1997.

        James B. Hirshorn.    Mr. Hirshorn, age 39, has been Executive Vice President, Chief Financial Officer since November 2002. From 1999 until joining our company, Mr. Hirshorn was a Vice President with Bain Capital Inc., an investment and leveraged buyout firm. From 1993 until 1999, he held various positions with Bain & Company Inc., a consulting firm. Mr. Hirshorn has been a director of our company since April 2004.

        Bruce Barman.    Mr. Barman, age 59, has been Senior Vice President, Research and Development, since joining us in 1995.

        Alfred R. Boulden.    Mr. Boulden, age 58, has been Senior Vice President, Sales since August 2001. Since joining us in 1991, Mr. Boulden has served in numerous sales positions.

        Charles L. Dawson.    Mr. Dawson, age 48, has been Senior Vice President, National Accounts since August 2001. Since joining us in 1986, Mr. Dawson has served in numerous sales positions.

        G. Michael Hofmann.    Mr. Hofmann, age 46, has been Senior Vice President, Operations since October 2002. From 1982 until joining our company, Mr. Hofmann was with Hillenbrand Industries, a medical equipment manufacturing division, serving as its Vice President of Engineering from 2001 through 2002, and its Vice President and General Manager, European Capital Business Unit from 1995 through 2000.

        Philip Dobbs.    Mr. Dobbs, age 43, has been Senior Vice President, Marketing since March 2005. From 2002 until joining our company, Mr. Dobbs was with Cadbury Schweppes serving as its Vice President of Marketing. From 2000 through 2002, he served as Managing Director of Heinz Pet Food for HJ Heinz.

        Steven Barnes.    Mr. Barnes, age 44, is a Managing Director at Bain and has been affiliated with Bain since 1988. Since 1988, he has been involved with various leveraged acquisitions and has served in various leadership positions with Bain Companies, including CEO of Dade Behring, President of Executone Business Solutions and President of The Holson Burnes Group. Mr. Barnes presently serves on several boards including Unisource, SigmaKalon, Buhrmann NV, Mattress Holdings Corporation and the Board of Overseers of Children's Hospital in Boston. Prior to 1988, Mr. Barnes was with PricewaterhouseCoopers, where he worked in the Mergers and Mergers Support Group. He has been a director of our company since March 2001.

        Simon E. Brown.    Mr. Brown, age 34, has been an executive of KKR since April 2003. From August 1999 to March 2003, he worked for Madison Dearborn Partners. From September 1997 to June 1999, Mr. Brown attended Harvard University Graduate School of Business Administration. Before attending business school, he worked for Thomas H. Lee Company and Morgan Stanley Capital Partners. Mr. Brown is also a member of the Board of Directors of The Boyds Collection, Ltd. He has been a director of our company since April 2004.

        Brian F. Carroll.    Mr. Carroll, age 33, has been an executive of KKR since July 1999. From September 1997 to June 1999, Mr. Carroll attended Stanford University Graduate School of Business. Before attending business school, from March 1995 to July 1997, he worked for KKR. Mr. Carroll is also a member of the Board of Directors of Rockwood Specialties Group, Inc. He has been a director of our company since April 2004.

        James W. Johnston.    Mr. Johnston, age 57, is President and Chief Executive Officer of Stonemarker Enterprises, Inc., a consulting and investment company. He is a director of Pilot Therapeutics Holdings, Inc. Mr. Johnston was Vice Chairman of RJR Nabisco, Inc. from 1995 to 1996. He also served as Chairman and CEO of R. J. Reynolds Tobacco Co. from 1989 to 1995, Chairman of R. J. Reynolds Tobacco Co. from 1995 to 1996 and Chairman of R. J. Reynolds Tobacco International from 1993 to 1996. Mr. Johnston served on the board of RJR Nabisco, Inc. and RJR Nabisco Holdings Corp. from 1992 to 1996. From 1984 until joining Reynolds, Mr. Johnston was Division Executive, Northeast Division, of Citibank, N.A., a subsidiary of Citicorp, where he was responsible for Citibank's New York Banking Division, its banking activities in upstate New York, Maine and Mid-Atlantic regions, and its national student loan business. He has been a director of our company since March 1993.

        Dean B. Nelson.    Mr. Nelson, age 45, has been Chief Executive Officer of Capstone Consulting LLC since March 2000. He is also Chairman of the Board and a director of PRIMEDIA Inc. He is also a director of Yellow Pages Group. From August 1985 to February 2000, Mr. Nelson was employed by Boston Consulting Group, Inc. where he was a Senior Vice President from December 1998 to February 2000 and held various other positions from August 1985 to November 1998. He has been a director of our company since April 2004.

        Scott M. Stuart.    Mr. Stuart, age 45, is a Member of KKR and has worked for KKR since 1986. He is also a member of the Board of Directors of The Boyds Collection, Ltd. and KKR Financial Corporation. Mr. Stuart received his B.A. in English Literature from Dartmouth College and his M.B.A. from Stanford University. He has been a director of our company since April 2004.

Board of Directors

  Composition of the Board of Directors

        Our board of directors currently consists of eight directors. Under the stockholders' agreement we entered into with KKR in connection with the Recapitalization, KKR has the right to designate a director to our board of directors so long as they own at least 10% of our outstanding common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

        We intend to avail ourselves of the "controlled company" exception under the            rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors, but retains the requirement that we have an audit committee composed entirely of independent members and consisting of at least three members within one year of the offering. Consequently, we will add an additional independent member to our board of directors within 90 days of the offering and a third independent member within one year of the offering. After giving effect to these additions, we expect our board of directors to consist of ten members.

  Committees of the Board of Directors

        Audit Committee.    Our audit committee currently consists of Messrs. Barnes, Brown and Carroll. We plan to nominate a new independent member to our audit committee prior to the consummation of this offering, a second new independent member within 90 days thereafter and a third new independent member within one year thereafter to replace existing members so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under            . In addition, one of them will be determined to be an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K.

        Our audit committee will be responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

        Our board of directors will update its written charter for the audit committee which will be available on our website.

        Compensation Committee.    Our compensation committee currently consists of Messrs. Carroll and Stuart. Our compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

        Our board of directors will adopt a written charter for the compensation committee which will be available on our website.

        Nominating and Corporate Governance Committee.    Immediately prior to the closing of this offering, we will form a nominating and corporate governance committee that will consist of                        . The nominating and corporate governance committee will be responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

        Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on our website.

        Compensation Committee Interlocks and Insider Participation.    The compensation levels of our executive officers are currently determined by our compensation committee as described above. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director Compensation

        Prior to this offering, we reimbursed all directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, prior to 2005, Mr. Johnston received an annual retainer of $30,000, reduced by $1,000 for each board meeting not attended, plus $1,000 ($1,250 if he was Committee Chairman) for each board of directors committee meeting attended if such meeting was on a date other than a board meeting date. Starting in 2005, each of our non-management directors will receive $12,500 per fiscal quarter for their service as a director of the Company. In 2006, that amount shall be reduced to $7,500 per fiscal quarter. The directors may elect to defer all or a portion of these fees into stock appreciation units. For 2005, each of the directors has elected to do so.

        After this offering, we expect to pay each non-management director an annual retainer of $                      . In addition, we expect to pay an additional annual retainer of $                      and $                      to the chairman of the audit committee and each member of our audit committee, respectively.

Executive Compensation

        The following table sets forth the compensation for our chief executive officer and each of our four most highly compensated executive officers for their services during fiscal years 2002, 2003 and 2004. In this prospectus, we refer to these five executive officers as the named executive officers.

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation(a)		Restricted Stock Award($)	Securities Underlying Options(b)		All Other Compensation(d)
David J. McIlquham Chairman, President and CEO	2004 2003 2002	$ $ $	575,417 518,750 406,920	$ $ $	542,293 186,775 229,632		$1,030,794 — —	— — —	4,586,667 — 1,396,960	(c) (c)	$ $ $	1,869,538 23,389 22,387
James B. Hirshorn Executive VP & CFO	2004 2003 2002	$ $ $	336,917 325,000 18,466	$ $ $	211,703 78,000 130,000	$ $	397,495 68,137 —	— — —	1,433,567 873,100 —	(c) (c)	$ $ $	1,066,779 — 13,145
Lawrence J. Rogers President International Bedding Group	2004 2003 2002	$ $ $	293,282 284,217 274,725	$ $ $	160,482 40,587 96,840		$126,974 — —	— — —	457,823 — 94,295	(c) (c)	$ $ $	3,202,409 21,752 21,024
Jeffrey C. Claypool Sr. VP Human Resources	2004 2003 2002	$ $ $	246,340 238,280 229,622	$ $ $	135,442 50,040 80,379		$63,486 — —	— — —	332,911 — 52,386	(c) (c)	$ $ $	2,000,340 17,941 17,575
Charles L. Dawson Sr. VP National Accounts	2004 2003 2002	$ $ $	231,435 224,583 220,000	$ $ $	126,397 102,187 46,547		$173,716 — —	— — —	327,266 — 174,620	(c) (c)	$ $ $	503,052 17,189 15,554

(a)
Represents amounts paid on behalf of each of the named executive officers for the following two respective categories of other annual compensation: (i) relocation expenses incurred and (ii) option dividend bonus paid on behalf of the named executive officers. Amounts for each of the named executive officers for each of the two respective preceding categories is as follows: Mr. McIlquham: (2004-$0, $1,030,794; 2003-$0, $0; 2002-$0, $0); Mr. Hirshorn: (2004-$0, $397,495; 2003-$68,137, $0; 2002-$0, $0); Mr. Rogers: (2004-$0 $126,974; 2003- $0, $0; 2002-$0, $0); Mr. Claypool: (2004-$0, $63,486; 2003-$0, $0; 2002-$0, $0); Mr. Dawson: (2004-$0, $173,716; 2003-$0, $0; 2002-$0, $0).

(b)
All option share amounts for prior years presented have been adjusted to reflect the 2004 stock split of approximately 3.49 shares to one.

(c)
The named executive officers have ten-year non-qualified stock options to acquire shares of our Class A Common Stock at or above the then current fair market value as follows: April 11, 2002 200,000 options at $5.00 and 200,000 options at $2.50 to Mr. McIlquham; July 9, 2002 5,000 options to Mr. Dawson, 15,000 options to Mr. Claypool and 27,000 options to Mr. Rogers, each at $5.00; October 15, 2002 45,000 options to Mr. Dawson at $4.50; January 16, 2003 250,000 options to Mr. Hirshorn at $5.00; July 20, 2004, 4,586,667 options to Mr. McIlquham, 457,825 options to Mr. Rogers, 1,433,567 options to Mr. Hirshorn, 332,911 options to Mr. Claypool, and 327,266 options to Mr. Dawson, each at $4.39.

(d)
Represents amounts paid on behalf of each of the named executive officers for the following five respective categories of compensation: (i) company premiums for life and accidental death and dismemberment insurance (ii) company premiums for long-term disability benefits, (iii) company contributions to our defined contribution plans, (iv) stock option payouts (associated with the Recapitalization) and (v) transaction bonus (associated with the Recapitalization). Amounts for each of the named executive officers for each of the five respective preceding categories is as follows: Mr. McIlquham: (2004-$1,916, $1,088, $24,000, $1,320,534, $522,000; 2003-$1,651 $1,088 $20,650 $0, $0; 2002-$1,355, $1,082, $19,950 $0, $0); Mr. Hirshorn: (2004-$1,122, $1,078, $24,000; $820,879, $219,700; 2003-$903, $867, $11,375 $0, $0; 2002- $0, $0, $0,$0, $0); Mr. Rogers (2004-$977, $939, $23,463 $2,912,398, $264,632; 2003-$947, $901, $19,895 $0, $0; 2002-$914, $879, $19,231, $0, $0); Mr. Claypool: (2004-$821, $788, $19,707, $1,756,718, $222,306; 2003-$658, $603, $16,680, $0, $0; 2002-$766, $735, $16,074, $0, $0); Mr. Dawson (2004-$771, $741, $18,515, $274,207, $208,818; 2003-$749, $719, $15,721, $0, $0; 2002-$733, $704, $14,117, $0, $0).

Option Grants in Last Fiscal Year

	Individual Grants(a)				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term(b)
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
David J. McIlquham Chairman, President and CEO	4,586,667	38.3%	$4.39	7/20/14	12,659,201	32,106,669
James B. Hirshorn Executive Vice President & Chief Financial Officer	1,433,567	12.0%	$4.39	7/20/14	3,956,645	10,034,969
Lawrence J. Rogers President International Bedding Group	457,823	3.8%	$4.39	7/20/14	1,263,591	3,204,761
Jeffrey C. Claypool Sr. VP Human Resources	332,911	2.8%	$4.39	7/20/14	918,834	2,330,377
Charles L. Dawson Sr. VP National Accounts	327,266	2.7%	$4.39	7/20/14	903,254	2,290,862

(a)
All stock options described above relate to options to purchase shares of Class A common stock. All grants were issued as "New Options" under the terms described for such under "—Compensation Pursuant to Plans and Other Arrangements," below.

(b)
Potential Realizable Value is based on certain assumed rates of appreciation from the option exercise price since the board of directors determined that the stock's then current value was equal to or less than such option exercise price. These values are not intended to be a forecast of our stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. There can be no assurance that the amounts reflected in this table will be achieved. In accordance with rules promulgated by the SEC, Potential Realizable Value is based upon the exercise price of the options.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End/Option Values

			Number Of Securities Underlying Unexercised Options At FY-End(#)		Value Of Unexercised In-the-money Options At FY-End($)
Name	Shares Acquired On Exercise(#)	Value Realized
			Exercisable	Unexercisable(a)	Exercisable	Unexercisable(b)(c)
David J. McIlquham Chairman, President and CEO	161,394	1,320,534	2,489,639	3,768,511	$5,771,146	0
James B. Hirshorn Executive Vice President & Chief Financial Officer	65,440	820,879	902,602	1,175,522	$1,901,443	0
Lawrence J. Rogers President International Bedding Group	181,411	2,912,398	286,892	376,825	$872,991	0
Jeffrey C. Claypool Sr. VP Human Resources	120,523	1,756,718	161,807	274,049	$436,487	0
Charles L. Dawson Sr. VP National Accounts	30,342	274,207	342,148	266,807	$732,946	0

(a)
Includes options exercisable within 60 days after November 28, 2004.

(b)
Options are in-the-money if the fair market value of the Class A common stock exceeds the exercise price.

(c)
Represents the total gain which would be realized if all in-the-money options beneficially held at November 28, 2004 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the estimated fair market value as of November 28, 2004.

Compensation Pursuant To Plans and Other Arrangements

        Rollover Options and New Options-2004 Stock Option Plan.    All outstanding options, whether or not vested, to purchase our common stock, other than certain options held by members of management that those members elected to rollover (the "Rollover Options"), were canceled and converted into a right to receive cash consideration upon the completion of the Recapitalization. The Rollover Options, which had an aggregate initial intrinsic value of $24.6 million, represent options to purchase shares of our Class A common stock. In July 2004, we granted to these members of management new options to purchase our Class A common stock (the "New Options") in an amount based on a multiple of the value of the member's Rollover Options. The New Options were granted under a stock option plan established after the completion of the Recapitalization that provides for the grant of cash and cashless exercise stock options, stock appreciation rights and/or dividend equivalent rights to management and other key employees on terms and subject to conditions as established by the human resources committee of our board of directors or certain of the committee's designees. Twenty million shares of our Class A common stock are available for grants under the plan. The exercise price for the New Options is the per share transaction value of the common stock in the Recapitalization reduced by the effect of the dividend we paid in July 2004.

        The New Options were granted in part as "time options," which vest and become exercisable ratably on a monthly basis over the first five years following the date of grant, and granted in part as "performance options," which vest and become exercisable over the five fiscal years through fiscal year 2008 upon the achievement of certain EBITDA performance targets, and in any event by the eighth anniversary of the date of grant.

        All Rollover Options and New Options, and any common stock for which such options are exercised, are governed by a management stockholders' agreement and a sale participation agreement, which together provide for the following:

  •
  transfer restrictions until the fifth anniversary of purchase, subject to certain exceptions;

  •
  a right of first refusal for us at any time after the fifth anniversary of purchase and prior to a registered public offering of our common stock meeting certain specified criteria;

  •
  in the event of termination of employment, call and put rights with respect to the Rollover Options and New Options and any common stock for which such options have been exercised;

  •
  "piggyback" registration rights on behalf of the members of management; and

  •
  "tag-along" rights on behalf of the members of management and "drag-along" rights for KKR.

        Executive Put Options.    Concurrent with the Recapitalization, Messrs. Barman, Claypool and Rogers were given options to sell their shares of our stock back to us upon their retirement. The sales price per share is based on a formula which takes into account changes in our equity since the Recapitalization, including, among other things, consolidated net income, additional capital contributions, and capital distributions.

        Executive Employment Agreements.    On January 14, 2005, Mr. McIlquham entered into an amended employment agreement with us as Chief Executive Officer. That agreement has a perpetual two-year term and provides for an annual base salary of $625,000, subject to annual increase by our board of directors plus a performance bonus between zero and one hundred twenty percent of his base salary. In addition, nine of our other employees, including Lawrence J. Rogers, James B. Hirshorn and Charles L. Dawson, have entered into employment agreements that provide, among other things, a perpetual one-year employment term thereafter (two year in the case of Mr. Hirshorn), during which such employees will receive base salary (not less than their current salary) and a performance bonus between zero and seventy percent of their base salary (between zero and eighty percent for Mr. Hirshorn) and substantially the same benefits as they received as of the date of such agreements.

For the fiscal year ending November 28, 2004, the compensation committee of the our Board of Directors determined that the bonuses to be paid pursuant to those employment agreements were to be based 70% on the our achievement of an Adjusted EBITDA target and 30% on our achievement in net debt reduction. Each such target represented an improvement over our prior year performance.

        Deferred Compensation Agreements.    On December 18, 1997, two current employees, including Lawrence J. Rogers, entered into deferred compensation agreements with us pursuant to which such employees elected to defer an aggregate $188,212 of compensation, which was paid out as part of the Recapitalization on April 6, 2004.

        Severance Benefit Plans.    Effective December 1, 1992, we established the Sealy Executive Severance Benefit Plan (the "Executive Severance Plan") for employees in certain salary grades. Benefit eligibility includes, with certain exceptions, termination as a result of a permanent reduction in work force or the closing of a plant or other facility, termination for inadequate job performance, termination of employment by the participant following a reduction in base compensation, reduction in salary grade which would result in the reduction in potential plan benefits or involuntary transfer to another location. Benefits include cash severance payments calculated using various multipliers varying by salary grade, subject to specified minimums and maximums depending on such salary grades. Such cash severance payments are made in equal semi-monthly installments calculated in accordance with the Executive Severance Plan until paid in full. Certain executive-level officers would be entitled to a minimum of one-year's salary and a maximum of two-year's salary under the Executive Severance Plan. However, if a participant becomes employed prior to completion of the payment of benefits, such semi-monthly installments shall be reduced by the participant's base compensation for the corresponding period from the participant's new employer. Participants receiving cash severance payments under the Executive Severance Plan also would receive six months of contributory health and dental coverage and six months of group term life insurance coverage.

        We currently follow the terminal accrual approach to accounting for severance benefits under the Executive Severance Plan and record the estimated cost of these benefits as expense at the date of the event giving rise to payment of the benefits.

        In addition, certain executives and other employees are eligible for benefits under our severance benefit plans and certain other agreements, which provide for cash severance payments equal to their base salary and, in some instances, bonuses (from periods ranging from two weeks to two years) and for the continuation of certain benefits. In July of 2002, our board of directors provided 12 company employees with a waiver of our stock repurchase right and a cashless exercise program (utilizing stock owned for at least six months) for stock acquired under our stock option program, if the employee's employment with us terminates as the result of death, disability or retirement.

        Management Incentive Plan.    We provide performance-based compensation awards to executive officers and key employees for achievement each year as part of a bonus plan. Such compensation awards are a function of individual performance and corporate results. The qualitative and quantitative criteria will be determined from time to time by our board of directors and currently include such factors as EBITDA and net debt level.

        Sealy Corporation 1998 Stock Option Plan.    In order to provide additional financial incentives for certain of our employees, such employees were granted options to purchase additional Class A common stock of Sealy Corporation pursuant to the Sealy Corporation 1998 Stock Option Plan. Such options vested and became fully exercisable upon the Recapitalization. Those options will now expire on April 6, 2014 or provided that if an employee's employment with us is terminated, then the exercise period of all such employee's vested options under the 1998 Stock Option Plan will be reduced to a period ending no later than six months after such employee's termination.

Limitation on Directors' Liability and Indemnification

        Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Under Delaware law, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

  •
  breach of his or her duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which he or she derived an improper personal benefit.

        Our bylaws provide that we:

  •
  are required to indemnify our directors and executive officers to the maximum extent permitted by Delaware law;

  •
  may indemnify our employees and agents as set forth in Delaware General Corporation Law, subject to very limited exceptions;

  •
  are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding; and

  •
  may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding.

        We also maintain directors' and officers' liability insurance to cover our directors, executive officers and some of our employees for liabilities, including liabilities under securities laws. We believe that our certificate of incorporation, bylaws and insurance are necessary to attract and retain qualified persons as directors and executive officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

        At present, we are not aware of any pending litigation or proceeding involving any of our directors or executive officers in which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table provides information regarding the beneficial ownership of our common stock as of May 29, 2005, and as adjusted to reflect the             shares of our common stock offered hereby, by:

  •
  each person who is known by us to beneficially own more than 5% of each class of our common stock;

  •
  our chief executive officer and our four other named executive officers;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. A person is also deemed to be a beneficial owner of any securities that person has a right to acquire within 60 days. The percentage of outstanding shares is based on the 92,494,927 shares of common stock outstanding as of May 29, 2005. Shares subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person.

        Unless otherwise indicated, the address of each person named in the table below is c/o Sealy Mattress Corporation, One Office Parkway, Trinity, North Carolina 27370.

	Beneficial Ownership of Common Stock
				Common Stock Beneficially Owned After this Offering Without Over-Allotment		Common Stock Beneficially Owned After this Offering With Over-Allotment
	Common Stock Beneficially Owned Prior to this Offering		Common Stock Being Sold in this Offering
Name of Beneficial Owner
	Number	%	Number	Number	%	Number	%
5% Stockholders:
KKR Millenium GP LLC(1)	74,706,938	80.6%
Northwestern Mutual Life Insurance Company(2)	5,703,454	6.2%
Directors and Executive Officers:
Steven Barnes(3)	3,260,589	3.7%
Simon E. Brown(1)	74,706,938	80.6%
Brian R. Carroll(1)	74,706,938	80.6%
James W. Johnston	6,844	*
Dean B. Nelson	—	*
Scott M. Stuart(1)	74,706,938	80.6%
Jeffrey C. Claypool(4)	147,430	*
Charles Dawson(4)	326,640	*
James B. Hirshorn(4)	902,572	*
David J. McIlquham(4)	2,687,994	2.8%
Lawrence J. Rogers(4)	300,989	*
All directors and executive officers as a group (16 persons)	84,100,422	85.4%

*
Less than 1%.

(1)
Shares shown as beneficially owned by KKR Millennium GP LLC reflect shares of common stock owned of record by KKR Millennium Fund L.P. KKR Millennium GP LLC is the general partner of KKR Associates

  Millennium L.P., which is the general partner of the KKR Millennium Fund L.P. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Scott Stuart, Edward A. Gilhuly, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jr., Marc Lipschultz, Jacques Garaialde, Michael Calbert and Scott Nuttall, as members of KKR Millennium GP LLC, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Millennium GP LLC, but disclaim such beneficial ownership. Messrs. Simon E. Brown and Brian F. Carroll are directors of Sealy Mattress Corporation and executives of KKR. They disclaim beneficial ownership of any Sealy Mattress Corporation shares beneficially owned by KKR. The address of KKR Millennium GP LLC and each individual listed above is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(2)
The address of The Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(3)
Shares shown as beneficially owned by Mr. Steven Barnes reflect the aggregate number of shares of common stock held, or beneficially held, by Bain Capital Fund V, L.P. ("Fund V"), Bain Capital Partners V ("BCPV"), BCIP Trust Associates, L.P. ("BCIP Trust") and BCIP Associates ("BCIP"). BCPV holds an interest in Sealy Investors 1, LLC, Sealy Investors 2, LLC and Sealy Investors 3, LLC (the "LLCs") and will receive a distribution of shares of our common stock from the LLCs in the future. Mr. Barnes is a Managing Director of Bain Capital Investors V., Inc., the sole general partner of BCPV, and is a limited partner of BCPV, the sole general partner of Fund V. Accordingly, Mr. Barnes may be deemed to beneficially own shares owned by BCPV and Fund V. In addition, Mr. Barnes is a general partner of BCIP and BCIP Trust and, accordingly, may be deemed to beneficially own shares owned by such funds. Mr. Barnes disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of Mr. Barnes is c/o Bain Capital LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(4)
Shares shown as beneficially owned reflect shares of our common stock underlying exercisable stock options held by such individual.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreements

  With Rollover Stockholders

        In connection with the Recapitalization, we entered into a stockholders agreement with KKR and the Rollover Stockholders that governs the terms and conditions upon which the Rollover Stockholders may transfer their shares of common stock, in addition to other shareholding matters.

        Under the stockholders agreement, for the first two years after the Recapitalization, the Rollover Stockholders are restricted from transferring, other than to their respective affiliates or members who agree to become parties to the agreement, their respective shares of our common stock. Furthermore, after such two-year period, for three additional years thereafter, any proposed transfers of our common stock by a Rollover Stockholder (other than those to affiliates or effected pursuant to the "tag-along" or "drag-along" rights discussed below) will be subject to a right of first refusal by KKR. If we sell or issue to KKR or its affiliates shares of common stock, securities convertible into or exchangeable for common stock or options warrants or other rights to acquire common stock, the Rollover Stockholders are allowed to participate on a proportionate basis.

        The stockholders agreement grants to the Rollover Stockholders "tag-along" rights, and to KKR, "drag-along" rights, in each case in connection with transfers by KKR of its shares of our common stock. In connection with such transfers, a Rollover Stockholder may sell concurrently with KKR, upon notice to KKR and on terms no less favorable than those granted to KKR, a certain number of shares calculated based upon the amount of shares proposed to be sold by KKR and the percentage of shares held by such Rollover Stockholder relative to the total number of shares held by the Rollover Stockholders, KKR and other persons entitled to "tag-along" rights in such transfer, collectively. Similarly, in the event KKR decides to transfer more than 50% of its shares to a non-affiliate, the Rollover Stockholders may be required to sell, on the same terms and conditions as KKR, a proportionate number of shares held by them.

        Under the stockholders agreement, the Rollover Stockholders were also granted "piggyback" registration rights in connection with registered resales by KKR of our common stock.

        In addition to the transferability restrictions discussed above, provided the Rollover Stockholders hold at least 5% of our outstanding common stock, for the first two years after the Recapitalization, Bain Capital shall have, pursuant to the stockholders agreement, the right to designate one member of our board of directors. Steven Barnes is Bain Capital's current board designee.

  With Institutional Investors

        In connection with our issuance and sale of PIK notes and common stock to institutional investors on July 16, 2004, we entered into a Stockholders Agreement with KKR and The Northwestern Mutual Life Insurance Company, Teachers Insurance and Annuity Association of America and Sealy Paterson LLC, which we refer to collectively as the "Minority Investors." Under this agreement, the Minority Investors were granted certain "tag-along," and "drag-along" rights with respect to private sales of our shares by KKR. The Minority Investors were also granted "piggyback" registration rights with respect to any proposed public offering of our shares that includes shares held by KKR.

Registration Rights Agreement

        In connection with the Recapitalization, we entered into a registration rights agreement with Sealy Holding LLC, a KKR controlled entity, pursuant to which KKR (through Sealy Holding LLC, and KKR's transferees, to the extent they agree to be bound by the agreement) will have the right to register its shares for sale with the SEC along with us in the event that we register common stock for sale to the public. In addition, the agreement also provides KKR with an unlimited number of demand registration rights at any time upon written request, subject to certain limitations. We are required to pay registration expenses in the event we register shares of common stock for sale to the public and in connection with the first six registrations undertaken pursuant to KKR's demand registration rights. To the extent any other holders of Class A common stock are granted registration rights more favorable than those of KKR under the agreement, the agreement will be deemed automatically amended to provide that KKR is granted similar rights.

Management Stockholder's Agreement

        In connection with the Recapitalization, we allowed certain members of management (each, a "Member") to rollover options granted under its pre-existing stock option plan. Concurrently with the rollover, each Member entered into a management stockholder's agreement and sale participation agreement (discussed below) which together allow for the issuance of new options under our 2004 stock option plan and set forth the restrictions and rights with respect to the transfer and sale of the Members' options and underlying shares. Under the management stockholder's agreement, Members may not, absent a change of control of us, transfer any shares of common stock until five years after the Recapitalization, except for (i) certain transfers permitted upon the death or disability of the Member or upon termination of his or her employment; (ii) sales pursuant to an effective registration statement where the Member has exercised its "piggyback" registration rights granted under the management stockholder's agreement; and (iii) "tag-along" or "drag-along" transfers completed pursuant to the sale participation agreement. In addition to these restrictions, if at any time after the five-year period and prior to a qualified public offering the Member receives a third-party offer to purchase his or her stock, we have a right of refusal to purchase such shares on the same terms and conditions as set forth in the offer. In entering into the management stockholder's agreement, each Member agreed to be bound by certain non-compete provisions during his or her employment and for eighteen months thereafter.

Sale Participation Agreement

        KKR (through Sealy Holding LLC) has entered into a sale participation agreement with each Member of management electing rollover options in connection with the Recapitalization. The sale participation agreement grants to the Member or its estate or trust the right to participate in any sale for cash or other consideration of shares of common stock by KKR occurring prior to the fifth anniversary of the first public offering of our common stock. The Member or its estate or trust will be able to sell the maximum number of shares of common stock owned by such stockholder or which can be acquired under exercisable options that is proportional to the number of shares being sold by KKR in relation to the number of shares it then owns. Similarly, in the event of a proposed sale of common stock by KKR, KKR may require the Member or its estate or trust to sell in such transaction up to the number of shares described above.

Management Services Agreement with KKR

        In connection with the Recapitalization, SMC entered into a management services agreement with KKR pursuant to which KKR provides certain structuring, consulting and management advisory services to us. Pursuant to this agreement, KKR received a transaction fee of $25 million upon the closing of the Recapitalization and will receive an advisory fee of $2 million payable annually, such amount to increase by 5% per year. In fiscal 2004, we paid KKR approximately $1.4 million in advisory fees (exclusive of the $25 million transaction fee). We are required to indemnify KKR and its affiliates, directors, officers and representatives for losses relating to the services contemplated by the management services agreement and the engagement of KKR pursuant to, and the performance by KKR of the services contemplated by, the management services agreement. In connection with this offering, KKR has agreed to terminate the management services agreement for an aggregate consideration of $10.5 million. See "Certain Relationships and Related Party Transactions."

Transactions with Bain Capital and Affiliates

        We previously contributed cash and other assets to Mattress Holdings International LLC ("MHI"), a company which was controlled by our previous largest stockholder, Bain Capital, LLC ("Bain"), in exchange for a non-voting interest. The equity ownership of MHI was transferred from Bain to us in November 2002. In 1999, MHI, indirectly through a Bain controlled holding company, acquired a minority interest in Mattress Holdings Corporation ("MHC"). MHC owns an interest in Mattress Discounters Corporation ("Mattress Discounters"), a domestic mattress retailer.

        In October 2002, Mattress Discounters filed a voluntary joint petition with the U.S. Bankruptcy Court for the District of Maryland for reorganization under Chapter 11 of the U.S. Bankruptcy Code and was operating as a debtor in possession under the Bankruptcy Code. Effective March 14, 2003, Mattress Discounters emerged from bankruptcy. At the time Mattress Discounters filed for bankruptcy protection, we had recorded in our financial statements a $12.5 million participation in Mattress Discounters' banking facility and $16.0 million in trade receivables. As part of the approved bankruptcy settlement, we received a non-controlling minority interest in Mattress Discounters and a $12.9 million secured note, guaranteed by MHC. Other entities affiliated with Bain also received a minority interest in Mattress Discounters. Sealy consummated the sale to MHC of the $12.9 million note and the equity interest that the Company received in the Mattress Discounters bankruptcy, as well as MHI's equity interest in MHC for $13.6 million. As a result of these transactions, we no longer have any direct interest in Mattress Discounters other than trade receivables in the normal course of business. In addition, as a result of the acquisition by KKR on April 6, 2004, Bain relinquished its controlling interest in us and Mattress Discounters ceased to be considered an affiliate of our subsequent to that date. Fiscal year 2004 sales and cost of sales to Mattress Discounters during its period of affiliation with us up to April 6, 2004 are reported in the statement of operations as sales and cost of sales to affiliate. We believe that the terms on which mattresses were supplied to Mattress Discounters while it was an affiliate were not materially different than those that might reasonably be obtained in a comparable transaction on an arm's length basis from a person that is not an affiliate or related party.

        In addition, during the fiscal year ended November 28, 2004, we paid $0.5 million to Bain for management fees.

Transactions with Capstone

        During the three months ended February 27, 2005, we incurred $0.7 million for consulting services provided by Capstone Consulting LLC, the chief executive officer of which is on the Company's board of directors.

DESCRIPTION OF INDEBTEDNESS

Senior Subordinated PIK Notes

        On July 16, 2004, Sealy Corporation issued $75.0 million aggregate principal amount of senior subordinated pay-in-kind (PIK) notes (the "PIK notes") and $47.5 million of common stock to certain institutional investors in transactions exempt from registration under the Securities Act of 1933. The PIK notes accrue interest in-kind at 10% per year, compounded semi-annually and mature on July 15, 2015, following the maturities of substantially all other existing indebtedness of SMC, including its senior secured credit facilities, senior unsecured term loan and senior subordinated notes.

        We may redeem the PIK notes at our option at any time, in whole or in part, at an initial price of 105% of the principal amount thereof plus all accrued interest not previously paid in cash, which price declines to 102.5% after the first anniversary of issue, 101% after the second anniversary of issue and 100% after the third anniversary of issue. At any time prior to the third anniversary of issue, we may also use the proceeds of an equity offering to redeem any or all of the PIK notes at our option at a price of 101% of the principal amount thereof plus all accrued interest not previously paid in cash. In addition, upon a change of control of us and the repayment of SMC's senior secured credit facilities, holders of the PIK notes will be able to require us to repurchase the PIK notes at a price of 101% of the principal amount thereof plus all accrued interest not previously paid in cash. The terms of the PIK notes include covenants and events of default similar to those contained in SMC's 8.25% senior subordinated notes due 2014.

        We intend to use approximately $80.5 million of the proceeds of this offering to redeem the outstanding principal amount of the PIK notes in full and pay accrued interest thereon and a related redemption premium at 1% of the principal amount thereof.

Senior Secured Credit Facilities

        On the closing date of the Recapitalization, SMC and Sealy Canada, Ltd./Ltee (as the Canadian Borrower) entered into new senior secured credit facilities with J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P., as joint lead arrangers and joint bookrunners, and the lenders signatory thereto. JPMorgan Chase Bank, N.A. acts as administrative agent and Goldman Sachs Credit Partners L.P. acts as syndication agent and General Electric Capital Corporation and Royal Bank of Canada act as co-documentation agents. The senior secured credit facilities initially consisted of a $125.0 million senior secured revolving credit facility with a six-year maturity and a $560.0 million senior secured term loan facility with an eight-year maturity. On August 6, 2004 the senior secured credit facilities were amended and restated to refinance the senior secured term loans, reduce the applicable interest rate margin charged under the senior secured term loans and make certain other modifications to the terms of the original credit agreement.

        On April 14, 2005, the senior secured credit facilities were again amended and restated (the "Amended and Restated Agreement"), and now consist of:

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  a $125.0 million senior secured revolving credit facility with a six-year maturity; and

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  a $565.0 million senior secured term loan facility with an eight-year maturity.

        The Amended and Restated Agreement permits SMC to incur up to $100.0 million of additional term loans or revolving credit loans in the future, subject to certain conditions, although none of the lenders under the Amended and Restated Agreement are obligated to make such additional credit available to SMC.

        Since the Recapitalization and through February 27, 2005, we repaid $95.0 million of the original $560.0 million outstanding under our senior secured term loan. The additional $100 million borrowing was used for the repayment of the outstanding senior unsecured term loan. The Amended and Restated Agreement reduced the applicable interest rate margin charged under the senior secured term loan and provided Sealy Mattress Corporation with greater flexibility to make dividend distributions to us and to repay certain subordinated debt, provided that certain leverage ratio tests and other conditions are met. In particular, the Amended and Restated Agreement allows the repayment of up to $125.0 million of subordinated debt and the payment of dividend distributions to us of up to the greater of $50.0 million or 50% of consolidated net income minus certain cash dividends paid by Sealy Mattress Corporation, provided such leverage ratio tests and other conditions are met. The terms and conditions of the senior secured revolving facility were unchanged by the Amended and Restated Agreement.

        Security and guarantees.    SMC's obligations under the Amended and Restated Agreement are unconditionally and irrevocably guaranteed jointly and severally by the SMC's current and future domestic subsidiaries (other than certain non-significant subsidiaries) and by Sealy Mattress Corporation. Sealy Corporation is not a guarantor under the Amended and Restated Agreement.

        SMC's obligations under the Amended and Restated Agreement, and the guarantees of those obligations, are secured by substantially all of SMC's and Sealy Mattress Corporation's assets and substantially all of the assets of each of SMC's current and future domestic subsidiaries, including but not limited to:

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  a first priority pledge of 100% of SMC's capital stock and 100% of the capital stock of each of SMC's current and future domestic subsidiaries; and

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  a first priority security interest in 65% of the capital stock of each direct foreign subsidiary of SMC.

        Interest rates and fees.    Borrowings under the Amended and Restated Agreement bear interest as follows:

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  Revolving credit facility: initially (a) in the case of loans with an interest rate based on the applicable base rate (or ABR), the ABR plus an applicable margin or (b) in the case of loans with an interest rate based on the eurodollar rate, the eurodollar rate plus an applicable margin, and, after completion of one full fiscal quarter after the closing of the Amended and Restated Agreement, such applicable margins will be subject to reduction if we attain certain leverage ratios; and

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  Term loan facility: (a) in the case of loans with an interest rate based on the ABR, the ABR plus an applicable margin or (b) in the case of loans with an interest rate based on the eurodollar rate, the eurodollar rate plus an applicable margin, and such applicable margins are based on certain leverage ratios.

        The Amended and Restated Agreement also provides for the payment to the lenders of a commitment fee on average daily unused commitments under the revolving credit facility at a rate initially equal to 1/2 of 1% per annum. After the completion of one full fiscal quarter after the closing of the Amended and Restated Agreement, such commitment fee will be subject to reduction if we attain certain leverage ratios.

        Scheduled amortization payments and mandatory prepayments.    The term loan facility provides for quarterly amortization payments in an aggregate annual amount equal to 1% of the original principal amount thereof beginning January 6, 2007, with the balance of the facility to be repaid at final maturity.

        In addition, the Amended and Restated Agreement requires us to prepay outstanding term loans (and, after the term loans have been repaid in full, to prepay outstanding revolving credit loans), subject to certain exceptions, with:

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  100% of the net proceeds of certain asset sales or other dispositions by SMC or its subsidiaries;

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  50% of excess cash flow (as defined in the Amended and Restated Agreement), subject to reductions to a lower percentage if we achieve certain performance targets; and

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  100% of the net proceeds of certain debt issuances by SMC or its subsidiaries.

        Voluntary prepayments.    The Amended and Restated Agreement provides for voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the revolving credit facility, without penalty, subject to certain conditions pertaining to minimum notice and payment/ reduction amounts.

        Covenants.    The Amended and Restated Agreement contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the Amended and Restated Agreement include, among other things, limitations (each of which are subject to customary exceptions for financings of this type) on our ability to:

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  declare dividends and make other distributions;

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  redeem and repurchase our capital stock;

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  prepay, redeem and repurchase the notes;

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  make loans and investments (including acquisitions);

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  incur additional indebtedness;

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  grant liens;

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  enter into sale-leaseback transactions;

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  modify the terms of the notes;

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  restrict dividends from our subsidiaries;

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  enter into new lines of business;

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  recapitalize, merge, consolidate or enter into acquisitions;

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  sell our assets; and

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  enter into transactions with our affiliates.

        The Amended and Restated Agreement also contains the following financial covenants:

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  a maximum net leverage ratio;

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  a minimum interest coverage ratio; and

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  a maximum capital expenditure limitation.

        Adjusted EBITDA is used to determine compliance with the total leverage and financial covenant ratios contained in SMC's credit agreement and with other financial covenant ratios contained in the indenture governing SMC's 8.25% senior subordinated notes due 2014. The calculation of Adjusted EBITDA in this prospectus is in accordance with the definitions contained in the credit agreement and the indenture governing SMC's senior subordinated notes.

        Adjusted EBITDA is defined to be:

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  net income (loss) plus interest, taxes, depreciation and amortization; plus

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  extraordinary losses and unusual or non-recurring charges (including severance, relocation costs and one-time compensation charges); non-cash charges (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA (as such term is defined in SMC's credit agreement) to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); losses on asset sales; restructuring charges or reserves (including costs related to closure of facilities); in the case of any period that includes a period ending during the fiscal year ended November 28, 2004, expenses incurred in connection with the recapitalization, the credit agreement and the transactions related thereto, to the extent deducted in determining Consolidated Earnings (as such term is defined in SMC's credit agreement); any expenses or charges incurred in connection with any issuance of debt, equity securities or any refinancing transaction; any fees and expenses related to permitted acquisitions; any deduction for minority interest expense; the amount of management, monitoring, consulting and advisory fees and related expenses paid to KKR and certain historical items specified as "EBITDA Add-Backs" in SMC's credit agreement; less

  •
  extraordinary gains and non-recurring gains; non-cash gains (excluding any such non-cash gain to the extent it represents the reversal of an accrual or reserve for potential cash item in any prior period) and gains on asset sales.

        In addition, under the terms of the credit agreement, Adjusted EBITDA shall be deemed to be $49,900,000, $47,300,000 and $47,500,000, respectively, for the fiscal quarters ended August 31, 2003, November 30, 2003 and February 29, 2004.

        Events of Default.    The Amended and Restated Agreement contains certain customary events of default (subject to grace periods, as appropriate) including among others:

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  nonpayment of principal or interest;

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  breach of the financial, affirmative or negative covenants;

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  material breach of the representations or warranties;

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  cross-default and cross-acceleration to other material indebtedness;

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  bankruptcy or insolvency;

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  material judgments entered against our parent, us or any of our subsidiaries;

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  certain ERISA violations;

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  actual or asserted invalidity of the security documents or guarantees associated with the new senior secured credit facilities; and

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  a change of control (as defined in the new senior secured credit facilities).

Senior Unsecured Term Loan

        In addition to entering into the senior secured credit facilities, on the closing date of the Recapitalization SMC entered into a $100.0 million senior unsecured term loan facility with J.P. Morgan Securities Inc. and Goldman Sachs Credit Partners L.P., as joint lead arrangers and joint bookrunners. SMC used the proceeds of the additional $100.0 million of borrowings under the amended senior secured term loan in April 2005 to repay the senior unsecured term loan in full.

2014 Notes

        SMC issued $390.0 million aggregate principal amount of 8.25% senior subordinated notes due 2014 in connection with the Recapitalization. On September 29, 2004, SMC completed an exchange offer whereby all of the original senior subordinated notes were exchanged for publicly traded, registered securities with identical terms (other than certain terms relating to registration rights and certain interest rate provisions otherwise applicable to the original senior subordinated notes), which we refer to as the 2014 notes. The 2014 notes mature on June 15, 2014 and bear interest at 8.25% per annum payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2004.

        Guarantees.    All payments on the 2014 notes are jointly and severally guaranteed on a senior subordinated unsecured basis by Sealy Mattress Corporation, and all of SMC's existing domestic restricted subsidiaries.

        Redemption.    Prior to June 15, 2009, SMC may redeem the 2014 notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a make-whole premium. SMC may also redeem any of the 2014 notes at any time on or after June 15, 2009, in whole or in part, at specified redemption prices, plus accrued and unpaid interest and special interest, if any, to the date of redemption. In addition, prior to June 15, 2007, SMC may redeem up to 40% of the aggregate principal amount of the 2014 notes at a redemption price equal to 108.25% of the aggregate principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the date of redemption, with the net proceeds of certain equity offerings, provided at least 60% of the aggregate principal amount of the exchange notes remains outstanding immediately after such redemption. Upon a change of control, SMC will be required to make an offer to purchase each holder's 2014 notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

        Covenants.    The indenture governing the 2014 notes contains covenants that, among other things, limit SMC's ability and the ability of its restricted subsidiaries to:

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  incur additional indebtedness;

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  create liens;

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  pay dividends or make other equity distributions;

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  purchase or redeem capital stock;

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  make investments;

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  sell assets or consolidate or merge with or into other companies; and

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  engage in transactions with affiliates.

        Events of Default.    The indenture governing the 2014 notes contains customary events of default, in each case, with customary and appropriate grace periods and thresholds, including, but not limited to:

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  nonpayment of principal or interest;

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  violation of covenants;

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  cross default or cross acceleration;

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  failure to pay final judgments;

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  certain liquidation, insolvency and bankruptcy events; and

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  actual or asserted invalidity of guarantee agreement of any significant subsidiary.

        Upon the occurrence of an event of default under the indenture, the trustee or the holders holding at least 30% in aggregate principal amount of the then outstanding 2014 notes will be able to declare the principal, premium, if any, interest and any other obligations on the then outstanding 2014 notes to be due and payable immediately.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each is anticipated to be in effect upon the closing of this offering. We also refer you to our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorization Capitalization

        Our authorized capital stock as of May 29, 2005 consists of (i)                  shares of Class A common stock, par value $.01 per share, of which 92,649,948 shares are issued and outstanding, and (ii) 50,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding. Immediately following the closing of this offering, there are expected to be                 shares of common stock issued and outstanding (or                 shares of common stock if the underwriters exercise their over allotment option), and no shares of preferred stock outstanding.

  Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share on all matters submitted for action by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

        Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. The senior secured credit facilities and indenture governing the 2014 notes impose restrictions on our ability to declare dividends on our common stock.

        Liquidation Rights.    Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

        Other Matters.    Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the shares of common stock offered in this offering, are fully paid and non assessable.

  Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

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  whether dividends, if any, will be cumulative or non cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Authorized but Unissued Capital Stock

        The Delaware General Corporation Law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the                 , which would apply so long as our common stock were listed on the                , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

        We have opted out of Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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  the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  •
  on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the "interested stockholder."

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock.

Transfer Agent and Registrar

                        is the transfer agent and registrar for our common stock.

Listing

        We propose to list our common stock on the                under the symbol    "                ."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the closing of this offering, we will have outstanding an aggregate of approximately            million shares of common stock. In addition, options to purchase an aggregate of approximately            shares of our common stock will be outstanding as of the closing of this offering. Of these options,             will have vested at or prior to the closing of this offering and approximately            will vest over the next three years. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below.

        The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

  •
  shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rules 144 and 701; and

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  shares subject to the lock-up agreements will be eligible for sale at various time beginning 180 days after the date of this prospectus pursuant to Rules 144 and 701.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, including an affiliate of ours, who has beneficially owned shares of our common stock for at least one year, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

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  1% of the number of shares of common stock then outstanding, as shown by the most recent report or statement by us, which percentage will be approximately             million shares immediately after completion of the offering; and

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  the average weekly trading volume of our common stock on the        during the four calendar weeks preceding (a) the date on which notice of sale is filed on Form 144 with respect to such sale or (b) if no notice of sale is required, the date of the receipt of the order or the date of execution, as applicable.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Rule 701

        Certain of our current employees who acquired their shares in connection with awards pursuant to our 1998 and 2004 stock option plans, which are written compensatory plans, are entitled to rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these stockholders, whether or not they are an affiliate of ours, are permitted to sell the shares subject to Rule 701 without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell their Rule 701 shares without complying with the volume, notice or public information requirements of Rule 144 described above.

Lock-Up Agreements

        We have agreed not to offer or sell, dispose of or hedge any shares of our common stock during the 180-day period following the date of this prospectus, subject to certain exceptions and automatic extension in certain circumstances, without the prior written consent of the representatives of the underwriters, except we may issue, and grant options to purchase, shares of common stock under our employee benefit plans referred to in this prospectus. In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of the issuance provide that the common stock may not be resold prior to the expiration of the 180-day period described above.

        Our directors and officers, the selling stockholders, KKR and certain other institutional investors have agreed that they will not, directly or indirectly, offer or sell, dispose of or hedge any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and automatic extension in certain circumstances, without the prior written consent of the representatives of the underwriters. The representatives of the underwriters may, in their sole discretion, release the shares subject to the lock-up agreements in whole or in part at any time with or without notice.

        The 180-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Registrations on Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable under our 2004 stock option plan. This registration statement is expected to be filed shortly after the date of this prospectus and will be effective upon filing. As a result, after the effective date of this Form S-8 registration statement, shares issued pursuant to our 2004 stock option plan, including upon exercise of stock options, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

        As of            , 2005,                        shares of common stock were reserved pursuant to our 2004 stock option plan for future issuance in connection with the exercise of outstanding options awarded under this plan, and options with respect to                        of these shares had vested. In addition to the vested options as of            , 2005, additional options to purchase approximately                        shares of common stock will vest on or prior to            , 2005.

Registration Rights

        For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see "Certain Relationships and Related Party Transactions."

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock purchased for cash in this offering that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        This summary is not intended to be construed as legal advice. If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

  Dividends

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

  Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

        We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

  Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

  Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

        Sealy Corporation, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Sealy Corporation and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by Sealy Corporation

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        Sealy Corporation and its officers and directors, the selling stockholders, KKR and certain other institutional investors have agreed with the underwriters not to offer or sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to certain exceptions, except with the prior written consent of the representatives. The 180-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among Sealy Corporation and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Sealy Corporation's historical performance, estimates of its business potential and earnings prospects, an assessment of its management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        Sealy Corporation intends to apply to list the common stock on    under the symbol "    ."

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Sealy Corporation's common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on    , in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        At Sealy Corporation's request, the underwriters have reserved up to             shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. Individuals who purchase these shares will be subject to a 25 day lockup period. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. Sealy Corporation has agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

        The underwriters will not execute sales into discretionary accounts without the prior specific written approval of the customer.

        Sealy Corporation estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                  .

        Sealy Corporation and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Sealy Corporation and its affiliates and subsidiaries, for which they have received or will receive customary fees and expenses. An affiliate of J.P. Morgan Securities Inc. acts as joint lead arranger, joint bookrunner and administrative agent under Sealy Corporation's senior secured credit facilities, for which it has received, and will receive, customary fees and expenses. An affiliate of J.P. Morgan Securities Inc. was also a counterparty to an interest rate swap agreement entered into by a subsidiary of Sealy Corporation in June 2004, for which it received customary compensation. Additionally, in April 2004, J.P. Morgan Securities Inc. acted as an initial purchaser in the offering of the 2014 notes, which it purchased at a discount.

LEGAL MATTERS

        The validity of our common stock offered hereby and other legal matters will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP and Latham & Watkins LLP, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in the KKR Millennium GP LLC, in less than 1% of Sealy Corporation's common stock.

EXPERTS

        The consolidated financial statements as of and for the year ended November 28, 2004 included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements as of November 30, 2003 and for each of the two years in the period ended November 30, 2003 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by PricewaterhouseCoopersLLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered in this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included copies of these documents as exhibits to our registration statement.

        You may review a copy of the registration statement, including exhibits to the registration statement, without charge, and may obtain copies at prescribed rates, at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov.

        Upon the completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the address set forth above. We also intend to provide our stockholders with annual reports containing financial information statements audited by our independent auditors and to make our public filings available free of charge at our Internet website, located at http://www.sealy.com. The information and content on our website are not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
   Sealy Corporation:

        We have audited the accompanying consolidated balance sheet of Sealy Corporation and subsidiaries (the "Company") as of November 28, 2004, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year ended November 28, 2004. Our audit also included the financial statement schedules listed in the accompanying index. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. The financial statements of the Company for the years ended November 30, 2003 and December 1, 2002 were audited by other auditors whose report, dated February 10, 2004, on those statements included an explanatory paragraph that described the adoption of the provisions of Statement of Financial Accounting Standards No. 142 effective the beginning of the year ended December 1, 2002.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sealy Corporation and subsidiaries as of November 28, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
March 15, 2005, except for Note 2 as to which the date is June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
   Stockholders of Sealy Corporation:

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sealy Corporation and its subsidiaries (the "Company") at November 30, 2003 and the results of their operations and their cash flows for each of the two years in the period ended November 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement Schedule II—Consolidated Valuation and Qualifying Accounts listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 6 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142 effective the beginning of the year ended December 1, 2002.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
February 10, 2004

SEALY CORPORATION

Consolidated Balance Sheets

(in thousands, except share amounts)

	November 28, 2004	November 30, 2003
ASSETS
Current assets:
Cash and cash equivalents	$22,779	$101,100
Accounts receivable—Non-affiliates (net of allowance for doubtful accounts, discounts and returns, 2004—$14,776; 2003—$23,007)	172,829	160,984
Accounts receivable—Affiliates (net of allowance for doubtful accounts, discounts and returns, 2004—$0; 2003—$22) (Note 19)	—	1,758
Inventories	51,923	49,413
Assets held for sale	8,983	—
Prepaid expenses and other current assets	18,713	22,898
Deferred income taxes (Note 12)	24,792	20,506

	300,019	356,659

Property, plant and equipment—at cost:
Land	11,887	13,770
Buildings and improvements	86,125	91,985
Machinery and equipment	203,678	187,587
Construction in progress	8,229	6,376

	309,919	299,718
Less accumulated depreciation	145,740	128,893

	164,179	170,825

Other assets:
Goodwill (Note 6)	387,508	381,891
Other intangibles—net of accumulated amortization (2004—$4,658; 2003—$3,181) (Note 6)	4,555	5,364
Long-term notes receivable (Note 19)	—	13,323
Debt issuance costs, net, and other assets	42,242	31,004

	434,305	431,582

Total Assets	$898,503	$959,066

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Consolidated Balance Sheets

(in thousands, except per share amounts)

	November 28, 2004	November 30, 2003
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Current portion-long-term obligations (Note 7)	$8,542	$47,623
Accounts payable	96,566	85,478
Accrued expenses:
Customer incentives and advertising	35,829	35,546
Compensation	37,142	27,583
Interest	27,366	23,565
Other	49,759	44,839

	255,204	264,634

Long-term obligations, net of current portion (Note 7)	1,043,587	699,630
Other noncurrent liabilities	45,774	48,851
Deferred income taxes (Note 12)	10,707	22,113
Commitments and contingencies (Note 16)	—	—
Stock:
Preferred stock, $0.01 par value; Authorized (2004—50,000 shares; 2003—100,000 shares); Issued, none	—	—
Class L common stock, $0.0029 par value; Authorized (2004—none; 2003—20,954 shares); Issued (2004—none; 2003—5,389); Aggregate liquidation preference (2003—$110,202)	—	15
Class M common stock, $0. 0029 par value; Authorized (2004—none; 2003—6,985 shares); Issued (2004—none; 2003—5,630); Aggregate liquidation preference (2003—$115,138)	—	16
Class A common stock, par value (2004—$0.01; 2003—$0.0029); Authorized (2004—150,000 shares; 2003—2,095,440 shares); Issued (2004—92,487; 2003—53,242)	925	153
Class B common stock, $0.0029 par value; Authorized (2004—none; 2003—698,480 shares; Issued (2004—none; 2003—49,034)	—	140
Additional paid-in capital	386,453	146,240
Accumulated deficit	(849,942)	(201,497)
Accumulated other comprehensive income (loss)	5,795	(8,165)
Common stock held in treasury, at cost	—	(13,064)

	(456,769)	(76,162)

Total Liabilities and Stockholders' Deficit	$898,503	$959,066

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Consolidated Statements Of Operations

(in thousands)

	Year Ended
	November 28, 2004	November 30, 2003	December 1, 2002
Net sales—Non-affiliates	$1,306,990	$1,157,887	$1,045,639
Net sales—Affiliates (Note 19)	7,030	31,973	143,529

Total net sales	1,314,020	1,189,860	1,189,168

Cost and expenses:
Cost of goods sold—Non-affiliates	736,074	676,414	601,879
Cost of goods sold—Affiliates (Note 19)	4,035	18,693	77,784

Total cost of goods sold	740,109	695,107	679,663

Gross Profit	573,911	494,753	509,505
Selling, general and administrative (including provisions for bad debts $3,149, $5,047 and $31,252, respectively)	430,883	398,400	411,236
Recapitalization expense (Note 3)	133,134	—	—
Plant/Business closing and restructuring charges (Notes 15 and 18)	624	1,825	8,581
Amortization of intangibles	1,208	1,103	1,063
Royalty income, net of royalty expense	(14,171)	(12,472)	(11,155)

Income from operations	22,233	105,897	99,780
Interest expense	72,731	68,525	72,571
Other (income) expense, net (Note 11)	(861)	907	3,058

Income (loss) before income taxes	(49,637)	36,465	24,151
Income tax expense (benefit) (Note 12)	(9,570)	18,196	7,232

Net income (loss)	(40,067)	18,269	16,919
Liquidation preference for common L & M shares (Note 20)	7,841	20,458	18,598

Net income (loss) available to common shareholders	$(47,908)	$(2,189)	$(1,679)

Earnings (loss) per common share—Basic:
Net earnings (loss)—Basic	(0.40)	0.17	0.16
Liquidation preference for common L & M shares	(0.08)	(0.19)	(0.17)

Net earnings (loss) available to common shareholders—Basic	$(0.48)	$(0.02)	$(0.01)

Earnings (loss) per common share—Diluted:
Net earnings (loss)—Diluted	(0.40)	0.17	0.16
Liquidation preference for common L & M shares	(0.08)	(0.19)	(0.17)

Net earnings (loss) available to common shareholders—Diluted	$(0.48)	$(0.02)	(0.01)

Weighted average number of common shares outstanding:
Basic	99,145	108,686	107,963
Diluted	99,145	108,686	107,963

See accompanying notes to consolidated financial statements.

SEALY CORPORATION
Consolidated Statements of Stockholders' Deficit
(in thousands, except per share amounts)

													Accumulated Other Comp- rehensive Income (Loss)
		Class L		Class M		Class A		Class B
										Additional Paid-in Capital	Accumulated Deficit	Treasury Stock
	Comprehensive Income (Loss)	Common Shares	Stock Amount	Common Shares	Stock Amount	Common Shares	Stock Amount	Common Shares	Stock Amount					Total
Balance at December 2, 2001	$—	5,581	$16	5,410	$15	52,952	$151	47,085	$135	$145,712	$(236,685)	$(12,263)	$(29,987)	$(132,906)
Net income	16,919	—	—	—	—	—	—	—	—	—	16,919	—	—	16,919
Foreign currency translation adjustment	(4,370)	—	—	—	—	—	—	—	—	—	—	—	(4,370)	(4,370)
Change in fair value of cash flow hedges prior to dedesignation	2,963	—	—	—	—	—	—	—	—	—	—	—	2,963	2,963
Amortization of dedesignated cash flow hedge	2,023	—	—	—	—	—	—	—	—	—	—	—	2,023	2,023
Exercise of stock options	—	28	—	—	—	1,456	4	—	—	428	—	—	—	432
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	(801)	—	(801)
Cancellation and issuance of common stock associated with the purchase of Malachi Mattress America, Inc.	—	(220)	(1)	220	1	(1,949)	(5)	1,949	5	—	—	—	—	—

Balance at December 1, 2002	$17,535	5,389	$15	5,630	$16	52,459	$150	49,034	$140	$146,140	$(219,766)	$(13,064)	$(29,371)	$(115,740)

Net income	18,269	—	—	—	—	—	—	—	—	—	18,269	—	—	18,269
Foreign currency translation adjustment	17,616	—	—	—	—	—	—	—	—	—	—	—	17,616	17,616
Excess of additional pension liability over unrecognized prior service cost	(1,711)	—	—	—	—	—	—	—	—	—	—	—	(1,711)	(1,711)
Amortization of dedesignated cash flow hedge	3,291	—	—	—	—	—	—	—	—	—	—	—	3,291	3,291
Write-off of dedesignated cash flow hedge	2,010	—	—	—	—	—	—	—	—	—	—	—	2,010	2,010
Exercise of stock options	—	—	—	—	—	856	3	—	—	100	—	—	—	103

Balance at November 30, 2003	$39,475	5,389	$15	5,630	$16	53,315	$153	49,034	$140	$146,240	$(201,497)	$(13,064)	$(8,165)	$(76,162)

Net loss	(40,067)	—	—	—	—	—	—	—	—	—	(40,067)	—	—	(40,067)
Foreign currency translation adjustment	11,388	—	—	—	—	—	—	—	—	—	—	—	11,388	11,388
Excess of additional pension liability over unrecognized prior service cost	(140)	—	—	—	—	—	—	—	—	—	—	—	(140)	(140)
Amortization of dedesignated cash flow hedge	595	—	—	—	—	—	—	—	—	—	—	—	595	595
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	(508)	—	(508)
Change in fair value of cash flow hedge	(626)	—	—	—	—	—	—	—	—	—	—	—	(626)	(626)
Exercise of stock options	—	—	—	—	—	3,981	2	—	—	570	—	—	—	572
Effects of recapitalization:
Treasury stock repurchase, including direct costs, and cancellation of old L, M, A & B shares	—	(5,389)	(15)	(5,630)	(16)	(57,296)	(131)	(49,034)	(140)	(153,038)	(608,378)	13,572	—	(748,146)
Issuance of new Class A common stock	—	—	—	—	—	95,285	929	—	—	435,121	—	—	—	436,050
Stock compensation related to rollover of options	—	—	—	—	—	—	—	—	—	24,571	—	—	—	24,571
Write-off of dedesignated cash flow hedge	2,743	—	—	—	—	—	—	—	—	—	—	—	2,743	2,743
Issuance of officers' equity put option	—	—	—	—	—	—	—	—	—	(2,496)	—	—	—	(2,496)
Cancellation of former officer's equity put option	—	—	—	—	—	—	—	—	—	6,699	—	—	—	6,699
Issuance of common stock, net of direct costs	—	—	—	—	—	10,852	109	—	—	47,252	—	—	—	47,361
Treasury stock repurchase and cancellation	—	—	—	—	—	(13,650)	(137)	—	—	(68,113)	—	—	—	(68,250)
Dividend paid	—	—	—	—	—	—	—	—	—	(50,353)	—	—	—	(50,353)

Balance at November 28, 2004	$(26,107)	—	$—	—	$—	92,487	$925	—	$—	$386,453	$(849,942)	$—	$5,795	$(456,769)

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Consolidated Statements Of Cash Flows

(in thousands)

	Year Ended
	November 28, 2004	November 30, 2003	December 1, 2002
Cash flows from operating activities:
Net income (loss)	$(40,067)	$18,269	$16,919
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	25,367	24,902	22,433
Equity in net loss of investee	—	—	5,576
Business closure charge	—	—	5,802
Impairment charges	—	1,825	2,442
Deferred income taxes	(17,253)	(718)	(2,139)
Non-cash interest expense:
Discount (premium) on Senior Subordinated Notes, net	(227)	15	12,406
Senior Subordinated PIK Notes	2,792	—	—
Junior Subordinated Note	—	4,742	5,208
Amortization of debt issuance costs and other	3,387	4,814	4,518
Non-cash charges associated with recapitalization:
Stock based compensation	24,571	—	—
Write off of deferred debt charges	14,377	—	—
Other	3,279	—	—
Other, net	2,227	(3,134)	(3,942)
Changes in operating assets and liabilities:
Accounts receivable	(10,087)	5,753	12,615
Inventories	(2,510)	4,020	5,915
Prepaid expenses and other current assets	594	(2,332)	(2,178)
Accounts payable	11,088	16,388	(5,494)
Accrued expenses	19,719	7,761	13,635
Other	6,207	4,757	6,536

Net cash provided by operating activities	43,464	87,062	100,252

Cash flows from investing activities:
Purchase of property, plant and equipment	(22,773)	(13,291)	(16,848)
Note receivable from prior affiliate	—	—	(3,272)
Cash received from (paid on) affiliate notes and investments	13,573	13,611	(12,500)
Purchase of businesses, net of cash acquired	—	—	(6,829)
Proceeds from sale of property, plant and equipment	1,768	257	—

Net cash provided by (used in) investing activities	(7,432)	577	(39,449)

Cash flows from financing activities:
Cash flows associated with financing of the recapitalization (Note 3):
Proceeds from issuance of common stock	436,050	—	—
Treasury stock repurchase	(748,146)	—	—
Proceeds from issuance of new long-term obligations	1,050,000	—	—
Repayment of existing long-term debt	(737,128)	—	—
Debt issuance costs	(36,403)	—	—
Repayments of long-term obligations	(90,000)	—	—
Issuance of public notes	—	51,500	—
Repayments of long-term obligations	—	(62,237)	(42,491)
Issuance of Senior Subordinated PIK Notes	75,000
Proceeds from the issuance of common stock	47,361	103	432
Net borrowings on revolving credit facilities	5,000	—	—
Treasury stock repurchase, including direct expenses	(68,250)	—	(801)
Dividends paid	(50,353)	—	—
Other	848	(4,021)	(2,225)

Net cash used in financing activities	(116,021)	(14,655)	(45,085)

Effect of exchange rate changes on cash	1,668	673	(285)

Change in cash and cash equivalents	(78,321)	73,657	15,433
Cash and cash equivalents:
Beginning of period	101,100	27,443	12,010

End of period	$22,779	$101,100	$27,443

Supplemental disclosures:
Taxes paid (net of tax refunds $2,292, $512 and $18,403 in fiscal 2004, 2003 and 2002, respectively)	$6,440	$22,382	$1,465
Interest paid	$62,635	$50,211	$51,632

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Notes To Consolidated Financial Statements

Note 1:    Significant Accounting Policies

        Significant accounting policies used in the preparation of the consolidated financial statements are summarized below.

  Business

        Sealy Corporation and subsidiaries (the "Company") is engaged in the consumer products business and manufactures, distributes and sells conventional bedding products including mattresses and box springs, as well as a limited number of foam latex mattress products. The Company's products are manufactured in a number of countries in North and South America and Europe. Substantially all of the Company's trade accounts receivable are from retail businesses.

  Basis of Presentation

        On April 6, 2004, the Company completed a merger with affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR") whereby KKR acquired 92% of the Company's capital stock. Certain of the Company's previous stockholders, including affiliates of Bain Capital, LLC and others, retained an 8% interest in the Company's stock. The merger was accounted for as a recapitalization. See Note 3 for further details on the recapitalization. Subsequent to the recapitalization, the Company contributed all of its 100% interest in Sealy Mattress Company to a newly formed subsidiary holding company, Sealy Mattress Corporation, which also replaced the Company as the parent-guarantor of the 8.25% Senior Subordinated Notes due 2014 issued by Sealy Mattress Company.

        All stock share amounts presented in the consolidated financial statements and in the notes thereto have been restated to reflect a 3.49 to one stock split which occurred in 2004.

  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary companies. Intercompany transactions are eliminated. The equity method of accounting is used for joint ventures and investments in associated companies over which the Company has significant influence, but does not have effective control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The cost method of accounting is used for investments in which the Company has less than a 20% ownership interest, and the Company does not have the ability to exercise significant influence. These investments are carried at cost and are adjusted only for other-than-temporary declines in fair value. The carrying value of these investments is reported in other long-term assets. The Company's equity in the net income and losses of these investments is reported in other (income) expense, net. See Note 11, "Other (Income) Expense, net." The Company also periodically assesses whether it has any primary beneficial interests in any variable interest entity ("VIE") which would require consolidation of such entity in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." At November 28, 2004, the Company does not believe it is a primary beneficiary of a VIE or holds any significant interests or involvement in a VIE.

  Fiscal Year

        The Company uses a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2004, November 30, 2003 and December 1, 2002 were 52-week years.

  Recently Issued Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46-R", as revised December 2003 with respect to effective dates). The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The Company adopted FIN 46-R in its second fiscal quarter of 2004, however the Company does not believe it is a primary beneficiary of a VIE or holds any significant interests or involvement in a VIE, therefore adoption of FIN 46-R did not have an impact on the Company's consolidated financial statements.

        In December 2003, The FASB issued FAS 132 (Revised), "Employers' Disclosure about Pensions and Other Postretirement Benefits" ("FAS 132R"). A revision of the pronouncement originally issued in 1998, FAS 132R expands employers' disclosure requirements for pension and postretirement benefits to enhance information about plan assets, obligations, benefit payments, contributions, and net benefit cost. FAS 132R does not change the accounting requirements for pensions and other postretirement benefits. This statement is effective for fiscal years ending after December 15, 2003, with interim-period disclosure requirements effective for interim periods beginning after December 15, 2003. Accordingly, the Company implemented FAS 132R beginning with its second fiscal quarter of 2004. The adoption of this statement did not have an impact on the Company's financial position or results of operations.

        In November of 2004, the FASB issued SFAS 151, "Inventory Costs, an amendment of ARB No. 43 Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company will adopt this statement as of the beginning of fiscal 2006, and does not expect it to have a material impact on our financial position or results of operations.

        In December 2004, the FASB issued FAS 123 (Revised), "Share-Based Payment" ("FAS 123R") which replaces FAS 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). This statement requires compensation costs relating to share-based payment transactions to be recognized in financial statements based upon the fair value of the award. FAS 123R eliminates the option to account for the cost of stock-based compensation using the intrinsic value method as allowed under APB 25. The Company expects to adopt FAS 123R as of the beginning of its fiscal year ending November 26, 2006. The Company currently measures compensation costs related to its share-based awards under APB 25, as allowed by FAS 123, and provides pro forma disclosure in the notes to the financial statements of the effects of accounting for share-based payments under FAS 123, as required by that standard (see Note 1). As the intrinsic value method of APB 25 has rarely resulted in the recognition of expense in the Company's financial statements, the Company expects the adoption of FAS 123R to have an impact on its results of operations. The Company is still in the process of evaluating the extent of such impact.

  Revenue Recognition

        The Company recognizes revenue, when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed and determinable; and collectibility is reasonably assured. The recognition criteria are met when title and risk of loss have transferred from the Company to the buyer, which is upon delivery to the customer sites or as determined by legal requirements in foreign jurisdictions. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns and cash discounts. The Company also records reductions to revenue for customer incentive programs offered including volume discounts, promotional allowances, slotting fees and supply agreement amortization, in accordance with Emerging Issues Task Force Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product" ("EITF 01-09"). Accordingly, $64.1 million, $50.3 million, and $51.5 million was recorded as a reduction of revenue for the years ended November 28, 2004, November 30, 2003, and December 1, 2002, respectively, associated with EITF 01-09.

  Product Delivery Costs

        The Company incurred $68.9 million, $61.9 million and $58.4 million in shipping and handling costs associated with the delivery of finished mattress products to its customers in fiscal 2004, 2003 and 2002, respectively. These costs are included in selling, general and administrative expenses in the consolidated statement of operations.

  Concentrations of Credit and Other Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, foreign currency forward contracts and interest rate swap arrangements. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution.

        The Company's accounts receivable arise from sales to numerous customers in a variety of markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company's customers include furniture stores, national mass merchandisers, specialty sleep shops, department stores, contract customers and other stores. The top five customers accounted for approximately 20.2%, 18.1% and 22.0% of the Company's net sales for the years ended November 28, 2004, November 30, 2003 and December 1, 2002, respectively, and no single customer accounted for over 10.0% of the Company's net sales in any of those years. The Company performs ongoing credit evaluations of its customers' financial conditions and maintains reserves for potential credit losses. Such losses, in the aggregate, have not materially exceeded management's expectations, except in 2002 with respect to affiliate receivables.

        The counterparties to the Company's foreign currency and interest rate swap agreements are major financial institutions. The Company has never experienced non-performance by any of its counterparties.

        The Company is dependent upon a single supplier for certain key structural components of its new UniCased Posturepedic line of mattresses. Such components are purchased under a four-year supply agreement, and are manufactured in accordance with a proprietary design exclusive to the supplier. The Company has incorporated the UniCased method of construction into substantially all of its Sealy brand products, and has also incorporated the similar TripLCased construction into some of the Stearns & Foster branded products as well. The Company purchases its other raw materials and certain components from a variety of vendors. The Company purchases approximately 54% of its Sealy and Stearns & Foster box spring parts from a single third-party source and manufactures the remainder of these parts. In order to reduce the risks of dependence on external supply sources and to enhance profitability, the Company has expanded its own internal component parts manufacturing capacity.

        Approximately 70% of the employees at the Company's 25 North American plants are represented by various labor unions with separate collective bargaining agreements. The Company's current collective bargaining agreements, which are typically three years in length, expire at various times beginning in fiscal 2005 through 2007. Of the employees covered by collective bargaining agreements, approximately 29% are under contracts expiring in fiscal 2005.

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosures on contingent assets and liabilities at year end and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

  Reclassification

        Certain reclassifications have been made to the prior periods to conform to the 2004 presentation.

  Foreign Currency

        Subsidiaries located outside the U.S. use the local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to a separate component of shareholders' deficit (accumulated other comprehensive income (loss)) and are not tax-effected since they relate to investments which are permanent in nature. At November 28, 2004 and November 30, 2003, accumulated foreign currency translation adjustments were $10.5 million and $(0.9) million, respectively. Foreign currency transaction gains and losses are recognized in earnings at the time they occur. The Company recorded foreign currency transaction losses of $1.6 million, $0.9 million and $1.4 million in fiscal 2004, 2003, and 2002 respectively.

  Cash and Cash Equivalents

        For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity at the time of purchase of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

  Checks Issued In Excess of Funds on Deposit

        The amounts of checks issued in excess of funds on deposit are reclassified to the appropriate liability accounts which had been relieved at the time the checks were drawn. Accordingly, accounts payable and accrued compensation expenses include reclassifications of outstanding checks in the amounts of $9.9 million and $1.5 million at November 28, 2004, and $4.6 million and $1.9 million at November 30, 2003, respectively.

  Inventory

        The cost of inventories is determined by the "first-in, first-out" (FIFO) method, which approximates current cost. The cost of inventories includes raw materials, direct labor and manufacturing overhead costs. The Company provides inventory reserves for excess, obsolete or slow moving inventory based on changes in customer demand, technology developments or other economic factors.

  Supply Agreements

        The Company from time to time enters into long-term supply agreements with its customers. Any initial cash outlay by the Company is capitalized and amortized as a reduction of sales over the life of the contract and is ratably recoverable upon contract termination. Such capitalized amounts are included in "Prepaid expenses and other current assets" and "Debt issuance costs, net, and other assets" in the Company's balance sheet.

  Property, Plant and Equipment

        Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is provided based on historical cost and estimated useful lives ranging from approximately twenty to forty years for buildings and building improvements and five to fifteen years for machinery and equipment. The Company generally uses the straight-line method for calculating the provision for depreciation. The Company reviews property, plant & equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets in accordance with FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Such assets which meet the criteria of FAS 144 to be reported as "assets held for sale" are shown as such in the accompanying balance sheets, and consist of land and buildings at the Company's closed manufacturing facilities which are being actively marketed for sales and which the Company expects to sell within one year.

  Deferred Debt Costs

        The Company capitalizes costs associated with the issuance of debt and amortizes them as additional interest expense over the lives of the debt. Upon the prepayment of the related debt, the Company will accelerate the recognition of an appropriate amount of the costs as interest expense. Additional interest expense arising from such prepayments was $1.2 million in 2004. The Company has the following amounts recorded in Debt issuance costs, net, and other assets:

	November 28, 2004	November 30, 2003
	(in millions)
Gross cost	$37.6	$38.5
Accumulated amortization	(4.3)	(22.3)

Net deferred debt issuance costs	$33.3	$16.2

  Earnings Per Common Share

        Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (see Note 20).

  Royalty Income

        The Company recognizes royalty income based on sales of Sealy, Stearns and Foster, and Bassett branded product by various licensees. The Company recognized gross royalty income of $15.6 million, $13.7 million, and $12.2 million in fiscal 2004, 2003 and 2002, respectively. The Company also pays royalties to other entities for the use of their names on product produced by the Company. The Company recognized royalty expense of $1.4 million, $1.2 million and $1.0 million in fiscal 2004, 2003 and 2002, respectively.

  Income Taxes

        Income taxes are accounted for under the asset and liability method in accordance with SFAS 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized. See Note 12 for disclosure of amounts related to deferred taxes and associated valuation allowances.

  Advertising Costs

        The Company expenses all advertising costs as incurred. Advertising expenses, including cooperative advertising, for the years ended November 28, 2004, November 30, 2003 and December 1, 2002 amounted to $142.3 million, $135.2 million and $146.3 million, respectively.

  Warranties

        The Company's warranty policy provides a 10-year non-prorated warranty service period on all currently manufactured Sealy Posturepedic, Stearns & Foster and Bassett bedding products and some other Sealy-branded products. The Company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. The changes in the Company's accrued warranty obligations for the years ended November 28, 2004 and November 30, 2003 are as follows:

	2004	2003
	(in thousands)
Accrued warranty obligations at beginning of year	$9,135	$9,538
Warranty claims	(14,607)	(11,427)
Warranty provision	19,329	11,024

Accrued warranty obligations at end of year	$13,857	$9,135

  Research and Development

        Product development costs are charged to operations during the period incurred and are not considered material.

  Environmental Costs

        Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate, in accordance with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities". Expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

  Stock Options

        As permitted by FAS No. 123, "Accounting for Stock-Based Compensation", the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and makes no charges (except to the extent required by APB Opinion No. 25) against earnings with respect to options granted. See Note 4 regarding certain one-time stock-based compensation expenses recognized under APB Opinion No. 25 in connection with the Company's merger and recapitalization. FAS No. 123 does however require the disclosure of pro forma information regarding net income and earnings per share determined as if the Company had accounted for its stock options under the fair value method. Disclosure related to pro forma earnings under FAS No. 123 is presented below.

  Pro Forma Earnings Disclosure in Accordance with SFAS No. 148

        For purposes of this pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company typically issues options with exercise prices at or above the estimated fair value of the stock and therefore recognizes no expense associated with new grants. Stock option expense of $45.5 million was included in recapitalization expense (see Note 3). See Note 4 for a discussion of the provisions of the Company's stock option plans and information regarding options outstanding.

		2004	2003	2002
		(in thousands)
Net income (loss)	As reported	$(40,067)	$18,269	$16,919
Add: Stock-based employee compensation expense included in reported net income (loss) net of related tax effects		27,337	787	463
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards net of related taxes.		(27,454)	(958)	(1,058)

	Pro forma	$(40,184)	$18,098	$16,324
Net earnings (loss) per share — diluted:	As reported	(0.40)	0.17	0.16
	Pro forma	(0.41)	0.17	0.15

        The fair value for all options granted were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: the expected life for all options is seven years; the expected dividend yield for all stock is zero percent and the expected volatility of all stock is zero percent. The fair market value of the Company's stock is determined based on estimates by the Company's Board of Directors.

        The risk free interest rates utilized for the grants are as follows:

Option Grant Date	Risk Free Interest Rate
Fiscal 2002	4.07%–5.22%
Fiscal 2003	3.72%–4.36%
Fiscal 2004	4.00%–5.25%

        The weighted average fair value of grants issued in 2004 was $1.13 per share.

Note 2:    Subsequent Events

        In the second quarter of fiscal 2005, the Company adopted the Dividend Reinvestment Plan ("DRP"). Under the DRP, the Company plans to repatriate $50 million pursuant to Section 965 of the 1986 Internal Revenue Code, as amended. The estimated income tax liability associated with the repatriation is $7.2 million. In the second quarter of fiscal 2005, the Company repatriated $25.1 million, net of $1.3 million withholding taxes.

        On April 14, 2005, SMC amended its senior secured credit facility. In connection with the amendment, amounts outstanding under the senior secured term loan were increased to $565 million. The additional $100 million of borrowings was used to repay amounts outstanding under SMC's senior unsecured term loan. In addition, the amendment reduced the applicable interest rate margin on the senior secured term loan by 25 basis points. As a result of the amendment, the Company recognized a pre-tax charge of approximately $6.2 million in its 2005 fiscal second quarter related to the write off of certain deferred financing costs, prepayment premiums on the senior unsecured term loan, and other fees and expenses related to the refinancing.

        Subsequent to November 28, 2004, the Company has repaid $35 million of its senior secured term loan.

Note 3:    Merger and Recapitalization

        On April 6, 2004, the Company completed a merger with affiliates of KKR whereby KKR acquired approximately 92% of the Company's capital stock. Certain of the Company's stockholders prior to the merger, including affiliates of Bain Capital, LLC and others (the "Rollover Stockholders"), retained approximately an 8% interest in the Company's stock. In connection with the merger, the Company recapitalized substantially all of its outstanding debt. The following table summarizes the estimated sources and uses of cash in connection with the recapitalization as if all amounts were funded as of the date of the recapitalization:

Sources		Uses
	(in millions)		(in millions)
Available cash	$128.8	Purchase outstanding equity	$740.5
Settlement of MFI note	13.6	Repayment of existing debt and
Senior secured term loan facility	560.0	accrued interest	751.1
Senior unsecured term loan	100.0	Redemption of existing stock
Senior subordinated notes	390.0	options	21.0
Equity contribution	436.1	Fees, expenses and other
		transaction costs	115.9

Total sources	$1,628.5	Total uses	$1,628.5

        The Company's capital stock outstanding immediately prior to the merger, except with respect to those shares to be retained by the Rollover Stockholders, was cancelled and exchanged for aggregate cash consideration of approximately $740.5 million. The Company issued new Class A Common Stock to KKR and the Rollover Stockholders retained their Class A Common Stock in proportion to their respective ownership interests. All outstanding amounts under the existing Senior Credit Agreement were repaid. On April 6, 2004, the Company closed tender offers with respect to the outstanding $300 million aggregate principal amount of the 9.875% Senior Subordinated Notes and the outstanding $128 million aggregate principal amount of 10.875% Senior Subordinated Discount Notes for cash in amounts equal to 103.542% and 103.875% of the principal amounts, respectively. Approximately 91% and 99% of the 9.875% Senior Subordinated Notes and 10.875% Senior Subordinated Discount Notes

were tendered, respectively, and the remaining amount was called and paid by the Company on May 6, 2004 for approximately $31.2 million including approximately $1.1 million of accrued interest and prepayment premiums of approximately $1.0 million. The Company also repaid the $50 million outstanding balance of its existing 10% Junior Subordinated Notes.

        The Company entered into new senior credit facilities consisting of a $125 million senior secured revolving credit facility with a six-year maturity and a $560 million senior secured term loan facility with an eight-year maturity. In addition, the Company borrowed $100 million under a senior unsecured term loan due in nine years. The Company also issued $390 million aggregate principal amount of new Senior Subordinated Notes due in 2014. See Note 7 for a full description of the terms and conditions of the aforementioned debt incurred in the recapitalization. The Company incurred approximately $36.4 million of costs associated with establishing the new senior credit facilities and the senior unsecured term loan and the issuance of the new Senior Subordinated Notes. Such costs are included in the above total amount for estimated fees, expenses and other costs and will be amortized as interest expense over the term of the respective debt.

        All stock options to purchase Sealy Corporation's common stock outstanding immediately prior to the merger, whether or not vested, other than certain options held by members of management that those members elected to rollover (the "Rollover Options") were cancelled and converted into a right to receive cash consideration upon the completion of the merger. Accordingly, the Company paid approximately $21.0 million to settle the options which were not rolled over, resulting in a charge to expense during the year ended November 28, 2004. The Rollover Options, which had intrinsic value of approximately $24.6 million upon the completion of the merger, now have an expiration date which was extended beyond that of the previously existing options, resulting in a new measurement date. Consequently, a non-cash charge to expense of $24.6 million was recorded during the year ended November 28, 2004.

        The Company incurred approximately $78.2 million of other cash costs primarily associated with debt breakage costs, merger advisory fees, management retention bonuses and other costs, of which $70.6 million was charged to expense during the year, with the remaining $7.6 million of direct costs related to the repurchase of shares charged against additional paid-in capital. The Company also incurred non-cash charges of approximately $11.8 million primarily related to the write-off of previous debt issuance costs and various other non-cash charges of approximately $5.1 million related to the recapitalization. Included in the amounts disclosed above are losses associated with the extinguishment of the previously existing debt totaling $32.2 million.

        Subsequent to the recapitalization, on July 16, 2004, the Company issued $75.0 million aggregate principal amount of senior subordinated pay-in-kind ("PIK") notes (the "PIK Notes") and $47.5 million of common stock to certain institutional investors and others in transactions exempt from registration under the Securities Act of 1933. The $122.5 million in gross proceeds from the issuance of PIK Notes and common stock was used to repurchase a portion of the common equity interests of KKR and certain of the Rollover Stockholders for a total of $68.3 million, pay a dividend to shareholders of record on July 14, 2004 of $50.4 million, and pay a bonus to holders of the Company's stock options of $4.0 million, which was charged against earnings.

Note 4:    Stock Based Compensation

  1998 Plan

        The Company's Board of Directors adopted the 1998 Stock Option Plan ("1998 Plan") and reserved 5,000,000 shares of Class A Common Stock of Sealy Corporation for issuance. Options under the 1998 Plan were granted as Nonqualified Stock Options subject to the provisions of Section 83 of the Internal Revenue Code. The options vested either 20% on the first through fifth anniversary of the grant or 40% upon the second anniversary, and 20% on the third, fourth and fifth anniversary dates of the grant. On April 6, 2004, all outstanding options under the 1998 Plan, whether or not vested, other than certain options held by members of management that those members elected to rollover (the "Rollover Options"), were canceled and converted into a right to receive cash consideration upon the completion of the Merger. The Rollover Options, which have an aggregate initial intrinsic value of $24.6 million, represent options to purchase Class A common stock in Sealy Corporation and are fully vested. The expiration dates of the existing options converted to Rollover Options were uniformly extended to ten years from the date of the merger, thus resulting in a new measurement date and recognition of expense for the intrinsic value. Recapitalization expense in the accompanying Statement of Operations includes $21.0 million to settle options not rolled over and $24.6 million for the intrinsic value of the Rollover Options.

  2004 Plan

        The Company's Board of Directors has adopted the 2004 Stock Option Plan for Key Employees of the Company and its Subsidiaries ("2004 Plan") that provides for the grant of cash and cashless exercise stock options, stock appreciation rights and/or dividend equivalent rights to management and other key employees on terms and subject to conditions as established by the Human Resources Committee of the Company's Board of Directors or certain of the committee's designees. Twenty million shares of the Company's Class A common stock are available for grants under the plan. Options under the 2004 Plan are granted in part as "time options," which vest and become exercisable ratably on a monthly basis over the first five years following the date of grant and granted in part as "performance options," which vest and become exercisable over the five fiscal years through fiscal year 2008 upon the achievement of certain EBITDA performance targets and in any event by the eighth anniversary of the date of grant. As of November 28, 2004, approximately 4.9 million time options and 7.1 million performance options were issued and outstanding. The Company has met its EBITDA performance target as of November 28, 2004; thus, the 2004 portion of the performance options became vested (approximately 20% of the total outstanding performance options vested as of November 28, 2004).

  Put Obligations

        Concurrent with the merger in 2004, three officers of the Company were given options to sell their shares of stock in the Company back to the Company upon their retirement. The sales price per share is based on a formula which takes into account changes in the Company's equity since the merger and recapitalization, including, among other things, consolidated net income, additional capital contributions, and capital distributions. The Company recognized an initial put obligation concurrent with the recapitalization of approximately $2.5 million to recognize the resulting obligation to repurchase Rollover Shares held by these officers. A subsequent decline in the sales price per share, resulting from the fact that the Company's July 2004 dividend distribution (see Note 3) exceeded consolidated net income since the merger and recapitalization, resulted in a credit to earnings of

$0.1 million in 2004 included in selling, general and administrative expense. At November 28, 2004, the put obligation of $2.4 million, in other noncurrent liabilities, included both Rollover Options and the vested portion of new options granted to these employees under the 2004 Plan.

        At November 30, 2003, other noncurrent liabilities included an obligation to repurchase certain of the Company's equity securities held by a former officer at the estimated fair market value subject to a maximum and minimum share value stated in the officer's agreement. A charge to earnings of $1.3 million and $0.8 million in fiscal 2003 and 2002, respectively, resulted from adjustments to revalue this obligation to reflect increases in the fair market value of the securities. The obligation reached its maximum value per share in 2003, therefore no expense was recorded in 2004 associated with this obligation. This obligation was subsequently discharged in connection with the recapitalization on April 6, 2004.

        A summary of the status and changes of shares subject to options and the related average price per share is as follows (the option price equaled the stock price at the grant date for all options):

	Shares Subject to Options	Average Option Price Per Share
Outstanding December 2, 2001 (6,499,112 options exercisable)	13,597,764	$0.99
Granted	3,445,951	1.25
Exercised	(1,487,239)	0.29
Canceled	(2,912,662)	0.60

Outstanding December 1, 2002 (5,391,847 options exercisable)	12,643,814	1.23
Granted	1,196,147	1.43
Exercised	(846,855)	0.23
Canceled	(505,700)	2.20

Outstanding November 30, 2003 (6,688,575 options exercisable)	12,487,406	1.27
Exercised prior to recapitalization	(518,911)	0.63
Exercised and cashed out in connection with recapitalization	(5,649,935)	1.11
Granted subsequent to recapitalization	11,973,088	4.39
Exercised subsequent to recapitalization	—	—
Canceled	—	—

Outstanding November 28, 2004 (8,333,632 options exercisable)	18,291,648	$3.26

        For various price ranges, weighted average characteristics of outstanding stock options at November 28, 2004 were as follows:

	Outstanding Options			Exercisable Options
Range of Exercise prices	Shares	Remaining Life (Years)	Weighted Average Price	Shares	Weighted Average Price
$0.00-$1.00	2,557,534	9.4	$0.33	2,557,534	$0.33
$1.00-$2.00	2,960,120	9.4	1.42	2,960,120	1.42
$2.00-$3.00	759,973	9.4	2.43	759,973	2.43
$3.00-$3.44	40,933	9.4	3.44	40,933	3.44
$4.39	11,973,088	9.7	4.39	2,015,072	4.39

Note 5:    Inventories

        The components of inventory as of November 28, 2004 and November 30, 2003 were as follows:

	2004	2003
	(in thousands)
Raw materials	$27,269	$26,575
Work in process	16,626	14,699
Finished goods	8,028	8,139

	$51,923	$49,413

Note 6:    Goodwill and Other Intangible Assets

        The Company adopted the remaining provisions of FAS 142, "Goodwill and Other Intangible Assets" effective at the beginning of fiscal 2002. In accordance with FAS 142, the Company reviews the carrying amounts of goodwill and certain other intangibles for impairment at least annually, or when events or circumstances indicate that their carrying value may not be recoverable from future cash flows. Except for specific write-offs of goodwill associated with business closures, the Company has not recorded any impairment charges during fiscal 2004, 2003 or 2002.

        The changes in the carrying amount of goodwill for the years ended November 28, 2004 and November 30, 2003 are as follows:

	2004	2003
	(in thousands)
Balance at beginning of year	$381,891	$374,946
Goodwill reduced due to business closure (see Note 18)	—	(1,600)
Increase due to foreign currency translation	5,617	8,545

Balance at end of year	$387,508	$381,891

        Other intangibles as of November 28, 2004 and November 30, 2003 consisted of the following:

	2004	2003
	(in thousands)
Acquired licenses	$8,021	$7,530
Less accumulated amortization	(4,658)	(3,181)

Acquired licenses—net	3,363	4,349
Intangible pension asset for unamortized prior service costs (see Note 13)	1,192	1,015

Total other intangibles	$4,555	$5,364

        Acquired licenses are amortized on the straight-line method over periods ranging from 5 to 15 years.

Note 7:    Long-Term Obligations

        Long-term debt as of November 28, 2004 and November 30, 2003 consisted of the following:

	November 28, 2004	November 30, 2003
	(in thousands)
Senior Revolving Credit Facility	$5,000	$—
Senior Secured Term Loan	470,000	—
Senior Unsecured Term Loan	100,000	—
Senior Subordinated Notes	390,000	—
Senior Subordinated PIK Notes	77,792	—
Senior AXELs Credit Agreement	—	259,139
Senior Subordinated Notes (net of premium of $2,816)	—	302,816
Senior Subordinated Discount Notes	—	128,000
Junior Subordinated Notes	—	49,989
Other	9,337	7,309

	1,052,129	747,253
Less current portion	8,542	47,623

	$1,043,587	$699,630

        In connection with the Recapitalization, the Company entered into new senior credit facilities consisting of a $125 million senior secured revolving credit facility with a six-year maturity and a $560 million senior secured term loan facility with an eight-year maturity. The Company also borrowed $100 million under a senior unsecured term loan, due in 2013, and issued $390 million aggregate principal amount of new Senior Subordinated Notes due in 2014.

        As of November 28, 2004, there was $470 million outstanding under the senior secured term loan due in 2012 and $5 million outstanding under a $125 million revolving credit facility due in 2010. At November 28, 2004, the Company had approximately $91.9 million available under the revolving credit facility after taking into account letters of credit issued totaling $28.1 million. The Company will be permitted to incur up to an additional $100.0 million of senior secured term debt at the option of participating lenders, so long as no default or event of default under the new senior secured credit facilities has occurred or would occur after giving effect to such incurrence and certain other conditions are satisfied. The senior secured credit facilities are guaranteed by all of SMC's current and future domestic subsidiaries and are secured by substantially all of the assets of SMC and its current and future domestic subsidiaries by a first priority pledge of 100% of the capital stock of 100% of the capital stock of all other domestic subsidiaries, and a security interest in 65% of the capital stock of each direct foreign subsidiary of SMC. Sealy Corporation, as parent company, is not a guarantor of these credit facilities. The senior credit facilities are governed by the Senior Credit Agreement which imposes certain restrictions including, but not limited to, the payment of dividends or other equity distributions and the incurrence of debt or liens upon the assets of SMC or its subsidiaries. The Senior Credit Agreement also calls for SMC to maintain a maximum net leverage ratio and a minimum interest coverage ratio and imposes limitations on capital expenditures.

        Borrowings under the Company's new senior secured credit facilities bear interest at the Company's choice of the Eurodollar rate or adjusted base rate ("ABR"), in each case, plus an applicable margin (1.00% on the revolving credit facility and 2.25% on the term loan facility as of November 28, 2004), subject to adjustment based on a pricing grid. On August 6, 2004, the Company amended the senior secured credit facility to reduce the applicable margin by 25 basis points. On June 3, 2004, the Company entered into an interest rate swap agreement effective July 6, 2004 effectively fixing the floating portion of the interest rate at 3.725% on $200 million of the outstanding balance under the senior secured term loan through November 2005, declining to $150 million through November 2007 (see also Note 10). To retain the designation of this swap as a hedging instrument, the Company must select the Eurodollar rate on the hedged portion of the senior secured term loan during the term of the swap. The term loan facility initially provided for quarterly principal payments of approximately $1.4 million, however as of November 28, 2004, the Company had repaid $90 million of the term debt, effectively pre-paying all principal payments due prior to the final maturity of the debt in 2012. The Company may also be required to make prepayments equal to 50% of excess cash flow, as defined in the Senior Credit Agreement, as well as 100% of certain asset sales by or proceeds from debt issuances of SMC or its subsidiaries. No excess cash flow payment was required for 2004. See Note 2, Subsequent Events, regarding the amendment of this facility.

        The $100 million senior unsecured term loan, governed by the Senior Unsecured Credit Agreement, will mature in 2013 and bears interest at the Company's choice of the Eurodollar rate or ABR, plus an applicable margin (4.50% as of November 28, 2004), subject to adjustment based on a pricing grid. All principal amounts outstanding under the senior unsecured term loan are to be repaid at maturity. The senior unsecured term loan is guaranteed by all of SMC's current and future domestic subsidiaries. Sealy Corporation, as parent company, is not a guarantor of this facility. The Senior Unsecured Credit Agreement imposes certain restrictions including, but not limited to, the payment of dividends or other equity distributions and the incurrence of debt or liens upon the assets of SMC or its subsidiaries. The Senior Unsecured Credit Agreement calls for the Company to offer prepayment of the loan at a price equal to 101% of the outstanding principal amount in the event of a change in control as defined in the agreement. The Senior Unsecured Credit Agreement also allows for the voluntary prepayment of the unsecured term loan at a premium (principal plus premium expressed as percentages of principal amount) if redeemed during the twelve-month period beginning on April 6 of each of the years indicated below (see Note 2, Subsequent Events, regarding the amendment of the senior secured credit facility):

Year	Percentage of Principal Amount
2004	103.0%
2005	102.0%
2006	101.0%
2007 and thereafter	100.0%

        The outstanding Senior Subordinated Notes consist of $390 million aggregate principal amount maturing June 2014, bearing interest at 8.25% per annum payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2004. On September 29, 2004, the Company completed an exchange offer whereby all of the Senior Subordinated Notes were exchanged for publicly traded, registered securities with identical terms (other than certain terms relating to registration rights and certain interest rate provisions otherwise applicable to the original senior subordinated notes). The Senior Subordinated Notes rank junior to all of SMC's existing and future senior indebtedness and secured indebtedness, including any borrowings under the senior secured credit facilities and the senior unsecured term loan. The Senior Subordinated Notes are guaranteed by all of SMC's domestic subsidiaries, but are not guaranteed by Sealy Corporation, as parent company. The Senior Subordinated Notes are governed by an indenture which imposes certain restrictions including, but not limited to, the payment of dividends or other equity distributions and the incurrence of debt or liens upon the assets of SMC or its subsidiaries. The indenture calls for the Company to offer prepayment of the notes at a price equal to 101% of the outstanding principal amount in the event of a change in control as defined in the indenture. After June 15, 2009, the Senior Subordinated Notes are subject to redemption at 30 to 60 days' notice at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of each of the years indicated below:

Year	Percentage of Principal Amount
2009	104.125%
2010	102.750%
2011	101.375%
2012 and thereafter	100.000%

        On July 16, 2004, the Company issued $75.0 million aggregate principal amount of senior subordinated pay-in-kind notes to certain institutional investors in transactions exempt from registration under the Securities Act of 1933. The PIK Notes are unsecured and are not guaranteed by any of the Company's subsidiaries. The PIK Notes accrue interest-in-kind at 10% per year, compounded semiannually. The Company is not required to pay accrued interest on the PIK Notes in cash until maturity. The PIK Notes mature on July 15, 2015, following the maturities of substantially all other existing indebtedness of the Company and its wholly owned subsidiaries, including its $470 million outstanding senior secured term loan, $125 million senior secured revolving credit facility, $100 million senior unsecured term loan and $390 million senior subordinated notes. At maturity, the outstanding principal amount of the PIK Notes, along with any accrued and unpaid interest, will be paid in cash by the Company. At November 28, 2004, the balance of the PIK Notes, together with accrued and unpaid interest, was $77.8 million. The PIK Notes are issued pursuant to the terms of an agreement dated July 16, 2004, which includes certain restrictive covenants regarding, among other things, the issuance of new debt, payment of dividends, and the use of proceeds from asset sales. The Company may redeem the PIK Notes at its option at any time, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of each of the years indicated below:

Year	Percentage of Principal Amount
2004	105.0%
2005	102.5%
2006	101.0%
2007 and thereafter	100.0%

        In addition, at any time prior to the third anniversary of issue, the Company may also use the proceeds of an equity offering to redeem any or all of the PIK Notes at its option at a price of 101% of the principal amount thereof plus all accrued interest not previously paid in cash. Upon a change of control of the Company and the repayment of the Company's senior secured credit facility, holders of the PIK Notes will be able to require the Company to repurchase the PIK Notes at a price of 101% of the principal amount thereof plus all accrued interest not previously paid in cash.

        At November 28, 2004, the company was in compliance with the covenants contained within its senior credit agreements and note indenture.

        In connection with the Recapitalization, all outstanding amounts under the existing Senior AXELs Credit Agreement ($259.1 million outstanding at November 30, 2003) were repaid. On April 6, 2004, the Company closed tender offers with respect to the outstanding $300 million aggregate principal amount of the 9.875% Senior Subordinated Notes ($302.8 million, including premium of $2.8 million, outstanding at November 30, 2003) and the outstanding $128 million aggregate principal amount of 10.875% Senior Subordinated Discount Notes ($128 million outstanding at November 30, 2003) for cash in amounts equal to 103.542% and 103.875% of the principal amounts, respectively. Approximately 91% and 99% of the 9.875% Senior Subordinated Notes and 10.875% Senior Subordinated Discount Notes were tendered, respectively, and the remaining amount was called and paid by the Company on May 6, 2004 for approximately $31.2 million including approximately $1.1 million of accrued interest and prepayment premiums of approximately $1.0 million. The Company also repaid the $50 million outstanding balance ($50.0 million outstanding at November 30, 2003) of its existing 10% Junior Subordinated Notes.

        The Company's net weighted average borrowing cost was 7.6% and 9.1% for Fiscal 2004 and 2003, respectively.

        At November 28, 2004, the annual scheduled maturities of the principal amounts of long-term obligations were (in thousands, and excluding future mandatory prepayments which may be required as discussed above):

2005	$8,542
2006	410
2007	284
2008	40
2009	41
Thereafter	1,042,812

Note 8: Commitments

  Leases

        The Company leases certain operating facilities, offices and equipment. The following is a schedule of future minimum annual lease commitments at November 28, 2004.

Fiscal Year	Commitments Under Operating Leases
(in thousands)
2005	$9,222
2006	8,213
2007	7,292
2008	5,136
2009	3,763
Thereafter	14,608

$48,234

        Rental expense charged to operations is as follows:

	Year Ended Nov. 28, 2004	Year Ended Nov. 30, 2003	Year Ended Dec. 1, 2002
	(in thousands)
Minimum rentals	$15,381	$13,766	$13,790
Contingent rentals (based upon delivery equipment mileage)	2,744	2,502	2,686

	$18,125	$16,268	$16,476

        The Company has the option to renew certain plant operating leases, with the longest renewal period extending through 2033. Most of the operating leases provide for increased rent through increases in general price levels.

  Purchase Agreement

        The Company has entered into a four-year supply agreement with a manufacturer to purchase key component parts for its "UniCased Construction" mattresses. The agreement calls for the Company to meet minimum cumulative purchase targets at the end of each year of the agreement totaling $70.0 million over the entire life of the agreement. To the extent that the Company has exceeded the cumulative target as of the beginning of a year, the commitment for that year is reduced. For the year ended November 28, 2004, the Company exceeded its cumulative minimum purchase requirement of $30.0 million by $17.8 million, thus reducing its minimum obligation for 2005. Based on the cumulative minimum targets, the Company's future minimum purchases under the agreement are $2.2 million for 2005 and $20.0 million in 2006.

Note 9:    Fair Value of Financial Instruments

        Due to the short maturity of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, their carrying values approximate fair value. The carrying amounts of long-term debt under the senior secured credit facilities and the senior unsecured term loan approximate fair value because the interest rate adjusts to market interest rates. The fair value of long-term debt under the Senior Subordinated Notes, based on a quoted market price, was $415.9 million at November 28, 2004.

Note 10:    Hedging Strategy

        In 2000, the Company entered into an interest rate swap agreement that effectively converted $236 million of its floating-rate debt to a fixed-rate basis through December 2006, thereby hedging against the impact of interest rate changes on future interest expense (forecasted cash flows). Use of hedging contracts allows the Company to reduce its overall exposure to interest rate changes, since gains and losses on these contracts will offset losses and gains on the transactions being hedged. The Company formally documents all hedged transactions and hedging instruments, and assesses, both at inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transaction. The fair values of the interest rate agreements are estimated by obtaining quotes from brokers and are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into consideration current interest rates and the current creditworthiness of the counterparties. Effective June 3, 2002, the Company dedesignated the interest rate swap agreement for hedge accounting. As a result of the dedesignation, $12.9 million previously recorded in accumulated other comprehensive loss as of the date of dedesignation was being amortized into interest expense. Due to the retirement of the existing debt in connection with the recapitalization, the remaining $4.7 million previously recorded in accumulated other comprehensive loss was charged to recapitalization expense (see Note 3). Prior to the recapitalization, $0.9 million was amortized into interest expense. For the fiscal years ended November 30, 2003 and December 1, 2002, $3.3 million and $2.0 million, respectively, was amortized into interest expense. Prior to June 3, 2002, the changes in the fair market value of the interest rate swap were recorded in accumulated other comprehensive income (loss). Subsequent to June 3, 2002, changes in the fair market value of the interest rate swap are recorded in interest expense. For the fiscal years ended November 28, 2004, November 30, 2003 and December 1, 2002, $0.9 million, $5.4 million and $15.0 million, respectively, was recorded as net interest expense as a result of the cash requirements of the swap net of the non-cash interest associated with the change in its fair market value. At November 28, 2004 and November 30, 2003, the fair value carrying amounts of this instrument were net obligations of $6.4 million and $14.9 million, respectively, which is recorded as follows:

	November 28, 2004	November 30, 2003
	(in millions)
Accrued interest	$1.2	$2.2
Other accrued expenses	3.0	6.5
Other noncurrent liabilities	2.2	6.2

	$6.4	$14.9

        During the second quarter of 2002, the Company entered into another interest rate swap agreement that has the effect of reestablishing as floating rate debt the $236 million of debt previously converted to fixed rate debt through December 2006. This interest rate swap agreement has not been designated for hedge accounting and, accordingly, any changes in the fair value are recorded in interest expense. For fiscal years ended November 29, 2004, November 30, 2003 and December 1, 2002, $0.8 million, $5.2 million and $10.4 million, respectively, was recorded as a reduction of net interest expense as a result of the cash interest received on the swap net of the non-cash interest associated with the change in its fair market value. At November 28, 2004 and November 30, 2003, the fair value carrying amount of this instrument was $2.2 million and $6.8 million, respectively, with $1.8 million and

$5.1 million recorded in prepaid expenses and other current assets, and $0.3 million and $1.7 million recorded in noncurrent assets.

        The Company also entered into an interest rate cap agreement during the second quarter of 2002 with a notional amount of $175.0 million that capped the LIBOR rate on which certain of its previous floating-rate debt was based at 8% through June 2005. This agreement has not been designated for hedge accounting and, accordingly, any changes in the fair value are recorded in interest expense. The fair value of this instrument is not material.

        In June 2004, the Company entered into an additional swap agreement that has the effect of converting $200 million of the floating-rate debt under the Company's new senior credit facilities to a fixed-rate basis, declining to $150 million through November 2007. The Company has formally designated this swap agreement as a cash flow hedge and expects the hedge to be highly effective in offsetting fluctuations in the designated interest payments resulting from changes in the benchmark interest rate. Accordingly, the effective portion of changes in the market value of the swap will be recorded in other comprehensive income (loss). As of November 28, 2004 $1.7 million was recorded in interest expense. At November 28, 2004, the fair value carrying amount of the instrument was $2.0 million which is recorded as follows:

November 28, 2004
(In millions)
Accrued interest	$1.0
Other accrued expenses	1.4
Long term receivable	(0.4)

$2.0

        At November 28, 2004 and November 30, 2003, accumulated other comprehensive income (loss) associated with the interest rate swaps was ($0.6) million and $(5.6) million, respectively.

        To protect against the reduction in value of forecasted foreign currency cash flows resulting from purchases in a foreign currency, the Company has instituted a forecasted cash flow hedging program. The Company hedges portions of its purchases denominated in foreign currencies with forward and option contracts. At November 28, 2004, the Company had forward contracts to sell a total of 32.5 million Canadian dollars with expiration dates ranging from December 8, 2004 through November 1, 2005. At November 28, 2004, the fair value of the Company's net obligation under the forward contracts was a liability of $3.1 million.

Note 11:    Other (Income) Expense, Net

        Other (income) expense, net includes interest income of $0.9 million, $1.6 million and $2.2 million for the years ended November 28, 2004, November 30, 2003, and December 1, 2002, respectively.

        Other (income) expense, net in the year ended November 30, 2003 also includes a $2.0 million write-off of previously deferred derivative losses recorded in accumulated other comprehensive loss and $0.5 million of deferred debt costs associated with the early extinguishment of debt in May 2003. See also Note 10.

        Other (income) expense, net for the year ended December 1, 2002 also includes the Company's equity in the net loss of Malachi Mattress America, Inc. ("Malachi") of $5.6 million. The Company disposed of its interest in Malachi, a domestic mattress retailer, in October of 2002.

        Other (income) expense, net for the year ended December 1, 2002 also includes $(0.3) for minority interest formerly associated with the Argentina operations.

Note 12:    Income Taxes

        The Company and its domestic subsidiaries file a consolidated U.S. Federal income tax return. Income tax expense (benefit) consists of:

	Year ended Nov. 28, 2004	Year ended Nov. 30, 2003	Year ended Dec. 1, 2001
	(in thousands)
Current:
Federal	$(1,896)	$10,743	$2,743
State and local	259	1,097	433
Foreign	9,319	7,074	6,195

	7,682	18,914	9,371
Deferred:
Federal	(17,630)	(1,546)	(2,014)
State and local	(981)	(226)	(288)
Foreign	1,359	1,054	163

	(17,252)	(718)	(2,139)

Total tax expense	$(9,570)	$18,196	$7,232

        Income before taxes from foreign operations amounted to $10.1 million, $11.8 million, and $13.4 million for the years ended November 28, 2004, November 30, 2003, and December 1, 2002, respectively.

        The differences between the actual tax expense and tax expense computed at the statutory U.S. Federal tax rate are explained as follows:

	Year ended Nov. 28, 2004	Year ended Nov. 30, 2003	Year ended Dec. 2, 2001
Income tax expense (benefit) computed at statutory U.S. Federal income tax rate	$(17,373)	$12,762	$8,453
State and local income taxes, net of federal tax benefit	(3,066)	595	(1)
Foreign tax rate differential	5,420	283	1,946
Adjustment of estimated loss carryforward previously reserved	—	—	584
Change in valuation allowance on deferred tax assets	5,856	3,822	(5,258)
Effect of non deductible meals and entertainment	556	461	494
Other items, net	(963)	273	1,014

Total income tax expense	$(9,570)	$18,196	$7,232

        Deferred income taxes reflect the tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The Company's total deferred tax assets and liabilities and their significant components are as follows:

	2004		2003
	Current Asset (Liability)	Noncurrent Asset (Liability)	Current Asset (Liability)	Noncurrent Asset (Liability)
	(in thousands)
Accrued salaries and benefits	$9,532	$13,150	$5,567	$4,047
Allowance for doubtful accounts	2,531	—	6,423	3,208
Plant shutdown, idle facilities, and environmental costs	33	1,408	850	969
Tax credit and loss carryforward benefit	12,917	16,512	4,063	9,411
Accrued warranty reserve	4,007	746	3,434	—
Other accrued reserves	1,361	—	1,630	—
Book versus tax differences related to property, plant, and equipment	(1,480)	(25,490)	(354)	(25,054)
Book versus tax differences related to intangible assets	1,290	(8,663)	1,304	(6,932)
All other	4,920	1,072	2,635	1,099

	35,111	(1,265)	25,552	(13,252)

Valuation allowance	(10,319)	(9,442)	(5,046)	(8,861)

	$24,792	$(10,707)	$20,506	$(22,113)

        The Company has a valuation allowance against certain deferred tax assets of $19.8 million and $13.9 at November 28, 2004 and November 30, 2003, primarily reflecting uncertainties regarding utilization of loss carryforward benefits.

        At November 28, 2004, the Company had unused federal and state net operating loss and tax credit benefits of $16.9 million generally expiring from 2005 through 2024. There is a valuation allowance against these benefits in the amount of $5.6 million which represents the portion that the company, at this time, expects to expire unused.

        A provision has not been made for U.S. or foreign taxes on undistributed earnings of foreign subsidiaries permanently invested outside the United States. Should the Company repatriate foreign earnings, the Company would have to adjust the income tax provision in the period management determined that the Company would repatriate the earnings. The Company is currently studying the impact of the one-time favorable foreign dividend provisions enacted on October 22, 2004, as part of the American Jobs Creation Act of 2004, and may decide to repatriate earnings of some of its foreign subsidiaries during the coming fiscal year if it qualifies for certain favorable foreign withholding rates. The Company has not completed the evaluation of the range of amounts that may be repatriated and the related income tax effects. Management believes this evaluation will be completed by the end of the third quarter of 2005. See Note 2, Subsequent Events, regarding the repatriation of foreign earnings during the Company's second quarter of fiscal 2005 and the recognition of tax expense thereon.

        Significant judgment is required in evaluating the Company's federal, state and foreign tax positions and in the determination of its tax provision. Despite management's belief that the Company's tax return positions are fully supportable, the Company may establish and has established reserves when it believes that certain tax positions are likely to be challenged and it may not fully prevail in overcoming these challenges. The Company may adjust these reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, its tax advisors, or resolution of issues in the courts. The Company's tax expense includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest. Because the Company is not currently undergoing examinations of any of its corporate income tax returns by tax authorities, management believes that it is unlikely that an audit could be initiated which would result in assessment and payment of taxes related to these positions during 2005. Therefore, the reserves for these positions are classified as noncurrent in the balance sheet.

Note 13:    Retirement Plans

        Substantially all employees are covered by defined contribution profit sharing plans, where specific amounts (as annually established by the Company's board of directors) are set aside in trust for retirement benefits. Profit sharing expense was $7.2 million, $6.4 million, and $5.8 million for the years ended November 28, 2004, November 30, 2003, and December 1, 2002, respectively.

        Hourly employees working at twelve of the Company's domestic manufacturing facilities are covered by union-sponsored retirement plans. The Company's pension cost associated with these plans consists of periodic contributions to these plans based upon employee participation. The Company recognized expense for such contributions of $4.6 million, $4.3 million, and $3.9 million for the years ended November 28, 2004, November 30, 2003, and December 1, 2002, respectively.

        The Company has a noncontributory, defined benefit pension plan covering current and former hourly employees at five of its active plants and seven previously closed facilities. The plan provides retirement and survivorship benefits based on the employees' credited years of service. The Company's funding policy provides for contributions of an amount between the minimum required and maximum amount that can be deducted for federal income tax purposes. Pension plan assets consist of investments in various publicly traded stock, bond and money market mutual funds. The Company records a minimum liability equal to the excess of the accumulated benefit obligation over the fair value of plan assets. Changes in the minimum liability in excess of pension costs recognized in earnings are charged to other comprehensive income, net of related deferred taxes. Because future compensation levels are not a factor in the plan's benefit formula, the accumulated benefit obligation is approximately equal to the projected benefit obligation as reported below. Summarized information for the plan follows:

	2004	2003
Change in Benefit Obligation:
Projected benefit obligation at beginning of year	$11,034	$9,486
Service cost	554	422
Interest cost	681	610
Plan changes	336	329
Actuarial (gains)/losses	678	516
Benefits paid	(374)	(329)
Expenses paid	(104)	—

Projected benefit obligation at end of year	$12,805	$11,034

Change in Plan Assets:
Fair value of plan assets at beginning of year	$6,492	$5,396
Actual return on assets	581	859
Employer contribution	2,182	566
Benefits paid	(374)	(329)
Expenses paid	(104)	—

Fair value of plan assets at end of year	$8,777	$6,492

Funded Status of Plan:
Funded status	$(4,028)	$(4,542)
Unrecognized actuarial (gain)/loss	3,611	3,082
Unrecognized transition (asset)/obligation	(350)	(437)
Unrecognized prior service cost	1,192	1,015

Net amount recognized as of fiscal year end	$425	$(882)

Amounts Recognized in the Consolidated Balance Sheets:
Accrued benefit liability	$(3,852)	$(4,542)
Intangible asset	1,192	1,015
Accumulated other comprehensive income	3,085	2,645

Net amount recognized as of fiscal year end	$425	$(882)

Accumulated Benefit Obligation and Fair Value of Assets:
Accumulated benefit obligation	$(12,629)	$(11,034)
Projected benefit obligation	$(12,805)	$(11,034)
Fair value of assets	8,777	6,492

Unfunded Projected Benefit Obligation	$(4,028)	$(4,542)

	2004 Target	2004 Actual	2003 Actual
Allocation of plan assets:
Equity securities	60.00%	61.56%	60.78%
Debt securities	40.00%	37.96%	38.83%
Other	0.00%	0.48%	0.39%

Total plan assets	100.00%	100.00%	100.00%

	2004	2003	2002
Components of Net Periodic Pension Cost:
Service cost	$554	$422	$390
Interest cost	681	610	553
Expected return on assets	(616)	(444)	(506)
Amortization of unrecognized net loss	184	226	70
Amortization of unrecognized transition asset	(87)	(87)	(87)
Amortization of unrecognized prior service cost	159	128	121

Net periodic pension cost	$875	$855	$541

	2004	2003	2002
Weighted-average assumptions used to determine net periodic benefit cost:
Settlement (discount) rate	6.25%	6.50%	7.00%
Expected long-term return on plan assets	8.50%	8.50%	8.50%
Weighted average rate of increase in future compensation levels	N/A	N/A	N/A
Estimated Future Benefit Payments:
Fiscal 2005	$254
Fiscal 2006	282
Fiscal 2007	316
Fiscal 2008	375
Fiscal 2009	406
Fiscal 2010-2014	2,864
Employer Contributions Expected to be Paid in Fiscal 2005	$1,030

Note 14:    Summary of Interim Financial Information (Unaudited)

        Quarterly financial data for the years ended November 28, 2004 and November 30, 2003, is presented below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Amounts in thousands, except for share data)
2004:
Net sales	$318,198	$316,554	$357,263	$322,005
Gross profit	134,597	136,617	163,318	139,379
Net income (loss)	11,261	(82,157)	20,172	10,657
Earnings per share-Basic	0.10	(0.81)	0.22	0.11
Earnings per share-Diluted	0.10	(0.81)	0.22	0.11
2003:
Net sales	$288,311	$269,776	$324,941	$306,832
Gross profit	122,956	107,826	135,974	127,997
Net income (loss)	9,093	(1,018)	8,697	1,497
Earnings per share-Basic	0.08	(0.01)	0.08	0.01
Earnings per share-Diluted	0.08	(0.01)	0.08	0.01

        The net loss for the second quarter of 2004 includes the effects of the recapitalization.

Note 15:    Business Acquisitions

        During the first quarter of 2002, the Company took control of a retail mattress company in which it had previously made investments in the form of a supply agreement and additional equity. This investment provided the Company an opportunity to determine whether the entity would be a viable distribution source for the Company's products. It is not the Company's strategy to own or control retail operations. Based on management's assessment, evaluation and consideration of alternative business strategies of the Company, it was determined that the acquired entity did not represent a valid business strategy and ceased its operations in May 2002. The Company recorded a non-cash charge of $5.8 million associated with this shut-down of the business representing a write-off of previously recorded goodwill of $5.3 million and a write-down of other assets to their estimated liquidation value. See Note 18 regarding other plant/business closure and restructuring charges.

        Due to the immateriality of the acquisitions to the Company's balance sheet and statement of operations, no pro forma disclosures are considered necessary.

Note 16:    Contingencies

        The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        The Company is currently conducting an environmental cleanup at a formerly owned facility in South Brunswick, New Jersey pursuant to the New Jersey Industrial Site Recovery Act. The Company and one of its subsidiaries are parties to an Administrative Consent Order issued by the New Jersey Department of Environmental Protection. Pursuant to that order, the Company and its subsidiary agreed to conduct soil and groundwater remediation at the property. The Company does not believe that its manufacturing processes were the source of contamination. The Company sold the property in 1997. The Company and its subsidiary retained primary responsibility for the required remediation. The Company has completed essentially all soil remediation with the New Jersey Department of Environmental Protection approval, and has concluded a pilot test of the groundwater remediation system. The Company has received approval from the New Jersey Department of Environmental Protection of a remediation plan for the sediment in Oakeys Brook adjoining the site, which the Company expects to start in 2005. The Company is also monitoring groundwater at the site. The Company has recorded a reserve for $2.5 million ($3.1 million prior to discounting at 4.75%) associated with this remediation project, and it is reasonably possible that up to an additional $0.3 million may be incurred to complete the project.

        The Company is also remediating soil and groundwater contamination at an inactive facility located in Oakville, Connecticut. Although the Company is conducting the remediation voluntarily, it obtained Connecticut Department of Environmental Protection approval of the remediation plan. The Company has completed essentially all soil remediation under the remediation plan and is currently monitoring groundwater at the site. The Company has identified cadmium in the groundwater at the site and intends to address that during 2005. The Company has recorded a reserve of approximately $0.5 million associated with the additional work and ongoing monitoring. The Company believes the contamination is attributable to the manufacturing operations of previous unaffiliated occupants of the facility.

        The Company removed three underground storage tanks previously used for diesel, gasoline, and waste oil from its South Gate, California facility in March 1994 and remediated the soil in the area. Since August 1998, the Company has been working with the California Regional Water Quality Control Board, Los Angeles Region to monitor groundwater at the site.

        While the Company cannot predict the ultimate timing or costs of the South Brunswick, Oakville, and South Gate environmental matters, based on facts currently known, the Company believes that the accruals recorded are adequate and does not believe the resolution of these matters will have a material adverse effect on the financial position or future operations of the Company; however, in the event of an adverse decision, these matters could have a material adverse effect.

        The state of California adopted new flame retardant regulations related to manufactured mattresses and box springs which became effective January 1, 2005. The Company believes that it is in full compliance with those regulations. The Company does not expect the impact of those regulations to be significant to the Company's results of operations or financial position.

        In 2000, Montgomery Ward, a customer of Sealy, declared bankruptcy and filed for protection under Chapter 7 of the U.S. Bankruptcy Code. In 2003, the bankruptcy trustee filed a claim of $3.7 million associated with certain alleged preferential payments by Montgomery Ward to Sealy. In December of 2004 the Company reached a settlement of this matter with the bankruptcy trustee for $0.2 million and is awaiting approval of this settlement from the bankruptcy court.

Note 17:    Segment Information

        The Company has determined that it has two operating segments, domestic and international, that qualify for aggregation as prescribed in SFAS 131. Accordingly, the Company has one reportable industry segment, the manufacture and marketing of conventional bedding. During fiscal 2004, 2003 and 2002, no one customer represented 10% or more of total net sales. Sales outside the United States were $277.8 million, $239.1 million and $216.8 million for fiscal 2004, 2003 and 2002, respectively. Additionally, long-lived assets (principally property, plant and equipment) outside the United States were $53.5 million and $49.7 million as of November 28, 2004 and November 30, 2003, respectively.

Geographic distribution of sales:

	2004		2003		2002
			in millions
US Domestic	$1,036.2	78.9%	$950.8	79.9%	$972.5	81.7%
International:
Canada	114.5	8.7	92.0	7.7	84.1	7.1
Europe	100.5	7.6	88.1	7.4	78.1	6.6
Mexico	21.0	1.6	23.9	2.0	31.6	2.7
Other International Locations	41.8	3.2	35.1	3.0	22.9	1.9

Total International	$277.8	21.1%	$239.1	20.1%	$216.7	18.3%
Total Company	$1,314.0	100.0%	$1,189.9	100.0%	$1,189.2	100.0%

Note 18:    Plant/Business Closings and Restructuring Charges

        On May 1, 2004, the Company closed its manufacturing facility at Randolph, Massachusetts. Accordingly, the Company incurred restructuring charges of approximately $0.6 million during the fiscal year ended November 28, 2004 primarily associated with severance and retention costs. The Company also incurred additional period costs during the year as the business was primarily shifted to the new Albany facility.

        Due to continued weak performance and the fact that it is not the Company's strategy to own or control retail operations in North America, the Company committed to a plan in the fourth quarter of 2003 to dispose of its wholly-owned retail subsidiary by sale or liquidation in early 2004. Accordingly, the Company recognized an impairment charge of $1.8 million during the fourth quarter of 2003, which included the write-off of $1.6 million of goodwill on the books of the subsidiary plus impairment charges for leasehold improvements likely to be abandoned. The subsidiary was sold in May of 2004, with no additional losses recorded. Following the disposal of this subsidiary, the Company no longer has a direct interest in any domestic mattress retailer.

        During 2002, the Company shutdown its Lake Wales and Taylor facilities. The Company recorded a $2.5 million charge associated with the Lake Wales shutdown to write down the land, building and equipment to its estimated fair market value and is actively pursuing the sale of this facility. The Company also recorded a $0.3 million charge primarily for severance associated with the shutdown of the Taylor plant, a leased facility.

        See Note 15 regarding a $5.8 million charge in 2002 due to the closure of a retail subsidiary.

Note 19:    Related Party Transactions

        The Company previously contributed cash and other assets to Mattress Holdings International LLC ("MHI"), a company which was controlled by the Company's previous largest stockholder, Bain Capital, LLC ("Bain"), in exchange for a non-voting interest. MHI was formed to invest in domestic and international loans, advances and investments in joint ventures, licensees and retailers. The equity ownership of MHI was transferred from Bain to the Company in November 2002. In 1999, MHI indirectly through a Bain controlled holding company acquired a minority interest in Mattress Holdings Corporation ("MHC"). MHC owns an interest in Mattress Discounters Corporation ("Mattress Discounters"), a domestic mattress retailer. In addition, MHC sold all of its equity interest in an international retailer on April 15, 2003. This international retailer had been an affiliate of the Company since MHC's acquisition in 2000.

        In October 2002, Mattress Discounters filed a voluntary joint petition with the U.S. Bankruptcy Court for the District of Maryland for reorganization under Chapter 11 of the U.S. Bankruptcy Code and was operating as a debtor in possession under the Bankruptcy Code. Effective March 14, 2003, Mattress Discounters emerged from bankruptcy. At the time Mattress Discounters filed for bankruptcy protection, the Company had recorded in its financial statements a $12.5 million participation in Mattress Discounters' banking facility and $16.0 million in trade receivables. The Company had fully-reserved the trade receivables. As part of the approved bankruptcy settlement, the Company received a non-controlling minority interest in Mattress Discounters and a $12.9 million secured note, guaranteed by MHC. Other entities affiliated with Bain also received a minority interest in Mattress Discounters. Since emerging from bankruptcy, Mattress Discounters has generally been paying within stated terms. Concurrent with the previously mentioned sale of the international bedding retailer by MHC, Sealy consummated the sale to MHC of the $12.9 million note and the equity interest that the Company received in the Mattress Discounters bankruptcy, as well as MHI's equity interest in MHC for $13.6 million. As a result of these transactions, the Company no longer has any direct interest in Mattress Discounters other than trade receivables in the normal course of business. In addition, as a result of the recapitalization discussed in Note 3, after April 6, 2004 Mattress Discounters has ceased to be considered an affiliate of the Company.

        As previously mentioned, MHC sold its interest in an international bedding retailer on April 15, 2003. Consequently, this retailer is no longer an affiliate of Sealy and sales to this retailer after this date have been included in sales to non-affiliates in the statement of operations.

        The following table provides sales to affiliates for the years ended November 28, 2004, November 30, 2003 and December 1, 2002:

	Year ended November 28, 2004	Year ended November 30, 2003	Year Ended December 1, 2002
	($'s in million)
Mattress Discounters Corporation(1)	$7.0	$28.0	$71.6
Malachi Mattress America, Inc.(2)	$—	$—	$58.7
International retailer	$—	$4.0	$13.2

(1)
Through April 6, 2004

(2)
Malachi Mattress America, Inc. was not an affiliate for any part of 2004 and 2003

        The Company believes that the terms on which mattresses were supplied to these affiliates were not materially different than those that might reasonably be obtained in a comparable transaction on an arm's length basis from a person that is not an affiliate or related party.

        Included in fees, expenses and other transaction costs as shown in Note 3 are approximately $31.8 million of merger and acquisition advisory fees paid to KKR and Bain Capital, LLC. During the fiscal year November 28, 2004, the Company paid management fees of $1.4 million to KKR. Also during the year ended November 28, 2004, the Company incurred $2.0 million for consulting services provided by Capstone Consulting LLC, the chief executive officer of which is on the Company's board of directors. During the fiscal year ended November 28, 2004, the Company paid $0.5 million to Bain Capital, LLC for management fees.

Note 20:    Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003	2002
	(in thousands)
Numerator:
Net income (loss)	$(40,067)	$18,269	$16,919
Liquidation preference for common L & M shares	7,841	20,458	18,598

Net income (loss) available to common shareholders	$(47,908)	$(2,189)	$(1,679)

Denominator:
Denominator for basic earnings per share—weighted average shares	99,145	108,686	107,963
Effect of dilutive securities:
Stock options	—	—	—

Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversions	99,145	108,686	107,963

        Due to the loss available to common shareholders in all three periods, the potentially dilutive securities would have been antidilutive. Accordingly, they are excluded from the calculation in dilutive earnings per share.

        As of November 28, 2004, the Company's capital stock consists of Class A common stock, par value $0.01 per share ("Class A Common"). The Board of Directors of the Company is authorized to issue preferred stock, par value $0.01 per share, with such designations and other terms as may be stated in the resolutions providing for the issue of any such preferred stock adopted from time to time by the Board of Directors.

        As of April 6, 2004, the Company's capital stock consisted of Class A common stock, par value $0.01 per share ("Class A Common"), Class B common stock, par value $0.01 per share ("Class B Common"), Class L common stock, par value $0.01 per share ("Class L Common"), and Class M common stock, par value $0.01 per share ("Class M Common" and collectively with the Class A Common, Class B Common and Class L Common, "Common Stock"). The Class L Common and the Class M Common were senior in right of payment to the Class A Common and Class B Common. Holders of Class B Common and Class M Common have no voting rights except as required by law. The holders of Class A Common and Class L Common were entitled to one vote per share on all matters to be voted upon by the stockholders of the Company, including the election of directors. Class A Common and Class L Common were otherwise identical, except that the shares of Class L Common were entitled to a preference over Class A Common with respect to any distribution by the Company to holders of its capital stock equal to the original cost of such share ($40.50) plus an amount which accrues on a daily basis at a rate of 10% per annum, compounded annually. Class B Common and Class M Common were otherwise identical, except that the shares of Class M Common were entitled to a preference over Class B Common with respect to any distribution by the Company to holders of its capital stock equal to the original cost of such share ($40.50) plus an amount which accrued on a daily basis at a rate of 10% per annum, compounded annually. The Class B Common and the Class M Common were convertible into Class A Common and Class L Common, respectively, automatically upon consummation of an initial public offering by the Company. As of November 30, 2003 and December 1, 2002, the aggregate liquidation preference of Class L and Class M Common, including the preferred yield of 10% compounded annually, amounted to $225.3 million and $204.9 million, respectively. The Board of Directors of the Company is authorized to issue preferred stock, par value $0.01 per share, with such designations and other terms as may be stated in the resolutions providing for the issue of any such preferred stock adopted from time to time by the Board of Directors.

Note 21:    Guarantor/Non-Guarantor Financial Information

        The Parent (as defined below) and each of the subsidiaries of Sealy Mattress Company (the "Issuer") that guarantee the Notes (as defined below) (the "Guarantor Subsidiaries") has fully and unconditionally guaranteed, on a joint and several basis, the obligation to pay principal and interest with respect to the 8.25% Senior Subordinated Notes due in 2014 (the "Notes") of the Issuer. Substantially all of the Issuer's operating income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Issuer's subsidiaries, could limit the Issuer's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Notes. Although holders of the Notes will be direct creditors of the Issuer's principal direct subsidiaries by virtue of the guarantees, the Issuer has subsidiaries ("Non-Guarantor Subsidiaries") that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Issuer, including the holders of the Notes.

        The following supplemental consolidating condensed financial statements present:

  1.
  Consolidating condensed balance sheets as of November 28, 2004 and November 30, 2003 and consolidating condensed statements of operations and cash flows for the fiscal years ended November 28, 2004 and November 30, 2003 and December 1, 2002.

  2.
  Sealy Corporation (as guarantor for periods prior to April 6, 2004) and Sealy Mattress Corporation, as Successor to Sealy Corporation as guarantor from April 6, 2004 (see Note 1) (each, for the respective period, the "Parent" and a "guarantor"), Sealy Mattress Company (the "Issuer"), combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method (see Note 1).

  3.
  Elimination entries necessary to consolidate the Parent and all of its subsidiaries.

        Separate financial statements of each of the Guarantor Subsidiaries are not presented because Management believes that these financial statements would not be material to investors.

SEALY CORPORATION

Supplemental Consolidating Condensed Balance Sheet
November 28, 2004
(in thousands)

	Sealy Corporation Non- Guarantor Parent	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$—	$2	$5,142	$17,635	$—	$22,779
Accounts receivable, net	—	—	61	106,511	66,257	—	172,829
Inventories	—	—	1,047	35,014	15,862	—	51,923
Assets held for sale	—	—	—	8,983	—	—	8,983
Prepaid expenses, deferred income taxes and other current assets	894	—	4,616	33,933	4,062	—	43,505

	894	—	5,726	189,583	103,816	—	300,019
Property, plant and equipment, at cost	—	—	6,962	233,339	69,618	—	309,919
Less accumulated depreciation	—	—	(3,620)	(123,132)	(18,988)	—	(145,740)

	—	—	3,342	110,207	50,630	—	164,179
Other assets:
Goodwill	—	—	24,741	304,773	57,994	—	387,508
Other intangibles, net	—	—	—	4,303	252	—	4,555
Net investment in and advances to (from) subsidiaries	(383,743)	(389,163)	941,617	(210,360)	(94,885)	136,534	—
Debt issuance costs, net, and other assets	332	—	33,729	7,094	1,087	—	42,242

	(383,411)	(389,163)	1,000,087	105,810	(35,552)	136,534	434,305

Total assets	$(382,517)	$(389,163)	$1,009,155	$405,600	$118,894	$136,534	$898,503

Liabilities And Stockholders' deficit
Current liabilities:
Current portion—long-term obligations	$—	$—	$—	$22	$8,520	$—	$8,542
Accounts payable	—	—	189	56,056	40,321	—	96,566
Accrued customer incentives and advertising	—	—	1,552	28,549	5,728	—	35,829
Accrued compensation	—	—	270	29,622	7,250	—	37,142
Accrued interest	—	—	2,518	24,790	58	—	27,366
Other accrued expenses	(36)	—	5,428	39,857	4,510	—	49,759

	(36)	—	9,957	178,896	66,387	—	255,204
Due to (from) Parent Company	(3,376)	3,876	(500)	—	—	—	—
Long-term obligations	77,792	—	965,000	21	774	—	1,043,587
Other noncurrent liabilities	—	—	2,254	34,847	8,673	—	45,774
Deferred income taxes	(128)	(9,296)	122	13,101	6,908	—	10,707
Stockholders' deficit	(456,769)	(383,743)	32,322	178,735	36,152	136,534	(456,769)

Total liabilities and stockholders' deficit	$(382,517)	$(389,163)	$1,009,155	$405,600	$118,894	$136,534	$898,503

SEALY CORPORATION

Supplemental Consolidating Condensed Balance Sheet
November 30, 2003
(in thousands)

	Sealy Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$31	$90,985	$10,084	$—	$101,100
Accounts receivable—Non-affiliates, net	15	(38)	103,358	57,649	—	160,984
Accounts receivable—Affiliates, net			1,758		—	1,758
Inventories	—	1,774	33,258	14,381	—	49,413
Prepaid expenses, deferred income taxes and other current assets	(63)	6,548	31,756	5,163	—	43,404

	(48)	8,315	261,115	87,277	—	356,659
Property, plant and equipment, at cost	—	6,485	231,966	61,267	—	299,718
Less accumulated depreciation	—	(3,339)	(111,777)	(13,777)	—	(128,893)

	—	3,146	120,189	47,490	—	170,825
Other assets:
Goodwill	—	14,816	314,698	52,377	—	381,891
Other intangibles, net	—	—	4,415	949	—	5,364
Net investment in and advances to (from) subsidiaries	(18,896)	613,359	(349,653)	(91,683)	(153,127)	—
Long-term notes receivable	—	—	—	13,323	—	13,323
Debt issuance costs, net, and other assets	96	17,946	10,535	2,427	—	31,004

	(18,800)	646,121	(20,005)	(22,607)	(153,127)	431,582

Total assets	$(18,848)	$657,582	$361,299	$112,160	$(153,127)	$959,066

Liabilities And Stockholders' Deficit
Current liabilities:
Current portion—long-term obligations	$—	$41,918	$—	$5,705	$—	$47,623
Accounts payable	—	204	51,851	33,423	—	85,478
Accrued customer incentives and advertising	—	1,369	29,045	5,132	—	35,546
Accrued compensation	—	102	21,675	5,806	—	27,583
Accrued interest	847	1,028	21,109	581	—	23,565
Other accrued expenses	10	7,842	31,385	5,602	—	44,839

	857	52,463	155,065	56,249	—	264,634
Long-term obligations	49,989	648,056	44	1,541	—	699,630
Other noncurrent liabilities	6,998	6,202	29,095	6,556	—	48,851
Deferred income taxes	(530)	(1,202)	19,590	4,255	—	22,113
Stockholders' deficit	(76,162)	(47,937)	157,505	43,559	(153,127)	(76,162)

Total liabilities and stockholders' deficit	$(18,848)	$657,582	$361,299	$112,160	$(153,127)	$959,066

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Operations
Year Ended November 28, 2004
(in thousands)

	Sealy Corporation Non- Guarantor Parent	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales—Non-affiliates	$—	$—	$51,935	$1,009,221	$265,878	$(20,044)	$1,306,990
Net sales—Affiliates	—	—	—	7,030	—	—	7,030

Total net sales	—	—	51,935	1,016,251	265,878	(20,044)	1,314,020
Costs and expenses:
Cost of goods sold—
Non-affiliates	—	—	32,304	556,023	167,791	(20,044)	736,074
Cost of goods sold—
Affiliates	—	—	—	4,035	—	—	4,035

Total cost of goods sold	—	—	32,304	560,058	167,791	(20,044)	740,109
Selling, general and administrative	2	4	14,247	338,696	77,934	—	430,883
Recapitalization Expense	—	41,753	36,871	50,224	4,286	—	133,134
Plant/Business closing and restructuring charges	—	—	—	624	—	—	624
Amortization of intangibles	—	—	—	289	919	—	1,208
Royalty (income) expense, net	—	—	—	(15,295)	1,124	—	(14,171)

Income (loss) from operations	(2)	(41,757)	(31,487)	81,655	13,824	—	22,233
Interest expense	2,803	2,019	67,441	(470)	938	—	72,731
Other income, net	—	—	—	(436)	(425)	—	(861)
Loss (income) from equity investees	38,283	26,247	19,941	—	—	(84,471)	—
Loss (income) from non- guarantor equity investees	—	—	—	166	—	(166)	—
Capital charge and intercompany interest allocation	—	(22,829)	(88,808)	106,786	4,851	—	—

Income (loss) before income taxes	(41,088)	(47,194)	(30,061)	(24,391)	8,460	(84,637)	(49,637)
Income tax expense (benefit)	(1,021)	(8,911)	(3,814)	(4,450)	8,626	—	(9,570)

Net income (loss)	$(40,067)	$(38,283)	$(26,247)	$(19,941)	$(166)	$(84,637)	$(40,067)

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Operations
Year Ended November 30, 2003
(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales—Non-affiliates	$—	$51,765	$893,820	$228,233	$(15,931)	$1,157,887
Net sales—Affiliates	—	—	27,928	4,045	—	31,973

Total net sales	—	51,765	921,748	232,278	(15,931)	1,189,860
Costs and expenses:
Cost of goods sold—Non-affiliates	—	34,826	513,658	143,861	(15,931)	676,414
Cost of goods sold—Affiliates	—	—	16,031	2,662	—	18,693

Total cost of goods sold	—	34,826	529,689	146,523	(15,931)	695,107
Selling, general and administrative	1,210	15,334	314,469	67,387	—	398,400
Plant/Business closing and restructuring charges	—	—	—	1,825	—	1,825
Amortization of intangibles	—	—	289	814	—	1,103
Royalty (income) expense, net	—	—	(13,462)	990	—	(12,472)

Income (loss) from operations	(1,210)	1,605	90,763	14,739	—	105,897
Interest expense	5,800	61,230	462	1,033	—	68,525
Other (income) expense, net	—	2,550	(936)	(707)	—	907
Loss (income) from equity investees	(19,393)	(22,801)	—	—	42,194	—
Loss (income) from non-guarantor equity investees	—	(95)	(5,199)	—	5,294	—
Capital charge and intercompany interest allocation	(4,766)	(55,183)	56,103	3,846	—	—

Income (loss) before income taxes	17,149	15,904	40,333	10,567	(47,488)	36,465
Income tax expense (benefit)	(1,120)	(3,489)	17,532	5,273	—	18,196

Net income (loss)	$18,269	$19,393	$22,801	$5,294	$(47,488)	$18,269

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Operations
Year Ended December 1, 2002
(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales—Non-affiliates	$—	$43,958	$816,284	$196,570	$(11,173)	$1,045,639
Net sales—Affiliates	—	—	130,304	13,225	—	143,529

Total net sales	—	43,958	946,588	209,795	(11,173)	1,189,168
Costs and expenses:
Cost of goods sold—Non-affiliates	—	29,787	460,322	122,943	(11,173)	601,879
Cost of goods sold—Affiliates	—	—	68,875	8,909	—	77,784

Total cost of goods sold	—	29,787	529,197	131,852	(11,173)	679,663
Selling, general and administrative	951	10,596	334,771	64,918	—	411,236
Plant/Business closure and restructuring charges	—	—	2,779	5,802	—	8,581
Amortization of intangibles	—	—	289	774	—	1,063
Royalty income, net	—	—	(12,008)	853	—	(11,155)

Income (loss) from operations	(951)	3,575	91,560	5,596	—	99,780
Interest expense	5,455	64,915	695	1,506	—	72,571
Other (income) expense, net	(5)	—	(1,480)	4,543	—	3,058
Loss (income) from equity investees	(15,659)	(17,646)	—	—	33,305	—
Loss (income) from non-guarantor equity investees	—	256	2,139	—	(2,395)	—
Capital charge and intercompany interest allocation	(8,199)	(58,869)	64,102	2,966	—	—

Income (loss) before income taxes	17,457	14,919	26,104	(3,419)	(30,910)	24,151
Income tax expense (benefit)	538	(740)	8,458	(1,024)	—	7,232

Net income (loss)	$16,919	$15,659	$17,646	$(2,395)	$(30,910)	$16,919

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Cash Flows
Year Ended November 28, 2004
(in thousands)

	Sealy Corporation Non- Guarantor Parent	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$—	$—	$8,368	$20,226	$14,908	$(38)	$43,464

Cash flows from investing activities:
Purchase of property, plant and equipment	—	—	(611)	(19,238)	(2,924)	—	(22,773)
Cash received on affiliate note and investment	—	—	—	—	13,573	—	13,573
Net activity in investment in and advances to (from) subsidiaries and affiliates	(3,897)	358,141	(247,839)	(88,599)	(21,703)	3,897	—
Proceeds from the sale of property, plant and equipment	—	—	—	1,768	—	—	1,768

Net cash provided by (used in) investing activities	(3,897)	358,141	(248,450)	(106,069)	(11,054)	3,897	(7,432)
Cash flows from financing activities:
Cash flows associated with financing of the recapitalization (Note 3):
Proceeds from issuance of common stock	—	436,050	—	—	—	—	436,050
Treasury stock repurchase	—	(748,146)					(748,146)
Proceeds from issuance of new long-term obligations	—	—	1,050,000	—	—	—	1,050,000
Repayment of existing long-term debt	—	(49,989)	(687,139)	—	—	—	(737,128)
Debt issuance costs			(36,403)				(36,403)
Repayments of other long-term obligations, net	—	—	(90,000)	—	—	—	(90,000)
Issuance of Senior Subordinated PIK Notes	75,000						75,000
Equity issuances	47,500	63	—	—	—	(202)	47,361
Net borrowings on revolving credit facilities	—	—	5,000	—	—	—	5,000
Purchase of treasury stock	(68,250)	—	—	—	—	—	(68,250)
Dividend paid	(50,353)	—	—	—	—	—	(50,353)
Other	—	3,881	(1,405)	—	2,029	(3,657)	848

Net cash (used in) provided by financing activities	3,897	(358,141)	240,053	—	2,029	(3,859)	(116,021)

Effect of exchange rate changes on cash	—	—	—	—	1,668	—	1,668

Change in cash and cash equivalents	—	—	(29)	(85,843)	7,551	—	(78,321)
Cash and cash equivalents:
Beginning of period	—	—	31	90,985	10,084	—	101,100

End of period	$—	$—	$2	$5,142	$17,635	$—	$22,779

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Cash Flows
Year Ended November 30, 2003
(in thousands)

	Sealy Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$(2,638)	$81,950	$7,750	$—	$87,062

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(416)	(11,629)	(1,246)	—	(13,291)
Cash received on affiliate note and investment	—	—	—	13,611	—	13,611
Net activity in investment in and advances to (from) subsidiaries and affiliates	(103)	18,919	(1,438)	(17,378)	—	—
Proceeds from the sale of property, plant and equipment	—	—	257	—	—	257

Net cash provided by (used in) investing activities	(103)	18,503	(12,810)	(5,013)	—	577
Cash flows from financing activities:
Issuance of public notes	—	51,500	—	—	—	51,500
(Repayment of) borrowings on long-term obligations	—	(63,341)	(36)	1,140	—	(62,237)
Equity issuances	103	—	—	—	—	103
Debt issuance costs	—	(4,021)	—	—	—	(4,021)

Net cash (used in) provided by financing activities	103	(15,862)	(36)	1,140	—	(14,655)

Effect of exchange rate changes on cash	—	—	—	673	—	673

Change in cash and cash equivalents	—	3	69,104	4,550	—	73,657
Cash and cash equivalents:
Beginning of period	—	28	21,881	5,534	—	27,443

End of period	$—	$31	$90,985	$10,084	$—	$101,100

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Cash Flows
Year Ended December 1, 2002
(in thousands)

	Sealy Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$—	$725	$84,135	$15,392	$—	$100,252

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(225)	(14,186)	(2,437)	—	(16,848)
Purchase of business, net of cash acquired	—	—	—	(6,829)	—	(6,829)
Note receivable from prior affiliate	—	—	—	(3,272)	—	(3,272)
Cash paid on affiliate note	—	—	—	(12,500)	—	(12,500)
Net activity in investment in and advances to (from) subsidiaries and affiliates	369	29,335	(54,429)	24,725	—	—

Net cash provided by (used in) investing activities	369	29,110	(68,615)	(313)	—	(39,449)
Cash flows from financing activities:
Treasury stock repurchase, including direct expenses	(801)	—	—	—	—	(801)
Repayment of long-term obligations	—	(27,637)	(81)	(14,773)	—	(42,491)
Equity issuances	432	—	—	—	—	432
Debt issuance costs	—	(1,600)	—	—	—	(1,600)
Purchase of interest rate cap	—	(625)	—	—	—	(625)

Net cash used in financing activities	(369)	(29,862)	(81)	(14,773)	—	(45,085)

Effect of exchange rate changes on cash	—	—	—	(285)	—	(285)

Change in cash and cash equivalents	—	(27)	15,439	21	—	15,433
Cash and cash equivalents:
Beginning of period	—	55	6,442	5,513	—	12,010

End of period	$—	$28	$21,881	$5,534	$—	$27,443

SEALY CORPORATION

Condensed Consolidated Statements of Operations
(in thousands)
(unaudited)

	Quarter Ended
	February 27, 2005	February 29, 2004
Net sales—Non-affiliates	$359,023	$312,609
Net sales—Affiliates (Note 14)	—	5,589

Total net sales	359,023	318,198
Cost of goods sold—Non-affiliates	199,973	180,393
Cost of goods sold—Affiliates (Note 14)	—	3,208

Total cost of goods sold	199,973	183,601
Gross Profit	159,050	134,597
Selling, general and administrative	108,331	101,626
Amortization of intangibles	175	294
Royalty income, net of royalty expense	(2,628)	(3,384)

Income from operations	53,172	36,061
Interest expense	19,727	16,944
Other income (Note 8)	(93)	(434)

Income before income tax expense	33,538	19,551
Income tax expense	12,904	8,290

Net income	20,634	11,261
Liquidation preference for common L & M shares	—	5,634
Net income (loss) available to common shareholders	20,634	5,627
Earnings (loss) per common share—Basic:
Net earnings (loss)—Basic	0.22	0.10
Liquidation preference for common L & M shares	—	(0.05)
Net earnings (loss) available to common shareholders—Basic	0.22	0.05
Earnings (loss) per common share—Diluted:
Net earnings (loss)—Diluted	0.21	0.10
Liquidation preference for common L & M shares	—	(0.05)
Net earnings (loss) available to common shareholders—Diluted	0.21	0.05
Weighted average number of common shares outstanding:
Basic	92,491	109,031
Diluted	97,210	109,104

See accompanying notes to condensed consolidated financial statements.

SEALY CORPORATION

Condensed Consolidated Balance Sheets
(in thousands)
(unaudited)

	February 27, 2005	November 28, 2004*
Assets
Current assets:
Cash and cash equivalents	$37,838	$22,779
Accounts receivable, net of allowances for bad debts, cash discounts and returns	197,375	172,829
Inventories (Note 4)	57,177	51,923
Assets held for sale	4,370	8,983
Prepaid expenses, deferred taxes and other current assets	32,941	43,505

	329,701	300,019
Property, plant and equipment—at cost	312,255	309,919
Less: accumulated depreciation	(148,380)	(145,740)

	163,875	164,179
Other assets:
Goodwill (Note 6)	385,863	387,508
Other intangibles (Note 6)	4,411	4,555
Debt issuance costs, net, and other assets	41,386	42,242

	431,660	434,305

	$925,236	$898,503

Liabilities and Stockholders' Deficit
Current liabilities:
Current portion of long-term obligations (Note 7)	$12,025	$8,542
Accounts payable	107,911	96,566
Accrued incentives and advertising	33,380	35,829
Accrued compensation	41,080	37,142
Accrued interest	13,054	27,366
Other accrued expenses	43,348	49,759

	250,798	255,204
Long-term obligations, net of current portion (Note 7)	1,057,071	1,043,587
Other noncurrent liabilities	43,619	45,774
Deferred income taxes	12,559	10,707
Commitments and contingencies (Note 13)	—	—
Stockholders' deficit (Note 12):
Common stock	925	925
Additional paid-in capital	386,482	386,453
Accumulated deficit	(829,308)	(849,942)
Accumulated other comprehensive loss	3,090	5,795

	(438,811)	(456,769)

	$925,236	$898,503

*
Condensed from audited financial statements.

See accompanying notes to condensed consolidated financial statements.

SEALY CORPORATION

Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Quarter Ended
	February 27, 2005	February 29, 2004
Net cash provided by (used in) operating activities	$1,892	$(18,452)

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(5,698)	(5,342)
Proceeds from the sale of property, plant and equipment	4,648	—

Net cash used in investing activities	(1,050)	(5,342)
Cash flows from financing activities:
Repayments of long-term obligations	(5,000)	—
Net borrowings under revolving credit facilities	17,251	—
Treasury stock repurchase	—	(508)
Equity issuances	—	314
Other	2,938	817

Net cash provided by financing activities	15,189	623

Effect of exchange rate changes on cash	(972)	(88)

Change in cash and cash equivalents	15,059	(23,259)
Cash and cash equivalents:
Beginning of period	22,779	101,100

End of period	$37,838	$77,841

See accompanying notes to condensed consolidated financial statements.

SEALY CORPORATION

Notes to Condensed Consolidated Financial Statements

Note 1:    Basis of Presentation

        The condensed consolidated interim financial statements are unaudited, and certain information and footnote disclosures related thereto normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted in accordance with Rule 10-01 of Regulation S-X. In the opinion of management, the accompanying unaudited consolidated financial statements were prepared following the same policies and procedures used in the preparation of the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position of Sealy Corporation and its subsidiaries (the "Company"). The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year. These consolidated financial statements should be read in conjunction with the company's audited consolidated financial statements for the year ended November 28, 2004, included elsewhere in this registration statement.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosures on contingent assets and liabilities at quarter end and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

        On April 6, 2004, the Company completed a merger with affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR") whereby KKR acquired 92% of the Company's capital stock. Certain of the Company's previous stockholders, including affiliates of Bain Capital, LLC and others, retained an 8% interest in the Company's stock. The merger was accounted for as a recapitalization. Subsequent to the recapitalization, the Company contributed all of its 100% interest in Sealy Mattress Company to a newly formed subsidiary holding company, Sealy Mattress Corporation, which also replaced the Company as the parent-guarantor of the 8.25% Senior Subordinated Notes due 2014 issued by Sealy Mattress Company.

        Certain reclassifications of previously reported financial information were made to conform to the 2005 presentation.

Note 2:    Subsequent Events

        In the second quarter of fiscal 2005, the Company adopted the Dividend Reinvestment Plan ("DRP"). Under the DRP, the Company plans to repatriate $50 million pursuant to Section 965 of the 1986 Internal Revenue Code, as amended. The estimated income tax liability associated with the repatriation is $7.2 million. In the second quarter of fiscal 2005, the Company repatriated $25.1 million, net of $1.3 million withholding taxes.

        On April 14, 2005, SMC amended its senior secured credit facility. In connection with the amendment, amounts outstanding under the senior secured term loan were increased to $565 million. The additional $100 million of borrowings was used to repay amounts outstanding under SMC's senior unsecured term loan. In addition, the amendment reduced the applicable interest rate margin on the senior secured term loan by 25 basis points. As a result of the amendment, the Company recognized a pre-tax charge of approximately $6.2 million in its 2005 fiscal second quarter related to the write off of certain deferred financing costs, prepayment premiums on the senior unsecured term loan, and other fees and expenses related to the refinancing.

        Subsequent to February 27, 2005, the Company has repaid $30 million of its senior secured term loan.

Note 3:    Stock Option and Restricted Stock Plans

        Certain employees of the Company have been granted options to purchase the Company's common stock As permitted by FAS 123, "Accounting for Stock-Based Compensation", the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and makes no charges (except to the extent required by APB Opinion No. 25) against earnings with respect to options granted. FAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure an Amendment of FASB Statement No. 123" does however require interim disclosure of pro forma information regarding net income and earnings per share determined as if the Company had accounted for its stock options under the fair value method.

        For purposes of this pro forma disclosure, the estimated fair value of the options is amortized as an expense over the options' vesting periods.

	Three months ended
	February 27, 2005	February 29, 2004
	(in thousands)
Net income, as reported	$20,634	$11,261
Add: Stock-based compensation expense included in reported net income net of related tax effects.	93	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(386)	(40)

Pro forma net income	$20,341	$11,221

Earnings per share:
Basic—as reported	$0.22	$0.10
Basic—pro forma	0.22	0.10
Diluted—as reported	0.21	0.10
Diluted—pro forma	0.21	0.10

        The Company recognized approximately $0.2 million of expense during the three months ended February 27, 2005 resulting from accretion of an obligation to three executives of the Company for their right to put to the Company, upon their retirement, shares of the Company's stock currently held as vested or partially vested options.

Note 4:    Inventories

        The major components of inventories were as follows:

	February 27, 2005	November 28, 2004
	(in thousands)
Raw materials	$29,969	$27,269
Work in process	18,272	16,626
Finished goods	8,936	8,028

	$57,177	$51,923

Note 5:    Warranty Costs

        The Company's warranty policy provides a 10-year non-prorated warranty service period on all currently manufactured Sealy Posturepedic, Stearns & Foster and Bassett bedding products and some other Sealy-branded products, and a 20-year warranty on its new TrueForm product line introduced late in the first quarter of fiscal 2005. The Company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. The change in the company's accrued warranty obligations for the periods ending February 29, 2004, November 28, 2004, and February 27, 2005 was as follows (in thousands):

	February 27, 2005	November 28, 2004	February 29, 2004
Accrued warranty obligations at beginning of period	$13,857	$9,135	$9,135
Warranty claims	(3,814)	(14,607)	(3,051)
Warranty provisions	3,271	19,329	2,977

Accrued warranty obligations at end of period	$13,314	$13,857	$9,061

Note 6:    Goodwill and Other Intangible Assets

        In accordance with FAS 142, the Company reviews the carrying amounts of goodwill and certain other intangibles for impairment at least annually, or when events or circumstances indicate that their carrying value may not be recoverable from future cash flows. The Company has not recorded any impairment charges during the three months ended February 27, 2005 or February 29, 2004.

        The changes in the carrying amount of goodwill for the three months ended February 27, 2005, are as follows (in thousands):

Balance as of November 28, 2004	$387,508
Decrease due to foreign currency translation	(1,645)

Balance as of February 27, 2005	$385,863

        Total other intangibles of $4.4 million (net of accumulated amortization of $4.7 million) as of February 27, 2005 primarily consist of acquired licenses, which are amortized on the straight-line method over periods ranging from 5 to 15 years, and an intangible asset consisting of unamortized pension prior service costs of $1.2 million.

Note 7:    Long-Term Obligations

        Long-term debt as of February 27, 2005 and November 28, 2004 consisted of the following:

	February 27, 2005	November 28, 2004
	(in thousands)
Senior Revolving Credit Facility	$22,148	$5,000
Senior Secured Term Loan	465,000	470,000
Senior Unsecured Term Loan	100,000	100,000
Senior Subordinated Notes	390,000	390,000
Senior Subordinated PIK Notes	79,710	77,792
Other	12,238	9,337

	1,069,096	1,052,129
Less current portion	(12,025)	(8,542)

	$1,057,071	$1,043,587

        The total borrowing capacity under the senior revolving credit facility is $125 million, of which up to $25 million may be borrowed in Canada. At February 27, 2005, amounts outstanding under the senior revolving credit facility included $16.5 million and $5.6 million under the U.S. and Canadian portions of the facility, respectively. At February 27, 2005, the Company had approximately $75.1 million total available under the revolving credit facility after taking into account letters of credit issued totaling $27.8 million.

        Annually, the Company may be required to make principal prepayments equal to 50% of excess cash flow for the preceding fiscal year, as defined in its senior secured credit agreement. At February 27, 2005, the Company is unable to determine the amount of such required prepayment, if any, that would be due in the first quarter of fiscal 2006 with respect to any excess cash flow for the 2005 fiscal year.

        The Company intends to amend its senior secured credit facility in April of 2005. The final terms and timing of the refinancing, if it occurs, will depend on market conditions and other factors. In connection with the amendment, amounts outstanding under the senior secured term loan will increase to $565 million. The additional $100 million borrowing will be used for the repayment of the outstanding senior unsecured term loan. Management believes that the amended senior secured credit facility will have substantially the same terms as the existing facility, although the interest rate margins under the new facility will likely be lower than those under the existing facility. The Company expects to incur certain costs in the second quarter of fiscal 2005 in connection with the amendment resulting from related fees, expenses, and, depending upon the final terms of the amended facility, the write-off of deferred debt issuance costs associated with the existing facilities. See Note 2, Subsequent Events, regarding the amendment of the senior secured credit facility.

Note 8:    Other Income

        Other income includes interest income of $0.1 million and $0.4 million for the quarters ended February 27, 2005 and February 29, 2004, respectively.

Note 9:    Recently Issued Accounting Pronouncements

        In November of 2004, the FASB issued SFAS 151, "Inventory Costs, an amendment of ARB No. 43 Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company will adopt this statement as of the beginning of fiscal 2006, and does not expect that it will have a material impact on our financial position or results of operations.

        In December 2004, the FASB issued FAS 123 (Revised), "Share-Based Payment" ("FAS 123R") which replaces FAS 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). This statement requires compensation costs relating to share-based payment transactions to be recognized in financial statements based upon the fair value of the award. FAS 123R eliminates the option to account for the cost of stock-based compensation using the intrinsic value method as allowed under APB 25. The Company expects to adopt FAS 123R as of the beginning of its fiscal year ending November 26, 2006. The Company currently measures compensation costs related to its share-based awards under APB 25, as allowed by FAS 123, and provides pro forma disclosure in the notes to the financial statements of the effects of accounting for share-based payments under FAS 123, as required by that standard (see Note 3). The Company expects the adoption of FAS 123R to have an impact on its results of operations. The Company is still in the process of evaluating the extent of such impact.

Note 10:    Hedging Strategy

        In 2000, the Company entered into an interest rate swap agreement that effectively converted $236 million of its floating-rate debt to a fixed-rate basis through December 2006, thereby hedging against the impact of interest rate changes on future interest expense (forecasted cash flows). Use of hedging contracts allows the Company to reduce its overall exposure to interest rate changes, since gains and losses on these contracts will offset losses and gains on the transactions being hedged. The Company formally documents all hedged transactions and hedging instruments, and assesses, both at inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transaction. The fair values of the interest rate agreements are estimated by obtaining quotes from brokers and are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into consideration current interest rates and the current creditworthiness of the counterparties. Effective June 3, 2002, the Company dedesignated the interest rate swap agreement for hedge accounting. As a result of the dedesignation, $12.9 million previously recorded in accumulated other comprehensive loss as of the date of dedesignation was being amortized into interest expense over the remaining life of the interest rate swap agreement. Due to the retirement of the existing debt in connection with the April 2004 recapitalization, the remaining $4.7 million previously recorded in accumulated other comprehensive loss was charged to expense during the second fiscal quarter of 2004. Prior to the recapitalization, for the three months ended February 29, 2004, $0.6 million was amortized into interest expense. Prior to June 3, 2002, the changes in the fair market value of the interest rate swap were recorded in accumulated other comprehensive income (loss). Subsequent to June 3, 2002, changes in the fair market value of the interest rate swap are recorded in interest expense. For the three months ended February 27, 2005 and February 29, 2004, $0.4 million and $2.1 million, respectively, was recorded as net interest expense as a result of the cash requirements of the swap net of the non-cash interest associated with the change in its fair market value. At February 27, 2005 and November 28, 2004, the fair value carrying amount of this instrument was recorded as follows:

	February 27, 2005	November 28, 2004
	(in thousands)
Accrued interest payable	$825	$1,162
Other accrued expenses	2,440	3,030
Other noncurrent liabilities	1,342	2,250

	$4,607	$6,442

        During the second quarter of 2002, the Company entered into another interest rate swap agreement that has the effect of reestablishing as floating rate debt the $236 million of debt previously converted to fixed rate debt through December 2006. This interest rate swap agreement was not designated for hedge accounting and, accordingly, any changes in the fair value are recorded in interest expense. For the three months ended February 27, 2005 and February 29, 2004, $0.4 million and $2.1 million, respectively, was recorded as a reduction of net interest expense as a result of the cash interest received on the swap net of the non-cash interest associated with the change in its fair market value. At February 27, 2005 and November 28, 2004, the fair value carrying amount of this instrument was a net asset of $1.0 million and $2.2 million, respectively, with $1.0 million and $1.8 million recorded in prepaid expenses and other current assets, and $0.0 million and $0.3 million recorded in noncurrent assets, respectively.

        The Company also entered into an interest rate cap agreement during the second quarter of 2002 with a notional amount of $175.0 million that caps the LIBOR rate on which the floating rate debt is based at 8% through December 2006. This agreement has not been designated for hedge accounting and, accordingly, any changes in the fair value are recorded in interest expense. The fair value of this instrument is not material.

        In June 2004, the Company entered into an additional swap agreement that has the effect of converting $200 million of the floating-rate debt under the Company's new senior credit facilities to a fixed-rate basis through November 2005, declining to $150 million through November 2007. The Company has formally designated this swap agreement as a cash flow hedge and expects the hedge to be highly effective in offsetting fluctuations in the designated interest payments resulting from changes in the benchmark interest rate. Accordingly, the effective portion of changes in the market value of the swap is recorded in other comprehensive income (loss). As of February 27, 2005, $0.6 million was recorded in interest expense. At February 27, 2005 and November 28, 2004, the fair value carrying amount of the instrument was recorded as follows:

	February 27, 2005	November 28, 2004
	(In thousands)
Accrued interest payable	$663	$978
Other accrued expenses	616	1,420
Long term receivable	(1,326)	(377)

	$(47)	$2,021

        At February 27, 2005 and November 28, 2004, accumulated other comprehensive income (loss) associated with the interest rate swaps was $0.4 million and $(0.6) million, respectively.

        To protect against the reduction in value of forecasted foreign currency cash flows resulting from purchases in a foreign currency, the Company has instituted a forecasted cash flow hedging program. The Company hedges portions of its purchases denominated in foreign currencies with forward and option contracts. The Company does not designate its foreign currency hedges for accounting purposes, therefore all changes in fair value are charged to earnings. At February 27, 2005, the Company had forward contracts to sell a total of 26.5 million Canadian dollars with expiration dates ranging from March 3, 2004 through November 15, 2005. At February 27, 2005 and November 28, 2004, the fair value of the Company's net obligation under the forward contracts was a liability of $1.4 million and $3.1 million, respectively. For the quarter ended February, 27, 2005, the Company recognized foreign currency transaction gains of $2.4 million, compared with gains of $1.0 million for the first quarter of 2004.

Note 11:    Defined Benefit Pension Expense

        The components of net periodic pension cost recognized for the Company's defined benefit pension plan for the three months ended February 27, 2005 and February 29, 2004 are as follows (in thousands):

	Three months ended
	February 27, 2005	February 29, 2004
Service cost	$158	$119
Interest cost	191	180
Expected return on plan assets	(178)	(136)
Amortization of unrecognized losses	63	188
Amortization of unrecognized transition asset	(22)	(22)
Amortization of unrecognized prior service cost	44	40

Net periodic pension cost*	$256	$369

Cash contributions	$—	$129

*
Net periodic pension costs recognized for the three months ended February 27, 2005 are based upon preliminary estimates pending the final actuarial determination of such costs for fiscal 2005. Similarly, net periodic pension costs for the three months ended February 29, 2004 were based upon preliminary estimates.

        The Company expects to make additional cash contributions to the plan of approximately $1.0 million during the remainder of fiscal 2005.

Note 12:    Stockholders' Deficit

        Total comprehensive income for the quarters ended February 27, 2005 and February 29, 2004 was $17.9 million and $14.5 million, respectively.

        Activity in Stockholders' deficit is as follows (dollars in thousands):

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at November 28, 2004	—	$925	$386,453	$(849,942)	$5,795	$(456,769)
Comprehensive Income:
Net income for the three months ended February 27, 2005	$20,634	—	—	20,634	—	20,634
Change in fair value of cash flow hedge	1,053	—	—	—	1,053	1,053
Foreign currency translation adjustment	(3,758)	—	—	—	(3,758)	(3,758)
Issuance of common stock	—	—	29	—	—	29

Balance at February, 27 2005	$17,929	$925	$386,482	$(829,308)	$3,090	$(438,811)

Note 13:    Contingencies

        The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        The Company is currently conducting an environmental cleanup at a formerly owned facility in South Brunswick, New Jersey pursuant to the New Jersey Industrial Site Recovery Act. The Company and one of its subsidiaries are parties to an Administrative Consent Order issued by the New Jersey Department of Environmental Protection. Pursuant to that order, the Company and its subsidiary agreed to conduct soil and groundwater remediation at the property. The Company does not believe that its manufacturing processes were the source of contamination. The Company sold the property in 1997. The Company and its subsidiary retained primary responsibility for the required remediation. The Company has completed essentially all soil remediation with the New Jersey Department of Environmental Protection approval, and has concluded a pilot test of the groundwater remediation system. The Company has received approval from the New Jersey Department of Environmental Protection of a remediation plan for the sediment in Oakeys Brook adjoining the site, which the Company expects to start in 2005. The Company is also monitoring groundwater at the site. The Company has recorded a reserve for $2.4 million ($3.0 million prior to discounting at 4.75%) associated with this remediation project, and it is reasonably possible that up to an additional $0.3 million may be incurred to complete the project.

        The Company is also remediating soil and groundwater contamination at an inactive facility located in Oakville, Connecticut. Although the Company is conducting the remediation voluntarily, it obtained Connecticut Department of Environmental Protection approval of the remediation plan. The Company has completed essentially all soil remediation under the remediation plan and is currently monitoring groundwater at the site. The Company has identified cadmium in the ground water at the site and intends to address that during 2005. The Company has recorded a reserve of approximately $0.4 million associated with the additional work and ongoing monitoring. The Company believes the contamination is attributable to the manufacturing operations of previous unaffiliated occupants of the facility.

        The Company removed three underground storage tanks previously used for diesel, gasoline, and waste oil from its South Gate, California facility in March 1994 and remediated the soil in the area. Since August 1998, the Company has been working with the California Regional Water Quality Control Board, Los Angeles Region to monitor groundwater at the site.

        While the Company cannot predict the ultimate timing or costs of the South Brunswick, Oakville, and South Gate environmental matters, based on facts currently known, the Company believes that the accruals recorded are adequate and does not believe the resolution of these matters will have a material adverse effect on the financial position or future operations of the Company; however, in the event of an adverse decision, these matters could have a material adverse effect.

        The state of California adopted new flame retardant regulations related to manufactured mattresses and box springs which became effective January 1, 2005. The Company believes that it is in full compliance with those regulations. The Company does not expect the impact of those regulations to be significant to the Company's results of operations or financial position.

        In 2000, Montgomery Ward, a customer of Sealy, declared bankruptcy and filed for protection under Chapter 7 of the U.S. Bankruptcy Code. In 2003, the bankruptcy trustee filed a claim of $3.7 million associated with certain alleged preferential payments by Montgomery Ward to Sealy. In December of 2004 the Company reached a settlement of this matter with the bankruptcy trustee for $0.2 million, which has been approved by the bankruptcy court.

Note 14:    Related Party Transactions

        The Company previously contributed cash and other assets to Mattress Holdings International LLC ("MHI"), a company which was controlled by the Company's previous largest stockholder, Bain Capital, LLC ("Bain"), in exchange for a non-voting interest. MHI was formed to invest in domestic and international loans, advances and investments in joint ventures, licensees and retailers. The equity ownership of MHI was transferred from Bain to the Company in November 2002. In 1999, MHI, indirectly through a Bain controlled holding company, acquired a minority interest in Mattress Holdings Corporation ("MHC"). MHC owns an interest in Mattress Discounters Corporation ("Mattress Discounters"), a domestic mattress retailer.

        In October 2002, Mattress Discounters filed a voluntary joint petition with the U.S. Bankruptcy Court for the District of Maryland for reorganization under Chapter 11 of the U.S. Bankruptcy Code and was operating as a debtor in possession under the Bankruptcy Code. Effective March 14, 2003, Mattress Discounters emerged from bankruptcy. At the time Mattress Discounters filed for bankruptcy protection, the Company had recorded in its financial statements a $12.5 million participation in Mattress Discounters' banking facility and $16.0 million in trade receivables. The Company had fully-reserved the trade receivables. As part of the approved bankruptcy settlement, the Company received a non-controlling minority interest in Mattress Discounters and a $12.9 million secured note, guaranteed by MHC. Other entities affiliated with Bain also received a minority interest in Mattress Discounters. Sealy consummated the sale to MHC of the $12.9 million note and the equity interest that the Company received in the Mattress Discounters bankruptcy, as well as MHI's equity interest in MHC for $13.6 million. As a result of these transactions, the Company no longer has any direct interest in Mattress Discounters other than trade receivables in the normal course of business. In addition, as a result of the acquisition by KKR on April 6, 2004, Bain relinquished its controlling interest in the

Company and Mattress Discounters ceased to be considered an affiliate of the Company subsequent to that date. Fiscal 2004 sales and cost of sales to Mattress Discounters during its period of affiliation with the Company up to April 6, 2004 are reported in the statement of operations as sales and cost of sales to affiliate. The Company believes that the terms on which mattresses were supplied to Mattress Discounters while an affiliate were not materially different than those that might reasonably be obtained in a comparable transaction on an arm's length basis from a person that is not an affiliate or related party.

        During the three months ended February 27, 2005, the Company paid management fees of $0.7 million to KKR. Also during the three months ended February 27, 2005, the Company incurred $0.7 million for consulting services provided by Capstone Consulting LLC, the chief executive officer of which is on the Company's board of directors.

Note 15:    Segment Information

        The Company has determined that it has two operating segments, domestic and international, that qualify for aggregation as prescribed in SFAS 131. Accordingly, the Company has one reportable industry segment, the manufacture and marketing of conventional and specialty bedding. During the first quarter of 2005 and 2004 no one customer represented 10% or more of total net sales. Sales outside the United States were $72.3 million and $63.7 million for the first quarter of 2005 and 2004, respectively. In addition, long-lived assets (principally property, plant and equipment and other investments) outside the United States were $52.3 million and $53.5 million as of February 27, 2005 and November 28, 2004, respectively.

  Geographic distribution of sales:

	February 27, 2005		February 29, 2004
	(dollars in millions)
US domestic	$286.7	79.9%	$254.5	80.0%
International:
Canada	28.4	7.9	24.3	7.6
Europe	25.6	7.1	23.0	7.2
Mexico	6.3	1.8	6.4	2.0
Other International Locations	12.0	3.3	10.0	3.2

Total international	72.3	20.1	63.7	20.0

Total company	$359.0	100.0%	$318.2	100.0%

Note 16:    Guarantor/Non-Guarantor Financial Information

        The Parent (as defined below) and each of the subsidiaries of Sealy Mattress Company (the "Issuer") that guarantee the Notes (as defined below) (the "Guarantor Subsidiaries") has fully and unconditionally guaranteed, on a joint and several basis, the obligation to pay principal and interest with respect to the 8.25% Senior Subordinated Notes due in 2014 (the "Notes") of the Issuer. Substantially all of the Issuer's operating income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Issuer's subsidiaries, could limit the Issuer's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Notes. Although holders of the Notes will be direct creditors of the Issuer's principal direct subsidiaries by virtue of the guarantees, the Issuer has subsidiaries ("Non-Guarantor Subsidiaries") that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Issuer, including the holders of the Notes.

        The following supplemental consolidating condensed financial statements present:

  1.
  Condensed consolidating balance sheets as of February 27, 2005 and November 28, 2004 and condensed consolidating statements of operations and cash flows for the three months ended February 27, 2005 and February 29, 2004.

  2.
  Sealy Corporation (as guarantor for periods prior to April 6, 2004) and Sealy Mattress Corporation, successor to Sealy Corporation as guarantor from April 6, 2004 (see Note 1) (each, for the respective period, the "Parent" and a "guarantor"), the Issuer, combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method (see Note 1).

  3.
  Elimination entries necessary to consolidate the Parent and all of its subsidiaries.

        Separate financial statements of each of the Guarantor Subsidiaries are not presented because management believes that these financial statements would not be material to investors.

SEALY CORPORATION

Supplemental Consolidating Condensed Balance Sheet
February 27, 2005
(in thousands)

	Sealy Corporation Non- Guarantor Parent	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$—	$2	$4,115	$33,721	$—	$37,838
Accounts receivable, net	—	—	25	139,480	57,870	—	197,375
Inventories	—	—	2,810	38,098	16,269	—	57,177
Assets held for sale	—	—	—	4,370	—	—	4,370
Prepaid expenses, deferred income taxes and other current assets	1,642	—	3,808	22,997	4,494	—	32,941

	1,642	—	6,645	209,060	112,354	—	329,701
Property, plant and equipment, at cost	—	—	6,982	235,692	69,581	—	312,255
Less accumulated depreciation	—	—	(3,694)	(124,316)	(20,370)	—	(148,380)

	—	—	3,288	111,376	49,211	—	163,875
Other assets:
Goodwill	—	—	24,741	304,797	56,325	—	385,863
Other intangibles, net	—	—	—	4,231	180	—	4,411
Net investment in and advances to (from) subsidiaries	(364,595)	(373,891)	962,917	(208,027)	(100,435)	84,031	—
Debt issuance costs, net, and other assets	325	—	33,118	6,750	1,193	—	41,386

	(364,270)	(373,891)	1,020,776	107,751	(42,737)	84,031	431,660

Total assets	$(362,628)	$(373,891)	$1,030,709	$428,187	$118,828	$84,031	$925,236

Liabilities And Stockholders' deficit
Current liabilities:
Current portion—long-term obligations	$—	$—	$—	$17	$12,008	$—	$12,025
Accounts payable	—	—	829	69,813	37,269	—	107,911
Accrued customer incentives and advertising	—	—	4	29,675	3,701	—	33,380
Accrued compensation	—	—	67	34,658	6,355	—	41,080
Accrued interest	—	—	699	12,312	43	—	13,054
Other accrued expenses	(34)	—	3,908	34,586	4,888	—	43,348

	(34)	—	5,507	181,061	64,264	—	250,798
Due to (from) Parent Company	(3,405)	—	—	3,405	—	—	—
Long-term obligations	79,710	—	971,500	22	5,839	—	1,057,071
Other noncurrent liabilities	—	—	1,360	34,196	8,063	—	43,619
Deferred income taxes	(88)	(9,296)	824	14,675	6,444	—	12,559
Stockholders' deficit	(438,811)	(364,595)	51,518	194,828	34,218	84,031	(438,811)

Total liabilities and stockholders' deficit	$(362,628)	$(373,891)	$1,030,709	$428,187	$118,828	$84,031	$925,236

SEALY CORPORATION

Supplemental Consolidating Condensed Balance Sheet
November 28, 2004
(in thousands)

	Sealy Corporation Non- Guarantor Parent	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$—	$2	$5,142	$17,635	$—	$22,779
Accounts receivable, net	—	—	61	106,511	66,257	—	172,829
Inventories	—	—	1,047	35,014	15,862	—	51,923
Assets held for sale	—	—	—	8,983	—	—	8,983
Prepaid expenses, deferred income taxes and other current assets	894	—	4,616	33,933	4,062	—	43,505

	894	—	5,726	189,583	103,816	—	300,019
Property, plant and equipment, at cost	—	—	6,962	233,339	69,618	—	309,919
Less accumulated depreciation	—	—	(3,620)	(123,132)	(18,988)	—	(145,740)

	—	—	3,342	110,207	50,630	—	164,179
Other assets:
Goodwill	—	—	24,741	304,773	57,994	—	387,508
Other intangibles, net	—	—	—	4,303	252	—	4,555
Net investment in and advances to (from) subsidiaries	(383,743)	(389,163)	941,617	(210,360)	(94,885)	136,534	—
Debt issuance costs, net, and other assets	332	—	33,729	7,094	1,087	—	42,242

	(383,411)	(389,163)	1,000,087	105,810	(35,552)	136,534	434,305

Total assets	$(382,517)	$(389,163)	$1,009,155	$405,600	$118,894	$136,534	$898,503

Liabilities And Stockholders' deficit
Current liabilities:
Current portion—long-term obligations	$—	$—	$—	$22	$8,520	$—	$8,542
Accounts payable	—	—	189	56,056	40,321	—	96,566
Accrued customer incentives and advertising	—	—	1,552	28,549	5,728	—	35,829
Accrued compensation	—	—	270	29,622	7,250	—	37,142
Accrued interest	—	—	2,518	24,790	58	—	27,366
Other accrued expenses	(36)	—	5,428	39,857	4,510	—	49,759

	—	—	9,957	178,896	66,387	—	255,240
Due to (from) Parent Company	(3,376)	3,876	(500)	—	—	—	—
Long-term obligations	77,792	—	965,000	21	774	—	1,043,587
Other noncurrent liabilities	—	—	2,254	34,847	8,673	—	45,774
Deferred income taxes	(128)	(9,296)	122	13,101	6,908	—	10,707
Stockholders' deficit	(456,769)	(383,743)	32,322	178,735	36,152	136,534	(456,769)

Total liabilities and stockholders' deficit	$(382,517)	$(389,163)	$1,009,155	$405,600	$118,894	$136,534	$898,503

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Operations
Three Months Ended February 27, 2005
(in thousands)

	Sealy Corporation Non- Guarantor Parent	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$15,385	$280,555	$68,739	$(5,656)	$359,023
Costs and expenses:
Cost of goods sold	—	—	9,130	152,495	44,004	(5,656)	199,973
Selling, general and administrative	—	—	1,537	87,487	19,307	—	108,331
Amortization of intangibles	—	—	—	72	103	—	175
Royalty (income) expense, net	—	—	—	(3,102)	474	—	(2,628)

Income from operations	—	—	4,718	43,603	4,851	—	53,172
Interest expense	1,928	76	17,517	(73)	279	—	19,727
Other income, net	—	—	—	(2)	(91)	—	(93)
Income from equity investees	(21,853)	(21,900)	(19,590)	—	—	63,343	—
Income from non-guarantor equity investees	—	—	—	(2,423)	—	2,423	—
Capital charge and intercompany interest allocation	—	—	(16,549)	15,803	746	—	—

Income before income taxes	19,925	21,824	23,340	30,298	3,917	(65,766)	33,538
Income tax expense (benefit)	(709)	(29)	1,440	10,708	1,494	—	12,904

Net income	$20,634	$21,853	$21,900	$19,590	$2,423	$(65,766)	$20,634

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Operations
Three Months Ended February 29, 2004
(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales—Non-Affiliates	$—	$10,699	$244,348	$61,480	$(3,918)	$312,609
Net sales—Affiliates	—	—	5,589	—	—	5,589

Total net sales	—	10,699	249,937	61,480	(3,918)	318,198
Costs and expenses:
Cost of goods sold—Non-Affiliates	—	6,997	138,776	38,538	(3,918)	180,393
Cost of goods sold—Affiliates	—	—	3,208	—	—	3,208

Total cost of goods sold	—	6,997	141,984	38,538	(3,918)	183,601
Selling, general and administrative	21	3,233	80,833	17,539	—	101,626
Amortization of intangibles	—	—	72	222	—	294
Royalty (income) expense, net	—	—	(3,651)	267	—	(3,384)

Income (loss) from operations	(21)	469	30,699	4,914	—	36,061
Interest expense	1,309	15,340	2	293	—	16,944
Other income	—	—	(187)	(247)	—	(434)
Income from equity investees	(11,261)	(11,241)	—	—	22,502	—
Income from nonguarantor equity investees	—	(216)	(2,206)	—	2,422	—
Capital charge and intercompany interest allocation	(1,330)	(14,530)	15,198	662	—	—

Income before income taxes	11,261	11,116	17,892	4,206	(24,924)	19,551
Income tax expense (benefit)	—	(145)	6,651	1,784	—	8,290

Net income	$11,261	$11,261	$11,241	$2,422	$(24,924)	$11,261

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Cash Flows
Three Months Ended February 27, 2005
(in thousands)

	Sealy Corporation Non- Guarantor Parent	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(1,501)	$249	$3,144	$—	$1,892

Cash flows from investing activities:
Purchase of property, plant and equipment, net	—	—	(34)	(5,599)	(65)	—	(5,698)
Proceeds from the sale of property, plant and equipment	—	—	—	4,648	—	—	4,648
Net activity in investment in and advances to (from) subsidiaries and affiliates	—	—	(4,965)	(354)	5,319	—	—

Net cash provided by (used in) investing activities	—	—	(4,999)	(1,305)	5,254	—	(1,050)
Cash flows from financing activities:
Repayments of long-term obligations, net	—	—	(5,000)	—	—	—	(5,000)
Net borrowings under revolving credit facilities	—	—	11,500	—	5,751	—	17,251
Other	—	—	—	29	2,909	—	2,938

Net cash provided by financing activities	—	—	6,500	29	8,660	—	15,189

Effect of exchange rate changes on cash	—	—	—	—	(972)	—	(972)

Change in cash and cash equivalents	—	—	—	(1,027)	16,086	—	15,059
Cash and cash equivalents:
Beginning of period	—	—	2	5,142	17,635	—	22,779

End of period	$—	$—	$2	$4,115	$33,721	$—	$37,838

SEALY CORPORATION

Supplemental Consolidating Condensed Statements of Cash Flows
Three Months Ended February 29, 2004
(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$452	$(19,834)	$930	$—	$(18,452)

Cash flows from investing activities:
Purchase of property, plant and equipment, net	—	(76)	(5,097)	(169)	—	(5,342)
Net activity in investment in and advances to (from) subsidiaries and affiliates	194	(343)	(235)	384	—	—

Net cash provided by (used in) investing activities	194	(419)	(5,332)	215	—	(5,342)
Cash flows from financing activities:
Treasury stock repurchase	(508)	—	—	—	—	(508)
Equity issuances	314	—	—	—	—	314
Other	—	(33)	—	850	—	817

Net cash provided by (used in) financing activities	(194)	(33)	—	850	—	623

Effect of exchange rate changes on cash	—	—	—	(88)	—	(88)

Change in cash and cash equivalents	—	—	(25,166)	1,907	—	(23,259)
Cash and cash equivalents:
Beginning of period	—	31	90,985	10,084	—	101,100

End of period	$—	$31	$65,819	$11,991	$—	$77,841

Schedule I—Condensed Financial Information of Registrant (Parent Only)

SEALY CORPORATION
Condensed Balance Sheets
(in thousands)

	November 30, 2003	November 28, 2004
Assets
Current assets:
Accounts receivable—net	$15	$—
Prepaid expenses, deferred income taxes and other current assets	(63)	894

	(48)	894
Other assets:
Net investment in and advances from subsidiaries	(18,896)	(383,743)
Debt issuance costs, net, and other assets	96	332

Total assets	$(18,848)	$(382,517)

Liabilities And Stockholders' deficit
Current liabilities:
Accrued interest	$847	$—
Other accrued expenses	10	(36)

	857	(36)
Due from subsidiary	—	(3,376)
Long-term obligations (Note 3)	49,989	77,792
Other noncurrent liabilities	6,998	—
Deferred income taxes	(530)	(128)
Stockholders' deficit	(76,162)	(456,769)

Total liabilities and stockholders' deficit	$(18,848)	$(382,517)

SEALY CORPORATION
Condensed Statements of Operations
(in thousands)

	Fiscal Year Ended
	December 1, 2002	November 30, 2003	November 28, 2004
Net sales	$—	$—	$—
Selling, general and administrative	951	1,210	2

Loss from operations	(951)	(1,210)	(2)
Interest expense	5,455	5,800	2,803
Other income, net	(5)	—	—
Loss (income) from equity investees	(15,659)	(19,393)	38,283
Intercompany capital charge and interest allocation	(8,199)	(4,766)	—

Income (loss) before income taxes	17,457	17,149	(41,088)
Income tax expense (benefit)	538	(1,120)	(1,021)

Net income (loss)	$16,919	$18,269	$(40,067)

Schedule I—Condensed Financial Information of Registrant (Parent Only)
(Continued)

SEALY CORPORATION
Condensed Statements of Cash Flows
(in thousands)

	Fiscal Year Ended
	December 1, 2002	November 30, 2003	November 28, 2004
Net cash provided by operating activities	$—	$—	$—

Cash flows from investing activites:
Net activity in investment in and advances to (from) subsidiaries and affiliates	369	(103)	(3,897)

Net cash provided by (used in) investing activities	369	(103)	(3,897)
Cash flows from financing activities:
Issuance of Senior Subordinated PIK Notes			75,000
Equity issuances	432		47,500
Purchase of treasury stock	(801)	103	(68,250)
Dividend paid			(50,353)

Net cash provided by (used in) financing activities	(369)	103	3,897

Change in cash and cash equivalents	—	—	—
Cash and cash equivalents:
Beginning of period	—	—	—

End of period	$—	$—	$—

Schedule I—Condensed Financial Information of Registrant (Parent Only)
(Continued)

SEALY CORPORATION
Notes to Condensed Financial Statements
(in thousands)

(1)   Basis of Presentation

        The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Sealy Corporation appearing elsewhere in this prospectus.

        In these parent company only financial statements, Sealy Corporation's investments in its subsidiaries are stated at cost plus equity in the undistributed earnings of those subsidiaries.

        The parent company does not guarantee the debt of its subsidiaries.

(2)   Cash Dividends from Subsidiary

        Sealy Corporation has not received cash dividends from any of its subsidiaries during the fiscal years ended December 1, 2002, November 30, 2003 and November 28, 2004, nor during the three months ended February 29, 2004 and February 27, 2005.

(3)   Future Maturities of Long-Term Debt

        Long-term debt at November 28, 2004 and February 27, 2005 consists entirely of the Senior Subordinated PIK Notes which are due in their entirety on July 16, 2015. Long-term debt at November 30, 2003 consists of notes payable to a former owner of Sealy Corporation, such notes having been retired in connection with the Recapitalization.

Schedule II—Consolidated Valuation and Qualifying Accounts

							Three months ended
	Fiscal Year
Description							February 29, 2004		February 27, 2005
	2002		2003		2004
Allowance for doubtful accounts
Balance Beginning of Period	$20,481		$24,777		$17,596		$17,596		$8,570
Charged to Costs and Expenses	31,252		5,047		3,149		988		967
Charged to Other Accounts-Describe	—		—		—		—		—
Deductions- Describe	26,956	(1)	12,228	(1)	12,175	(1)	2,526	(1)	130	(1)
Balance at End of Period	$24,777		$17,596		$8,570		$16,058		$9,407
Reserve for discounts and returns
Balance Beginning of Period	$1,612		$1,566		$5,433		$5,433		$6,206
Charged to Costs and Expenses	21,963		29,465		19,238		3,886		6,633
Charged to Other Accounts-Describe	—		—		—		—		—
Deductions- Describe	22,009		25,598		18,465		3,408		5,194
Balance at End of Period	$1,566		$5,433		$6,206		$5,911		$7,645
Reserve for inventory obsolescence
Balance Beginning of Period	$1,983		$1,594		$2,163		$1,594		$1,535
Charged to Costs and Expenses	(389)		569		360		591		—
Charged to Other Accounts-Describe	—		—		—		—		—
Deductions- Describe	—		—		988		—		—
Balance at End of Period	$1,594		$2,163		$1,535		$2,185		$1,535
Deferred tax asset valuation
Balance Beginning of Period	$12,002		$6,744		$13,907		$13,908		$19,761
Charged to Costs and Expenses	—		7,163		5,854		—		—
Charged to Other Accounts-Describe	—		—		—		—		—
Deductions- Describe	5,258	(3)	—		—		—		778	(4)
Balance at End of Period	$6,744		$13,907		$19,761		$13,908		$18,983

(1)
Uncollectible accounts written off, net of recoveries

(2)
Cash discounts taken and accommodation returns

(3)
Sale of Malachi Mattress American, adjustments of NOL carryforwards

(4)
Adjustments of NOL carryforwards

                        Shares
Sealy Corporation
Common Stock

PROSPECTUS

                  , 2005

Citigroup	JPMorgan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by the Registrant in connection with the offer and sale of the securities being registered. All amounts are estimates except the registration fee.

SEC registration fee		$47,374.25
NASD filing fee		40,750
listing fee		*
Blue Sky fees and expenses		7,500
Transfer agent's fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

        The General Corporation Law of the State of Delaware ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. The certificate of incorporation of the registrant includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends); or for transactions from which the director derived improper personal benefit.

        The certificate of incorporation of the registrant provides that the registrant must indemnify its directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our by laws, agreement, vote of stockholders or disinterested directors or otherwise.

        Sealy Corporation maintains insurance to protect itself and its directors, officers and representatives and those of its subsidiaries against any such expense, liability or loss, whether or not it would have the power to indemnify them against such expense, liability or loss under applicable law.

Item 15.    Recent Sales of Unregistered Securities

        Since April 6, 2004 we have issued securities in the following transactions, which were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), as transactions by an issuer not involving any public offering thereunder. Unless otherwise noted, there were no underwriters or initial purchasers involved in connection with the sale of these securities.

        On April 6, 2004, the Company completed a merger with affiliates of KKR whereby KKR acquired approximately 92% of the Company's capital stock. Certain of the Company's stockholders prior to the merger, including affiliates of Bain Capital, LLC and others (the "Rollover Stockholders"), retained approximately an 8% interest in the Company's stock. The Company's capital stock outstanding immediately prior to the merger, except with respect to those shares to be retained by the Rollover Stockholders, was cancelled and exchanged for aggregate cash consideration of approximately $740.5 million. The Company issued new Class A Common Stock to KKR in exchange for cash in the amount of $436.1 million. The issuance of the new Class A common stock to KKR was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. SMC issued new debt totaling $1,050 million of which $390 million aggregate principal amount consisted of new senior subordinated notes bearing interest at 8.25% due June 2014. Those notes were sold under the Securities Act of 1933 to Goldman, Sachs & Co., J.P. Morgan Securities Inc., RBC Capital Markets Corporation and ING Financial Markets LLC.

        On July 16, 2004, the Company issued $75.0 million aggregate principal amount of senior subordinated pay-in-kind ("PIK") notes and $47.5 million of common stock to certain institutional investors, in each case under Rule 144A of the Securities Act of 1933.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits. Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission's Rules and Regulations under the Securities Act of 1933.

  (b)
  Financial Statement Schedules.

      Schedule I Condensed Financial Information of Registrant (Parent Only)

      Schedule II Consolidated Valuation and Qualifying Accounts

Item 17.    Undertakings.

1.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

2.
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Trinity, North Carolina on June 30, 2005.

SEALY CORPORATION
By:	/s/ JAMES B. HIRSHORN Name: James B. Hirshorn Title: Executive Vice President, Chief Financial Officer and Director

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James B. Hirshorn and Kenneth L. Walker, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

******

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 and Power of Attorney have been signed below by the following persons in the capacities on the 30th day of June, 2005.

Signature	Title

/s/ DAVID J. MCILQUHAM David J. McIlquham	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JAMES B. HIRSHORN James B. Hirshorn	Executive Vice President, Chief Financial Officer and Director (Principal Accounting Officer)
/s/ STEVEN BARNES Steven Barnes	Director
/s/ SIMON E. BROWN Simon E. Brown	Director

/s/ BRIAN F. CARROLL Brian F. Carroll	Director
/s/ JAMES W. JOHNSTON James W. Johnston	Director
/s/ DEAN B. NELSON Dean B. Nelson	Director
/s/ SCOTT M. STUART Scott M. Stuart	Director

EXHIBIT INDEX

        The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1
Agreement and Plan of Merger, dated as of March 3, 2004, by and between Sealy Corporation and Posturepedic Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed April 15, 2004)
2.2
First Amendment to the Agreement and Plan of Merger, dated April 5, 2004, by and between Sealy Corporation and Sealy Acquisition Corp. (incorporated herein by reference to Exhibit 2.2 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed April 15, 2004)
3.1*	Amended and Restated Certificate of Incorporation of Sealy Corporation
3.2*	Bylaws of Sealy Corporation
4.1*	Form of Stock Certificate for Common Stock
4.2
Indenture, dated as of April 6, 2004, by and among Sealy Mattress Company, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee, with respect to the 8.25% Senior Subordinated Notes due 2014 and the 8.25% Senior Subordinated Exchange Notes due 2014 (incorporated herein by reference to Exhibit 4.1 to Sealy Mattress Company's Registration Statement on from S-4 (File No. 333-117081) filed July 1, 2004)
4.3
First Supplemental Indenture, dated as of June 28, 2004, among Sealy Mattress Company, Sealy Corporation, Sealy Mattress Corporation and the subsidiary guarantors named therein and The Bank of New York Trust Company, N.A., as trustee, with respect to the 8.25% Senior Subordinated Notes due 2014 and the 8.25% Senior Subordinated Exchange Notes due 2014 (incorporated herein by reference to Exhibit 4.3 to Sealy Mattress Company's Registration Statement on from S-4 (File No. 333-117081) filed July 1, 2004)
4.4†
Note and Stock Purchase Agreement, dated as of July 16, 2004, between Sealy Corporation and the Purchasers named therein, with respect to the 10% Senior Subordinated Notes due 2015 and Common Stock, par value $0.01 per share
5.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1
Sealy Profit Sharing Plan, Amended and Restated, dated December 1, 1989 (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 (File No. 1-8738) filed February 27, 1996)
10.2
Amendment No. 1 to Sealy Profit Sharing Plan (incorporated herein by reference to Exhibit 10.21 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 1996 (File No. 1-8738) filed March 3, 1997)
10.3
Amendment No. 2 to Sealy Profit Sharing Plan (incorporated herein by reference to Exhibit 10.22 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 1996 (File No. 1-8738) filed March 3, 1997)
10.4
Sealy Corporation Bonus Program (incorporated herein by reference to Exhibit 10.5 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 (File No. 1-8738) filed February 27, 1996)

10.5
Amendment No. 1 to Sealy Bonus Plan (incorporated herein by reference to Exhibit 10.17 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 1996 (File No. 1-8738) filed March 3, 1997)
10.6
Sealy Corporation 1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.48 to Sealy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended March 1, 1998 (File No. 1-8738) filed April 15, 1998)
10.7
2004 Stock Option Plan for Key Employees of Sealy Corporation and its Subsidiaries (incorporated herein by reference to Exhibit 4.4 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
10.8	Form of Management Stockholder's Agreement (incorporated herein by reference to Exhibit 4.5 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
10.9	Form of Sale Participation Agreement(incorporated herein by reference to Exhibit 4.6 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
10.10	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.7 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
10.11	Form of Rollover Agreement (incorporated herein by reference to Exhibit 4.9 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
10.12†
Stockholders' Agreement, dated as of April 6, 2004, among Sealy Corporation, The Northwestern Mutual Life Insurance Company, Teachers Insurance and Annuity Association of America and Sealy Paterson LLC and Sealy Holding LLC
10.13
Stockholders' Agreement, dated as of April 6, 2004, among Sealy Corporation, Bain Capital Fund V, L.P., Bain Capital Fund V, L.P., BCIP Associates, BCIP Trust Associates, L.P., Harvard Private Capital Holdings, Inc., Sealy Investors 1, LLC, Sealy Investors 2, LLC, Sealy Investors 3, LLC and Sealy Holding LLC (incorporated herein by reference to Exhibit 10.12 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
10.14
Registration Rights Agreement, dated as of April 6, 2004, among Sealy Corporation and Sealy Holding LLC (incorporated herein by reference to Exhibit 10.13 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
10.15
Second Amended and Restated Credit Agreement dated April 14, 2005 among Sealy Mattress Company, Sealy Canada, LTD./LTEE, the Guarantors named therein, Sealy Mattress Corporation, Sealy Corporation, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Securities Inc., as joint lead arranger, Goldman Sachs Credit Partners, L.P., as joint lead arranger, General Electric Capital Corporation, as co-documentation agent, Royal Bank of Canada as co-documentation agent, and other lenders from time to time parties thereto (incorporated herein by reference to Exhibit 10.21 to Sealy Mattress Corporation's Current Report on Form 8-K (File No. 333-117081) filed April 20, 2005)

10.16
Employment Agreement, dated as of August 25, 1997, by and between Sealy Corporation and Bruce Barman (incorporated herein by reference to Exhibit 10.7 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed January 2, 1998)
10.17
Employment Agreement, dated as of August 25, 1997, by and between Sealy Corporation and Jeffrey C. Claypool (incorporated herein by reference to Exhibit 10.8 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed January 2, 1998)
10.18
Employment Agreement, dated as of August 25, 1997, by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.12 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed January 2, 1998)
10.19
Amendment to Employment Agreement, dated as of December 17, 1997, between the employees named therein and Sealy Corporation (incorporated herein by reference to Exhibit 10.19 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed January 2, 1998)
10.20
Amendment to Employment Agreement dated January 20, 2000 by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.33 to Sealy Mattress Company's Registration Statement on Form S-4 (File No. 333-67478) filed December 21, 2001)
10.21
Employment Agreement, dated as of May 25, 2001 by and between Sealy Corporation and Charles Dawson (incorporated herein by reference to Exhibit 10.37 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 2002 (File No. 1-8738) filed March 3, 2003)
10.22
Employment Agreement, dated as of September 17, 2002 by and between Sealy Corporation and Al Boulden (incorporated herein by reference to Exhibit 10.35 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 2002 (File No. 1-8738) filed March 3, 2003)
10.23
Employment Agreement, dated as of September 17, 2002 by and between Sealy Corporation and Kenneth L. Walker (incorporated herein by reference to Exhibit 10.36 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 2002 (File No. 1-8738) filed March 3, 2003)
10.24
Employment Agreement, dated as of October 1, 2002 by and between Sealy Corporation and G. Michael Hofmann (incorporated herein by reference to Exhibit 10.38 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 2002 (File No. 1-8738) filed March 3, 2003)
10.25
Amended Employment Agreement, dated as of January 14, 2005 by and between Sealy Corporation and James B. Hirshorn (incorporated herein by reference to Exhibit 10.27 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
10.26
Amended Employment Agreement, dated as of January 14, 2005 by and between Sealy Corporation and David J. McIlquham (incorporated herein by reference to Exhibit 10.21 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
10.27†	Employment Agreement, dated April 1, 2005, by and between Sealy Corporation and Philip Dobbs

10.28
Sealy Corporation Executive Severance Benefit Plan dated January 25, 1993 (incorporated herein by reference to the appropriate Exhibit to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 1992 (File No. 1-8738))
10.29
Sealy Corporation Directors' Deferred Compensation Plan dated December 13, 2004 (incorporated herein by reference to Exhibit 10.27 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
10.30
Form of Stock Option Agreement (Special Retirement Only), dated as of July 20, 2004 by and between Sealy Corporation and Bruce G. Barman (incorporated herein by reference to Exhibit 10.30 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
10.31
Form of Stock Option Agreement (Special Retirement Only), dated as of July 20, 2004 by and between Sealy Corporation and Jeffrey C. Claypool (incorporated herein by reference to Exhibit 10.31 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
10.32
Form of Stock Option Agreement (Special Retirement Only), dated as of July 20, 2004 by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.32 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
21.1*	Subsidiaries of Sealy Corporation
23.1†	Consent of Deloitte & Touche LLP
23.2†	Consent of PricewaterhouseCoopers LLP
23.3*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

*
To be filed by amendment.

†
Filed herewith.

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TABLE OF CONTENTS
MARKET AND INDUSTRY DATA
SUMMARY
Our Company
Market Growth Drivers
Our Competitive Strengths
Our Strategy
The Recapitalization and Other Recent Transactions
The Offering
Risk Factors
General Information About This Prospectus
Summary Historical and Pro Forma Financial and Other Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
SEALY CORPORATION Unaudited Pro Forma Condensed Consolidated Balance Sheet February 27, 2005
SEALY CORPORATION Notes to Unaudited Pro Forma Condensed Consolidating Balance Sheet (in millions)
SEALY CORPORATION Unaudited Pro Forma Condensed Consolidated Statement of Operations Year Ended November 28, 2004
SEALY CORPORATION Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations (in millions)
SEALY CORPORATION Unaudited Pro Forma Condensed Consolidated Statement of Operations Three Months Ended February 27, 2005
SEALY CORPORATION Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations (in millions)
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Option Grants in Last Fiscal Year
Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End/Option Values
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SEALY CORPORATION Consolidated Balance Sheets (in thousands, except share amounts)
SEALY CORPORATION Consolidated Balance Sheets (in thousands, except per share amounts)
SEALY CORPORATION Consolidated Statements Of Operations (in thousands)
SEALY CORPORATION Consolidated Statements Of Cash Flows (in thousands)
SEALY CORPORATION Notes To Consolidated Financial Statements
SEALY CORPORATION Supplemental Consolidating Condensed Balance Sheet November 28, 2004 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Balance Sheet November 30, 2003 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Operations Year Ended November 28, 2004 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Operations Year Ended November 30, 2003 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Operations Year Ended December 1, 2002 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Cash Flows Year Ended November 28, 2004 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Cash Flows Year Ended November 30, 2003 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Cash Flows Year Ended December 1, 2002 (in thousands)
SEALY CORPORATION Condensed Consolidated Statements of Operations (in thousands) (unaudited)
SEALY CORPORATION Condensed Consolidated Balance Sheets (in thousands) (unaudited)
SEALY CORPORATION Condensed Consolidated Statements of Cash Flows (in thousands) (unaudited)
SEALY CORPORATION Notes to Condensed Consolidated Financial Statements
SEALY CORPORATION Supplemental Consolidating Condensed Balance Sheet February 27, 2005 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Balance Sheet November 28, 2004 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Operations Three Months Ended February 27, 2005 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Operations Three Months Ended February 29, 2004 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Cash Flows Three Months Ended February 27, 2005 (in thousands)
SEALY CORPORATION Supplemental Consolidating Condensed Statements of Cash Flows Three Months Ended February 29, 2004 (in thousands)
SEALY CORPORATION Condensed Balance Sheets (in thousands)
SEALY CORPORATION Condensed Statements of Operations (in thousands)
Schedule I—Condensed Financial Information of Registrant (Parent Only) (Continued)
SEALY CORPORATION Condensed Statements of Cash Flows (in thousands)
Schedule I—Condensed Financial Information of Registrant (Parent Only) (Continued)
SEALY CORPORATION Notes to Condensed Financial Statements (in thousands)
Schedule II—Consolidated Valuation and Qualifying Accounts
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings .
SIGNATURES
EXHIBIT INDEX